As filed with the Securities and Exchange Commission on July 20, 2007.
Registration No. 333-143248
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DemandTec, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7372	94-3344761
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
One Circle Star Way, Suite 200
San Carlos, California 94070
(650) 226-4600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Daniel R. Fishback
President and Chief Executive Officer
One Circle Star Way, Suite 200
San Carlos, California 94070
(650) 226-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr., Esq.
Brooks Stough, Esq.
Craig M. Schmitz, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, California 94025
(650) 321-2400	Jeffrey R. Vetter, Esq. Laird H. Simons, III, Esq. Scott J. Leichtner, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued July 20, 2007

           Shares

COMMON STOCK

DemandTec, Inc. is offering           shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $     and $      per share.

We have applied to list our common stock on The NASDAQ Global Market under the trading symbol “DMAN.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $   A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	DemandTec

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2007.

MORGAN STANLEY	CREDIT SUISSE

WILLIAM BLAIR & COMPANY
JMP SECURITIES
MONTGOMERY & CO.
PACIFIC CREST SECURITIES

          , 2007

You should rely only on the information contained in this prospectus or in any free writing prospectus to be delivered or made available to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until          , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying our common stock. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

DEMANDTEC, INC.

We are a leading provider of consumer demand management, or CDM, software. Our software enables retailers and consumer products, or CP, companies to define merchandising and marketing strategies based on a scientific understanding of consumer behavior and makes actionable pricing, promotion and other merchandising and marketing recommendations to achieve their revenue, profitability and sales volume objectives. We deliver our applications by means of a software-as-a-service, or SaaS, model, which allows us to capture and analyze the most recent retailer and market-level data and enhance our software rapidly to address our customers’ ever-changing merchandising and marketing needs.

Our CDM software is comprised of a suite of integrated applications — DemandTec Price, DemandTec Promotion, DemandTec Markdown and DemandTec TradePoint. DemandTec Price combines price optimization functionality with price management features to enable retailers and CP companies to create multiple pricing scenarios, evaluate tradeoffs and optimize everyday prices. DemandTec Promotion enables retailers and CP companies to create and simulate multiple promotional plans based on mathematical forecasts of results. DemandTec Markdown enables retailers to optimize plans and prices for items they intend to remove from their assortments, such as end-of-season items, discontinued product lines or overstocked merchandise. DemandTec TradePoint provides retailers and their CP company trading partners a platform to automate and streamline the presentation, negotiation and reconciliation of trade promotion offers in a secure, web-based environment. Most of our DemandTec Price, DemandTec Promotion and DemandTec Markdown customers are retailers, while most of our DemandTec TradePoint customers are CP companies.

Our software as a service is used by 35 retailers and over 100 CP companies worldwide. Our retail customers together accounted for 94% of our revenue in fiscal 2007. Based on annual contract value, our largest U.S.-based retail customers are Best Buy, Office Depot, Safeway, Target and Wal-Mart, our largest international-based retail customers are Casino Supermarkets and Companhia Brasileira de Distribuição, our largest CP company customers are Kraft Foods Global, Nestlé USA, Procter & Gamble and Tyson Foods, and our largest sales agency customers that broker items on behalf of CP companies are Acosta Sales and Marketing and Advantage Sales and Marketing.

The retail and CP markets are large, global markets. In 2005, retail trade represented approximately 23% of worldwide gross domestic product. In 2004, the CP industry generated revenue in the United States of more than $2 trillion. Retailers and CP companies have made significant investments in information technology, or IT. For example, spending on application software by retailers alone exceeded $5.2 billion in 2005 and is expected to increase to over $8.2 billion by 2010. Our target market comprises the more than 1,500 retailers worldwide that have annual sales in excess of $500 million and the thousands of CP companies that sell to these retailers.

Retailers and CP companies operate in intensely competitive environments. The growth of discount stores, warehouse clubs and dollar stores and the emergence of the Internet as a viable retail alternative have provided consumers with increasing alternatives when purchasing goods. Consumers are becoming more discerning, more knowledgable, less loyal and, in many instances, more price sensitive. Without a scalable solution that incorporates statistical analytics, retailers and CP companies historically have made merchandising decisions based on simpler approaches such as cost-plus or competitor-matching pricing and “one-size-fits-all” assortments. In order to gain sustainable advantage in the competition for share of consumer wallet, retailers and CP companies must better understand and predict consumer behavior across geographic, demographic and other segments.

Our CDM software enables customers to incorporate a scientific understanding of consumer demand into their merchandising and marketing decision-making processes. Key benefits of our CDM software include:

•	Understanding and predicting consumer behavior to make merchandising and marketing recommendations that achieve revenue, profitability and sales volume objectives. Our software enables retailers and CP companies to make daily pricing decisions, enforce pricing rules consistently, forecast sales more accurately and devise more targeted promotions based on an understanding and prediction of consumer demand. By using our software, our customers can achieve their revenue, profitability and sales volume objectives, while striking a balance with their desired price and brand images in order to enhance consumer loyalty and maximize the lifetime value of the consumer.

•	Incorporating scalable science into merchandising and marketing decision-making processes. We incorporate advanced econometric modeling techniques and optimization theory into scalable software that our customers use to make day-to-day merchandising and marketing decisions. Our proprietary demand models quantify consumer response at the individual store and item levels based on a variety of factors, including store location, consumer demographics, advertising, in-store displays, the availability of complementary and substitute products, seasonality, competitive activity and loyalty and marketing programs. Our optimization science uses a combination of complex algorithms to help customers determine prices, promotions and markdowns that best accomplish their objectives while complying with their business rules.

•	Leveraging technological advancements through a SaaS delivery model, we are able to adapt to our customers’ changing business needs rapidly and to deliver results quickly. By delivering our software as a service, we are able to capture and analyze the most current retailer and market-level data to better understand the dynamic nature of consumer behavior. We intimately understand how our customers use our software to make day-to-day merchandising and marketing decisions and we are able to enhance our offerings rapidly to address our customers’ evolving business needs. Our grid computing environment allows us to maximize scalability and processing capacity.

Our objective is to extend our position as a leading provider of CDM software. Key elements of our strategy to achieve this objective include:

•	continuing to invest in our state-of-the-art scientific technology that enables our customers to determine the best merchandising and marketing plans to achieve their revenue, profitability and sales volume objectives;

•	developing new software and enhancing our existing software to address a broader set of consumer demand management business requirements in the retail and CP markets;

•	capitalizing on the convergence of merchandising and marketing by developing additional applications and analytics that provide a unified understanding of consumer behavior for both merchants and marketers;

•	delivering additional software to CP companies; and

•	broadening our customer base internationally.

Risk Factors

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we incurred a net loss of $1.5 million in fiscal 2007 and $1.2 million in the first quarter of fiscal 2008, had an accumulated deficit of $69.2 million as of May 31, 2007 and may not achieve or maintain profitability;

•	our quarterly operating results are likely to fluctuate significantly for a variety of reasons;

•	our growth depends upon our ability to add new and retain existing large retail customers;

•	we depend on a small number of large retail customers; and

•	retailers and CP companies may not widely adopt technology solutions incorporating scientific techniques to understand consumer behavior.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in Delaware in November 1999. Our principal executive offices are located at One Circle Star Way, Suite 200, San Carlos, California 94070. In November 2006, we acquired TradePoint Solutions, Inc., or TradePoint. Our telephone number is (650) 226-4600. Our website address is www.demandtec.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock. Our fiscal year ends on the last day of February. References to fiscal 2007, for example, refer to our fiscal year ended February 28, 2007.

Unless the context otherwise requires, we use the terms “DemandTec,” “we,” “us” and “our” in this prospectus to refer to DemandTec, Inc. and its subsidiaries on a consolidated basis. “DemandTec” and the DemandTec logo are registered trademarks of DemandTec. Other DemandTec trademarks used in this prospectus include “DemandTec Price,” “DemandTec Promotion,” “DemandTec Markdown,” “DemandTec TradePoint” and “MyDemandTec.” This prospectus contains additional trade names and trademarks of ours and of other companies.

THE OFFERING

Common stock offered by DemandTec	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use approximately $10.4 million of the net proceeds from this offering to repay outstanding indebtedness. We intend to use the remaining net proceeds for working capital and other general corporate purposes. See ‘‘Use of Proceeds.”

Proposed NASDAQ Global Market symbol	DMAN

The number of shares of our common stock to be outstanding after this offering is based on 20,188,505 shares of our common stock outstanding as of May 31, 2007, and excludes:

•	6,672,235 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2007 at a weighted average exercise price of $2.39 per share;

•	181,747 shares of common stock issuable upon the exercise of warrants outstanding as of May 31, 2007 at a weighted average exercise price of $3.83 per share;

•	473,378 shares of common stock reserved as of May 31, 2007 for future grant under our 1999 Equity Incentive Plan, of which 386,998 shares of common stock are issuable upon the exercise of outstanding options granted after May 31, 2007 at an exercise price of $11.00 per share; and

•	3,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 500,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective on the date of this prospectus and contains a provision that will automatically increase its share reserve each year.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock into 13,511,109 shares of our common stock upon the closing of this offering;

•	a 1-for-2 reverse stock split to be effective prior to the closing of this offering;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial data for our business for the periods presented. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

				Three Months
	Year Ended February 28,			Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$19,537	$32,539	$43,485	$10,066	$13,248
Cost of revenue(1)(2)	8,881	12,584	14,230	3,320	4,323

Gross profit	10,656	19,955	29,255	6,746	8,925

Operating expenses:
Research and development(2)	9,737	11,021	15,340	3,229	5,072
Sales and marketing(2)	8,105	10,170	12,108	2,841	3,743
General and administrative(2)	1,798	2,388	2,673	533	1,129
Amortization of acquired intangible assets	—	—	118	—	91

Total operating expenses	19,640	23,579	30,239	6,603	10,035

Income (loss) from operations	(8,984)	(3,624)	(984)	143	(1,110)
Other income (expense), net	(284)	850	(480)	122	(114)

Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	(9,268)	(2,774)	(1,464)	265	(1,224)
Provision (benefit) for income taxes	8	14	52	(10)	11

Income (loss) before cumulative effect of change in accounting principle	(9,276)	(2,788)	(1,516)	275	(1,235)
Cumulative effect of change in accounting principle	—	(54)	—	—	—

Net income (loss)	(9,276)	(2,734)	(1,516)	275	(1,235)
Accretion to redemption value of preferred stock	32	32	32	8	8

Net income (loss) attributable to common stockholders	$(9,308)	$(2,766)	$(1,548)	$267	$(1,243)

Net income (loss) per common share, basic	$(2.30)	$(0.62)	$(0.28)	$0.05	$(0.19)

Net income (loss) per common share, diluted	$(2.30)	$(0.62)	$(0.28)	$0.01	$(0.19)

Shares used in computing basic net income (loss) per common share	4,039	4,449	5,531	4,997	6,504

Shares used in computing diluted net income (loss) per common share	4,039	4,449	5,531	21,467	6,504

Pro forma net loss per common share, basic and diluted (unaudited)(3)			$(0.07)		$(0.06)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)(3)			19,037		20,015

(1)	Includes $203 and $152 of amortization of acquired intangible assets in fiscal 2007 and the three months ended May 31, 2007, respectively.
(footnotes continue on next page)

(2)	Includes stock-based compensation expense as follows:

				Three Months
	Year Ended February 28,			Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)

Cost of revenue	$—	$—	$41	$4	$99
Research and development	14	6	62	4	71
Sales and marketing	11	1	74	4	89
General and administrative	6	64	156	2	137

Total stock-based compensation expense	$31	$71	$333	$14	$396

(3)	Refer to note 1 of the notes to our consolidated financial statements for a description of how we compute pro forma basic and diluted net loss per common share.

The pro forma consolidated balance sheet data in the table below reflect (1) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 13,511,109 shares of our common stock and (2) the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, each upon the closing of this offering. The pro forma as adjusted consolidated balance sheet data in the table below also reflect (1) our sale of           shares of common stock in this offering, at an assumed initial public offering price of $      per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, (2) the use of approximately $10.4 million of the net proceeds of this offering to repay in full the principal and accrued interest on our term loan and (3) the expensing of debt issuance and related costs for the term loan we are repaying of $423,000.

	As of May 31, 2007
			Pro Forma As
	Actual	Pro Forma	Adjusted(1)
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$27,311	$27,311	$
Total assets	59,843	59,843
Deferred revenue, current and non-current	46,891	46,891	46,891
Current and long-term debt	15,080	15,080	4,800
Redeemable convertible preferred stock warrant liability	671	—	—
Redeemable convertible preferred stock	49,081	—	—
Total stockholders’ (deficit) equity	(59,406)	(9,654)

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, our cash, cash equivalents and marketable securities, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of losses and we may not achieve or sustain profitability in the future.

We have a history of losses and have not achieved profitability in any fiscal year. We experienced net losses of $9.3 million, $2.7 million and $1.5 million in fiscal 2005, fiscal 2006 and fiscal 2007, respectively, and a net loss of $1.2 million for the first quarter of fiscal 2008. As of May 31, 2007, we had an accumulated deficit of $69.2 million. We may continue to incur net losses in the future. In addition, we expect our cost of revenue and operating expenses to continue to increase as we implement initiatives to continue to grow our business. We also expect to incur additional general and administrative expenses associated with being a public company. If our revenue does not increase to offset these expected increases in cost of revenue and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. In fact, in future periods our revenue could decline. Accordingly, we cannot assure you that we will be able to achieve or maintain profitability in the future.

     We may experience significant quarterly fluctuations in our operating results due to a number of factors, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly operating results may fluctuate significantly due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our operating results fall below the expectations of investors or securities analysts or below the guidance, if any, we provide to the market, the price of our common stock could decline very substantially.

Factors that may affect our operating results include:

•	our ability to increase sales to existing customers and to renew agreements with our existing customers, particularly larger retail customers;

•	our ability to attract new customers, particularly larger retail customers;

•	changes in our pricing policies or those of our competitors;

•	outages and capacity constraints with our hosting partners;

•	fluctuations in demand for our software;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	our ability to develop and implement in a timely manner new software and enhancements that meet customer requirements;

•	our ability to hire, train and retain key personnel;

•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;

•	our ability to control costs, including our operating expenses;

•	the timing of hiring personnel and of large expenses such as those for trade shows and third-party professional services; and

•	general economic conditions in the retail and CP markets.

We may experience seasonality in the sales of our software. For instance, historically, the agreements we have signed in our fiscal first quarter have had an aggregate annual contract value less than that of the agreements signed in our preceding fiscal fourth quarter. Seasonal variations in our sales may lead to significant fluctuations in our cash flows and deferred revenue on a quarterly basis. If we experience a delay in signing or a failure to sign a significant customer agreement in any particular quarter, then our operating results for such quarter and for subsequent quarters may be below the expectations of securities analysts or investors, which may result in a decline in our stock price.

     We depend on a small number of customers, which are primarily large retailers, and our growth, if any, depends upon our ability to add new and retain existing large customers.

We derive a significant percentage of our revenue from a relatively small number of customers, and the loss of any one or more of those customers could decrease our revenue and harm our current and future operating results. Through February 28, 2007, of our 134 customers, the 30 retail customers accounted for substantially all of our revenue. In fiscal 2007, three retail customers accounted for approximately 29% of our revenue, one of which, Safeway, accounted for 11.8% of our revenue in fiscal 2007. In fiscal 2006, three customers accounted for approximately 45% of our revenue. Although our largest customers may vary from period to period, we anticipate that we will continue to depend on revenue from a relatively small number of retail customers. Further, our ability to grow revenue depends on our ability to increase sales to existing customers, to renew agreements with our existing customers and to attract new customers. If economic factors were to negatively impact the retail market segment, it could reduce the amount that these customers spend on information technology, and in particular CDM software, which would adversely affect our revenue and results of operations.

     Our business depends substantially on customers renewing their agreements for our software. Any decline in our customer renewals would harm our operating results.

To maintain and grow our revenue, we must achieve and maintain high levels of customer renewals. We sell our software pursuant to agreements with initial terms that are generally from one to three years in length. Our customers have no obligation to renew their agreements after the expiration of their term, and we cannot assure you that these agreements will be renewed on favorable terms or at all. The fees we charge for our solutions vary based on a number of factors, including the software, service and hosting components provided and the duration of the agreement term. Our initial agreements with customers may include fees for software, services or hosting components that may not be needed upon renewal. As a consequence, upon renewal of these agreements, if any, we may receive lower total fees. In addition, if an agreement is renewed for a term longer than the preceding term, we may receive total fees in excess of total fees received in the initial agreement but a smaller average annual fee because we generally charge lower annual fees in connection with agreements with longer terms. In any of these situations, we would need to sell additional software, services and/or hosting in order to maintain the same level of annual fees from that customer. There can be no assurance that we will be able to renew these agreements, sell additional software or services or sell to new customers. In the past, some customers have elected not to renew their agreements with us or have renewed on less favorable terms. For instance, Sainsbury plc, which accounted for 21.2% of our fiscal 2006 revenue, did not renew its agreement when its term expired in the fourth quarter of fiscal 2006. We have limited historical data with respect to customer renewals, so we may not be able to predict future customer renewal rates and amounts accurately. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our software, the price of our software, the prices of competing products and services, consolidation within our customer base or reductions in our customers’ information technology spending levels. If our customers do not renew their agreements for our software for any reason or if they renew on less favorable terms, our revenue would decline.

     Because we recognize revenue ratably over the terms of our customer agreements, the lack of renewals or the failure to enter into new agreements will not immediately be reflected in our operating results but will negatively affect revenue in future quarters.

We recognize revenue ratably over the terms of our customer agreements, which typically range from one to three years. As a result, most of our quarterly revenue results from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in a particular quarter, as well as any renewals at reduced annual dollar amounts, will not be reflected in any significant manner in our revenue for that quarter, but it will negatively affect revenue in future quarters.

Our sales cycles are long and unpredictable, and our sales efforts require considerable time and expense.

We market our software to large retailers and CP companies, and sales to these customers are complex efforts that involve educating our customers about the use and benefits of our software, including its technical capabilities. Customers typically undertake a significant evaluation process that can result in a lengthy sales cycle, in some cases over 12 months. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will generate long-term agreements. In addition, customer sales decisions are frequently influenced by budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer are not realized, our revenue and, thus, our future operating results could be adversely impacted.

Our business will be adversely affected if the retail and CP industries do not widely adopt technology solutions incorporating scientific techniques to understand and predict consumer demand to make pricing and other merchandising decisions.

Our software addresses the new and emerging market of applying econometric modeling and optimization techniques in software to enable retailers and CP companies to understand and predict consumer demand in order to improve their pricing, promotion, and other merchandising and marketing decisions. These decisions are fundamental to retailers and CP companies; accordingly, our target customers may be hesitant to accept the risk inherent in applying and relying on new technologies or methodologies to supplant traditional methods. Our business will not be successful if retailers and CP companies do not accept the use of software to enable more strategic pricing and other merchandising decisions.

If we are unable to continue to enhance our current software or to develop or acquire new software to address changing consumer demand management business requirements, we may not be able to attract or retain customers.

Our ability to attract new customers, renew agreements with existing customers and maintain or increase revenue from existing customers will depend in large part on our ability to anticipate the changing needs of the retail and CP industries, to enhance existing software and to introduce new software that meet those needs. Any new software may not be introduced in a timely or cost-effective manner and may not achieve market acceptance, meet customer expectations, or generate revenue sufficient to recoup the cost of development or acquisition of such software. If we are unable to successfully develop or acquire new software and enhance our existing applications to meet customer requirements, we may not be able to attract or retain customers.

Understanding and predicting consumer behavior is dependent upon the continued availability of accurate and relevant data from retailers. If we are unable to obtain access to relevant data, or if we do not enhance our core science and econometric modeling methodologies to adjust for changing consumer behavior, our software may become less competitive or obsolete.

The ability of our econometric models to forecast consumer demand depends upon the assumptions we make in designing the models and in the quality of the data we use to build them. Our models rely on point of sale, or POS, data provided to us directly by our retail customers. Consumer behavior is affected by many factors, including evolving consumer needs and preferences, new competitive product offerings, more targeted merchandising and marketing, emerging industry standards, and changing technology. Data adequately representing all of these factors may not be readily available in certain geographies or in certain markets. In addition, the relative importance of the variables that influence demand will change over time, particularly with the continued growth of the Internet as a viable retail alternative and the emergence of non-traditional marketing channels. If our retail customers are unable to collect POS data or we are unable to obtain POS data from them, or if we fail to enhance our core science and modeling methodologies to adjust for changes in consumer behavior, customers may delay or decide against purchases or renewals of our software.

We rely on our management team and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our success depends to a significant degree on our ability to attract, retain and motivate our management team and our other key personnel. Our professional services organization and other customer-facing groups, in particular, play an instrumental role in ensuring our customers’ satisfaction. In addition, our science, engineering and modeling team requires experts in econometrics and advanced mathematics, and there are a limited number of individuals with the education and training necessary to fill these roles should we experience employee departures. All of our employees work for us on an at-will basis, and there is no assurance that any employee will remain with us. Our competitors may be successful in recruiting and hiring members of our executive management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis. Many of the members of our management team and key employees are substantially vested in their shares of our common stock or options to purchase shares of our common stock, and therefore retention of these employees may be difficult in the highly competitive market and geography in which we operate our business.

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or address competitive challenges adequately.

We have substantially expanded our overall business, headcount and operations in recent periods. For instance, our headcount grew from 154 employees at February 28, 2006 to 198 employees at February 28, 2007, including an increase in research and development headcount from 58 at February 28, 2006 to 89 at February 28, 2007. In addition, our revenue grew from $32.5 million in fiscal 2006 to $43.5 million in fiscal 2007, while our number of customers grew from 25 at February 28, 2006 to 134 at February 28, 2007, primarily as a result of the addition of CP company customers in connection with our acquisition of TradePoint in November 2006. We will need to continue to expand our operations in order to increase our customer base and to develop additional software. Increases in our customer base could create challenges in our ability to implement our software and support our customers. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting procedures. As a result, we may be unable to manage our business effectively in the future, which may negatively impact our operating results.

We have derived most of our revenue from sales to our retail customers. If our software is not widely accepted by CP companies, our ability to grow our revenue and achieve our strategic objectives will be harmed.

To date, we have derived most of our revenue from retail customers, and we have not received significant revenue from our CP customers. In fiscal 2007, approximately 94% of our revenue resulted from sales to retail customers while approximately 6% of our revenue resulted from sales to CP companies. In order to grow our revenue and to achieve our long-term strategic objectives, it is important for us to expand our sales to derive a more significant portion of our revenue from new and existing CP customers. If we are not able to achieve widespread acceptance of our software by CP companies, our revenue growth and business will be harmed.

We face intense competition that could prevent us from increasing our revenue and prevent us from becoming profitable.

The market for our software is highly competitive and we expect competition to intensify in the future. Competitors vary in size and in the scope and breadth of the products and services they offer. Currently, we face competition from traditional enterprise software application vendors such as Oracle Corporation and SAP AG, niche retail software vendors targeting smaller retailers such as KSS Group and Athens Group, and statistical tool vendors such as SAS, Inc. To a lesser extent, we also compete or potentially compete with marketing information providers for the CP industry such as ACNielsen, Inc. and Information Resources, Inc., as well as business consulting firms such as McKinsey & Company, Inc., Deloitte & Touche LLP and Accenture LLP, which offer merchandising consulting services and analyses. Because the market for CDM software is relatively new, we expect to face additional competition from other established and emerging companies and, potentially, from internally-developed applications. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and a failure to increase, or the loss of, market share.

Competitive offerings may have better performance, lower prices and broader acceptance than our software. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, research and development, marketing and other resources than we have. As a result, our competition may be able to offer more effective software or may opt to include software competitive to our software as part of broader, enterprise software solutions at little or no charge.

We may not be able to maintain or improve our competitive position against our current or future competitors, and our failure to do so could seriously harm our business.

     We rely on two third-party service providers to host our software, and any interruptions or delays in services from these third parties could impair the delivery of our software as a service.

We deliver our software to customers over the Internet. The software is hosted in two third-party data centers located in California, one operated by Equinix and the other, which resulted from our acquisition of TradePoint, operated by Qwest Communications. We do not control the operation of either of these facilities, and we rely on these service providers to provide all power, connectivity and physical security. These facilities could be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or intentional misconduct, a decision to close these facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. Additionally, because we currently rely upon disk and tape bond back-up procedures, but do not operate or maintain a fully-redundant back-up site, there is an increased risk of service interruption.

     If our security measures are breached and unauthorized access is obtained to our customers’ data, our operations may be perceived as not being secure, customers may curtail or stop using our software and we may incur significant liabilities.

Our operations involve the storage and transmission of our customers’ confidential information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our customers’ data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose potential sales and existing customers.

     If we fail to respond to rapidly changing technological developments or evolving industry standards, our software may become less competitive or obsolete.

Because our software is designed to operate on a variety of network, hardware and software platforms using standard Internet tools and protocols, we will need to modify and enhance our software continuously to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. If we are unable to respond in a timely manner to these rapid technological developments, our software may become less marketable and less competitive or obsolete.

     Our use of open source and third-party technology could impose limitations on our ability to commercialize our software.

We incorporate open source software into our software. Although we monitor our use of open source software closely, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our software. In that event, we could be required to seek licenses from third parties in order to continue offering our software, to re-engineer our technology or to discontinue offering our software in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition. We also incorporate certain third-party technologies, including software programs and algorithms, into our software and may desire to incorporate additional third-party technologies in the future. Licenses to new third-party technologies may not be available to us on commercially reasonable terms, or at all.

     If we are unable to protect our intellectual property rights, our competitive position could be harmed and we could be required to incur significant expenses in order to enforce our rights.

To protect our proprietary technology, including our core statistical and mathematic models and our software, we rely on trade secret, patent, copyright, service mark, trademark and other proprietary rights laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police that misappropriation or infringement is uncertain, particularly in countries outside of the United States, including China where a third party conducts a portion of our development activity for us. Further, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Our current patents and any future patents that may be issued may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop technologies similar or superior to our own now or in the future.

Protecting against the unauthorized use of our trade secrets, patents, copyrights, service marks, trademarks and other proprietary rights is expensive, difficult and not always possible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could be costly and divert management resources, either of which could harm our business, operating results and financial condition. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforcing their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We cannot be certain that the steps we have taken will prevent the unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available or where we have development work performed. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

     Material defects or errors in our software could harm our reputation, result in significant expense to us and impair our ability to sell our software.

Our software is inherently complex and may contain material defects or errors that may cause it to fail to perform in accordance with customer expectations. Any defects that cause interruptions to the availability of our software could result in lost or delayed market acceptance and sales, require us to pay sales credits or issue refunds to our customers, cause existing customers not to renew their agreements and prospective customers not to purchase our software, divert development resources, hurt our reputation and expose us to claims for liability. After the release of our software, defects or errors may also be identified from time to time by our internal team and by our customers. The costs incurred in correcting any material defects or errors in our software may be substantial.

     Because our long-term success depends, in part, on our ability to expand sales of our software to customers located outside of the United States, our business increasingly will be susceptible to risks associated with international operations.

As part of our strategy, we intend to expand our international operations. We have limited experience operating in international jurisdictions. In fiscal 2007, 94% of our revenue was attributable to sales to companies located in the United States. Our inexperience in operating our business outside of the United States increases the risk that any international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	localization of our software, including translation of the interface of our software into foreign languages and creation of localized agreements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our software in certain international markets;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including the complexities of international value added tax systems and restrictions on the repatriation of earnings;

•	the burdens of complying with a wide variety of international laws and different legal standards, including local data privacy laws and local consumer protection laws that could regulate retailers’ permitted pricing and promotion practices;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection of intellectual property rights in some countries.

The occurrence of any of these risks could negatively affect our international business and, consequently, our results of operations.

     Because portions of our software development, sustaining engineering, quality assurance and testing, operations and customer support are provided by a third party in China, our business will be susceptible to risks associated with having substantial operations overseas.

Portions of our software development, sustaining engineering, quality assurance and testing, operations and customer support are provided by Sonata Services Limited, or Sonata, a third party located in Shanghai, China. As of May 31, 2007, in addition to our 105 employees in our operations, customer support, science, product management and engineering groups located in the United States, an additional 50 Sonata personnel were dedicated to our projects. Remotely coordinating a third party in China requires significant management attention and substantial resources, and there can be no assurance that we will be successful in coordinating these activities. Furthermore, if there is a disruption to these operations in China, it will require that substantial management attention and time be devoted to achieving resolution. If Sonata were to stop providing these services or if there was widespread departure of trained Sonata personnel, this could cause a disruption in our product development process, quality assurance and product release cycles and customer support organizations and require us to incur additional costs to replace and train new personnel.

Enforcement of intellectual property rights and contractual rights may be more difficult in China. China has not developed a fully integrated legal system, and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Accordingly, the enforcement of our contractual arrangements with Sonata, our confidentiality agreements with each Sonata employee dedicated to our work, and the interpretation of the laws governing this relationship are subject to uncertainty.

     If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have internal financial and accounting controls and procedures adequate to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in fiscal 2009, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the Securities and Exchange Commission, or SEC, or other regulatory authorities, which would require additional financial and management resources.

Furthermore, implementing any appropriate changes to our internal control over financial reporting may entail substantial costs in order to modify our existing accounting systems, may take a significant period of time to complete and may distract our officers, directors and employees from the operation of our business. These changes, however, may not be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price. Our independent registered public accounting firm has identified two material weaknesses in internal controls with respect to the historical financial statements of TradePoint relating to revenue recognition and the availability of support documentation for its financial statements. After we acquired TradePoint, we integrated the accounting processes associated with TradePoint into our financial and accounting systems. While neither we nor our independent registered public accounting firm has identified deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, there can be no assurance that material weaknesses will not be subsequently identified.

     We may expand through acquisitions of other companies, which may divert our management’s attention and result in unexpected operating difficulties, increased costs and dilution to our stockholders.

Our business strategy may include acquiring complementary software, technologies or businesses. An acquisition may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties in assimilating or integrating the businesses, technologies, services, products, personnel or operations of the acquired companies, especially if the key personnel of the acquired company choose not to work for us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our current business. We also may be required to use a substantial amount of our cash or issue equity securities to complete an acquisition, which could deplete our cash reserves and dilute our existing stockholders and could adversely affect the market price of our common stock. Moreover, we cannot assure you that the anticipated benefits of any acquisition would be realized or that we would not be exposed to unknown liabilities.

In addition, an acquisition may negatively impact our results of operations because we may incur additional expenses relating to one-time charges, writedowns and/or tax-related expenses. For example, our acquisition of TradePoint in November 2006 resulted in amortization of acquired intangible assets in fiscal 2007 and will generate $967,000 of amortization expense in each of fiscal 2008 and fiscal 2009 and declining amounts for eight years thereafter.

     If one or more of our key strategic relationships were to become impaired or if these third parties were to align with our competitors, our business could be harmed.

We have relationships with a number of third parties whose products, technologies and services complement our software. Many of these third parties also compete with us or work with our competitors. If we are unable to maintain our relationships with the key third parties that currently recommend our software or that provide consulting services on our software implementations or if these third parties were to begin to recommend our competitors’ products and services, our business could be harmed.

     Claims by others that we infringe their proprietary technology could harm our business.

Third parties could claim that our software infringes their proprietary rights. In recent years, there has been significant litigation involving patents and other intellectual property rights, and we expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we will face a higher risk of being the subject of intellectual property infringement claims. Any claims of infringement by a third party, even those without merit, could cause us to incur substantial defense costs and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our software. In addition, we might be required to seek a license for the use of the infringed intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and might ultimately not be successful.

Third parties may also assert infringement claims relating to our software against our customers. Any of these claims might require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because in certain situations we agree to indemnify our customers from claims of infringement of proprietary rights of third parties. If any of these claims succeeds, we might be forced to pay damages on behalf of our customers, which could materially adversely affect our business.

     Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices could have a significant effect on our reported results and might affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, on December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment.  SFAS No. 123R, which we adopted on March 1, 2006, requires that employee stock-based compensation be measured based on its fair value on the grant date and treated as an expense that is reflected in the financial statements over the related service period. As a result, our operating results for fiscal 2007 reflect expenses that are not reflected in prior periods, increasing our net loss and making it more difficult for investors to evaluate our results of operations for fiscal 2007 relative to prior periods.

     We might require additional capital to support our business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new software or enhance our existing software, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings or enter into additional credit agreements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters that make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

     Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our software and restricting our ability to store and process data for our customers. In addition, taxation of software provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based software, which could harm our business, financial condition and operating results.

     We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the NASDAQ Global Market impose additional requirements on public companies, including enhanced corporate governance practices. For example, the listing requirements for The NASDAQ Global Market provide that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct. Our management and other personnel will need to devote a substantial amount of time to complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers and more expensive for us to obtain director and officer liability insurance.

Risks Related to this Offering and Ownership of Our Common Stock

     The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading prices of the securities of technology companies historically have been highly volatile. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock, many of which are beyond are control, could include:

•	variations in our operating results;

•	announcements of technological innovations, new products and services, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the retail industry and the economy as a whole;

•	price and volume fluctuations in the overall stock market;

•	lawsuits threatened or filed against us;

•	adoption or modification of regulations, policies, procedures or programs applicable to our business; and

•	the expiration of market standoff or contractual lock-up agreements.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. A suit filed against us, regardless of its merits or outcome, could cause us to incur substantial costs and could divert management’s attention.

     A market for our securities may not develop or be maintained, and our stock price may decline after this offering.

Prior to this offering, there has been no public market for shares of our common stock. Although our common stock will be quoted on The NASDAQ Global Market, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. For example, The NASDAQ Global Market imposes certain securities trading requirements, including minimum bid price, minimum number of stockholders, minimum number of trading market makers and minimum market value of publicly traded shares. The initial public offering price may be higher than the trading price of our common stock after this offering. As a result, you could lose all or part of your investment.

     Future sales of shares by existing stockholders, or the perception that such sales may occur, could cause our stock price to decline, even if our business is doing well.

If our existing stockholders, particularly our directors and executive officers and the venture capital funds affiliated with our current and former directors, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of May 31, 2007, upon completion of this offering, we will have outstanding           shares of common stock. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. The holders of approximately 93% of our outstanding common stock, including all of our officers and directors, have entered into contractual lock-up agreements with the underwriters pursuant to which they have agreed not to sell or otherwise transfer any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period through the date approximately 180 days after the date of the final prospectus for this offering. However, Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC may permit these holders to sell shares prior to the expiration of the lock-up agreements with the underwriters. The holders of all of our remaining shares of common stock, including a holder of 5.9% of our shares of common stock outstanding as of June 30, 2007, are subject to market stand-off agreements with us not to sell or otherwise transfer any shares of our common stock or other securities for a period of time not to exceed 180 days following the date of this prospectus, but have not entered into contractual lock-up agreements with the underwriters.

The 180-day restricted period under the lock-up agreements with the underwriters will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Shares Eligible for Future Sale” for a discussion of these and other transfer restrictions.

Based on shares outstanding as of May 31, 2007, after the contractual lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, or such longer period described above, up to an additional 20,188,505 shares will be eligible for sale in the public market, 11,292,294 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition,       of these 20,188,505 shares will be limited by restrictions on sales related to our right of repurchase on unvested shares.

Some of our existing stockholders and warrant holders have demand rights to require us to register with the SEC up to 13,617,856 shares of our common stock and piggyback registration rights to require us to register with the SEC up to 13,692,856 shares of our common stock, subject to expiration of the contractual lock-up agreements. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

The 6,672,235 shares that were subject to outstanding options as of May 31, 2007 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act. The 181,747 shares issuable upon exercise of outstanding warrants will become eligible for sale in the public market to the extent permitted by the contractual lock-up agreements and Rule 144.

After this offering, we intend to register approximately 10,645,613 shares of our common stock that we may issue under our equity plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to any vesting or contractual lock-up agreements.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

     If securities analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock would suffer. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

     Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal Stockholders.”

     As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $      per share, based on an assumed initial public offering price of $      per share, which is the midpoint of the range of initial public offering prices listed on the cover page of this prospectus. In addition, we have issued options and warrants to acquire common stock or preferred stock at prices significantly below the assumed initial public offering price. As of May 31, 2007, there were 6,672,235 shares subject to outstanding options at a weighted average exercise price of $2.39 per share and 181,747 shares subject to outstanding warrants at a weighted average exercise price of $3.83 per share. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares of common stock. For additional information, see “Dilution.”

     Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws, which will be in effect immediately prior to the closing of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a majority stockholder vote;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, thus requiring all actions to be taken at a meeting of the stockholders;

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws; and

•	require advance notification of stockholder nominations and proposals.

For more information regarding these and other provisions, see “Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.”

     Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that enhance our operating results or increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that enhance our operating results or increase the value of your investment. We intend to use approximately $10.4 million of the net proceeds of this offering to repay in full the principal and accrued interest on an outstanding loan. We expect to use the remaining net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

We do not expect to pay dividends in the foreseeable future.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would” and “could” and similar words or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the market in which we operate;

•	our ability to anticipate market needs or develop new or enhanced software to meet those needs;

•	expected adoption of our software;

•	our ability to compete in our industry and innovation by our competitors;

•	the potential loss of key personnel or qualified technical staff;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to manage expansion into international markets;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to manage growth;

•	our ability to identify and manage any potential acquisitions successfully; and

•	our ability to obtain any required funding in the future on acceptable terms.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some of which are not predictable or within our control. Actual results may differ materially from expected results. See “Risk Factors” for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to update publicly or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties that we believe to be reliable. These publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of their information.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the range of initial public offering prices listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $      million. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, respectively, the net proceeds to us by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

We intend to use approximately $10.4 million of the net proceeds from this offering to repay in full the principal and accrued interest on an outstanding loan from Silicon Valley Bank and Gold Hill Venture Lending 03, LP. The loan has an interest rate of 9.5% and matures in July 2010. We borrowed this money in July 2006 in anticipation of the acquisition of TradePoint and used $3.7 million to fund the initial cash portion of the purchase price of TradePoint. We intend to use the remaining net proceeds from this offering for working capital and other general corporate purposes, including to finance our growth, develop new software and fund capital expenditures. Additionally, we may choose to expand our current business through acquisitions of other complementary businesses, products, services or technologies.

The amount and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our development efforts, the level of our sales and marketing activities, technological advances and competitive pressures. Therefore, we cannot estimate the amount of the net proceeds from this offering that will be used for any of the purposes described above. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, will be subject to compliance with certain covenants in our loan and security agreement with Silicon Valley Bank and Gold Hill Venture Lending 03, LP, which restrict or limit our ability to pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the following information as of May 31, 2007:

•	our actual cash, cash equivalents and marketable securities and capitalization;

•	our pro forma cash, cash equivalents and marketable securities and capitalization after giving effect to (1) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 13,511,109 shares of our common stock and (2) the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, each upon the closing of this offering; and

•	our pro forma as adjusted cash, cash equivalents and marketable securities and capitalization further reflecting (1) the receipt of the estimated net proceeds from the sale of the shares of common stock offered in this offering at an assumed initial public offering price of $ , which is the midpoint of the range of initial public offering prices listed on the cover page of this prospectus, (2) the use of approximately $10.4 million of the net proceeds of this offering to repay in full the principal and accrued interest on an outstanding loan from Silicon Valley Bank and Gold Hill Venture Lending 03, LP, (3) the expensing of debt issuance and related costs for the loan we are repaying of $423,000 and (4) the filing of our restated certificate of incorporation immediately prior to the closing of this offering.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of May 31, 2007
			Pro Forma As
	Actual	Pro Forma	Adjusted(1)
	(unaudited)
	(in thousands)

Cash, cash equivalents and marketable securities	$27,311	$27,311	$

Current and long-term debt	$15,080	$15,080		$4,800
Redeemable convertible preferred stock warrant liability	671	—		—
Redeemable convertible preferred stock, $0.001 par value: 11,517,865 shares authorized, 11,411,111 shares issued and outstanding actual; 11,517,865 shares authorized, no shares issued or outstanding pro forma; no shares authorized, issued or outstanding pro forma as adjusted	49,081	—		—
Stockholders’ equity (deficit):
Convertible preferred stock, Series A, $0.001 par value: 2,100,000 shares authorized, 2,099,998 shares issued and outstanding actual; 2,100,000 shares authorized, no shares issued or outstanding pro forma; no shares authorized, issued or outstanding pro forma as adjusted	2,071	—		—
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding actual or pro forma; 10,000,000 shares authorized, no shares issued or outstanding pro forma as adjusted	—	—		—
Common stock, $0.001 par value: 100,000,000 shares authorized, 6,677,396 shares issued and outstanding actual; 100,000,000 shares authorized, 20,188,505 shares issued and outstanding pro forma; 175,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	7	20
Additional paid-in capital	7,700	59,510
Accumulated deficit	(69,184)	(69,184)		(69,607)

Total stockholders’ equity (deficit)	(59,406)	(9,654)

Total capitalization	$5,426	$5,426	$

(footnote on next page)

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

This table excludes the following shares:

•	6,672,235 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2007 at a weighted average exercise price of $2.39 per share;

•	154,607 shares of our common stock that are issued and outstanding but that were subject to a right of repurchase by us as of May 31, 2007 and therefore not included in stockholders’ equity (deficit) pursuant to United States generally accepted accounting principles;

•	181,747 shares of common stock issuable upon the exercise of warrants outstanding as of May 31, 2007 at a weighted average exercise price of $3.83 per share;

•	473,378 shares of common stock reserved as of May 31, 2007 for future grant under our 1999 Equity Incentive Plan, of which 386,998 shares of common stock are issuable upon the exercise of outstanding options granted after May 31, 2007 at an exercise price of $11.00 per share; and

•	3,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 500,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective on the date of this prospectus and contains a provision that will automatically increase its share reserve each year.

DILUTION

Our pro forma net tangible book value as of May 31, 2007 was ($19.4) million, or approximately ($0.96) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the 20,188,505 shares of our common stock outstanding as of May 31, 2007 after giving effect to (1) the automatic conversion of all outstanding shares of preferred stock into 13,511,109 shares of common stock and (2) the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, each upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering. After giving effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the range of initial public offering prices listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of May 31, 2007 would have been $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $      per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of May 31, 2007	$(0.96)
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after the offering

Dilution in pro forma net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $      would increase or decrease our pro forma as adjusted net tangible book value per share after the offering by $      per share and the dilution in pro forma net tangible book value per share to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The following table presents on a pro forma basis as of May 31, 2007, after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 13,511,109 shares of common stock upon the closing of this offering, the differences between our existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		per Share

Existing stockholders	20,188,505		%	$57,963,220	(1)		%	$1.44
New investors

Total		100.0%				100.0%

(1)	Includes $4,084,924 of consideration from the issuance of 1,074,967 shares of common stock in connection with our acquisition of TradePoint. See note 3 of the notes to our consolidated financial statements for a description of how we valued the consideration paid in connection with the acquisition.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to approximately % of the total number of shares of our common stock outstanding after this offering.

As of May 31, 2007, there were options outstanding to purchase a total of 6,672,235 shares of common stock at a weighted average exercise price of $2.39 per share and warrants outstanding to purchase a total of 181,747 shares of common stock at a weighted average exercise price of $3.83 per share. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus.

We derived the selected consolidated financial data for fiscal 2005, fiscal 2006 and fiscal 2007 and as of February 28, 2006 and 2007 from our audited consolidated financial statements and related notes that are included elsewhere in this prospectus. We derived the selected consolidated financial data for fiscal 2003 and fiscal 2004, and as of February 28, 2003, 2004 and 2005, from our audited consolidated financial statements and related notes that are not included in this prospectus. We derived the consolidated statements of operations data for the three months ended May 31, 2006 and 2007, and the consolidated balance sheet data as of May 31, 2007, from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of future results.

						Three Months
	Year Ended February 28,					Ended May 31,
	2003	2004	2005	2006	2007	2006	2007
						(unaudited)
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$8,423	$9,470	$19,537	$32,539	$43,485	$10,066	$13,248
Cost of revenue(1)(2)	9,018	8,505	8,881	12,584	14,230	3,320	4,323

Gross profit (loss)	(595)	965	10,656	19,955	29,255	6,746	8,925

Operating expenses:
Research and development(2)	8,319	8,667	9,737	11,021	15,340	3,229	5,072
Sales and marketing(2)	7,041	5,334	8,105	10,170	12,108	2,841	3,743
General and administrative(2)	1,523	1,358	1,798	2,388	2,673	533	1,129
Amortization of acquired intangible assets	—	—	—	—	118	—	91

Total operating expenses	16,883	15,359	19,640	23,579	30,239	6,603	10,035

Income (loss) from operations	(17,478)	(14,394)	(8,984)	(3,624)	(984)	143	(1,110)
Other income (expense), net	(344)	(481)	(284)	850	(480)	122	(114)

Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	(17,822)	(14,875)	(9,268)	(2,774)	(1,464)	265	(1,224)
Provision (benefit) for income taxes	—	—	8	14	52	(10)	11

Income (loss) before cumulative effect of change in accounting principle	(17,822)	(14,875)	(9,276)	(2,788)	(1,516)	275	(1,235)
Cumulative effect of change in accounting principle	—	—	—	(54)	—	—	—

Net income (loss)	(17,822)	(14,875)	(9,276)	(2,734)	(1,516)	275	(1,235)
Accretion to redemption value of preferred stock	22	30	32	32	32	8	8

Net income (loss) attributable to common stockholders	$(17,844)	$(14,905)	$(9,308)	$(2,766)	$(1,548)	$267	$(1,243)

Net income (loss) per common share, basic	$(4.39)	$(3.68)	$(2.30)	$(0.62)	$(0.28)	$0.05	$(0.19)

Net income (loss) per common share, diluted	$(4.39)	$(3.68)	$(2.30)	$(0.62)	$(0.28)	$0.01	$(0.19)

Shares used in computing basic net income (loss) per common share	4,065	4,052	4,039	4,449	5,531	4,997	6,504

Shares used in computing diluted net income (loss) per common share	4,065	4,052	4,039	4,449	5,531	21,467	6,504

Pro forma net loss per common share, basic and diluted (unaudited)(3)					$(0.07)		$(0.06)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)(3)					19,037		20,015

(1)	Includes $203 and $152 of amortization of acquired intangible assets in fiscal 2007 and the three months ended May 31, 2007, respectively.

(footnotes continue on next page)

(2)	Includes stock-based compensation expense as follows:

						Three Months
	Year Ended February 28,					Ended May 31,
	2003	2004	2005	2006	2007	2006	2007
						(unaudited)
	(in thousands)

Cost of revenue	$—	$—	$—	$—	$41	$4	$99
Research and development	12	21	14	6	62	4	71
Sales and marketing	20	18	11	1	74	4	89
General and administrative	10	6	6	64	156	2	137

Total stock-based compensation expense	$42	$45	$31	$71	$333	$14	$396

(3)	Refer to note 1 of the notes to our consolidated financial statements for a description of how we compute pro forma basic and diluted net loss per common share.

	As of February 28,					As of
	2003	2004	2005	2006	2007	May 31, 2007
						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$12,269	$6,762	$11,594	$14,771	$25,478	$27,311
Working capital (deficit)	2,910	(2,227)	(8,593)	(10,731)	(66)	(7,129)
Total assets	18,081	14,857	19,299	21,016	56,795	59,843
Deferred revenue, current and long-term	4,516	10,664	24,536	25,124	42,172	46,891
Current and long-term debt	4,215	3,269	1,646	2,219	15,063	15,080
Redeemable convertible preferred stock warrant liability	—	—	—	214	592	671
Redeemable convertible preferred stock	42,168	49,179	49,211	48,976	49,073	49,081
Stockholders’ deficit	(36,697)	(51,379)	(60,595)	(62,529)	(58,660)	(59,406)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our fiscal year ends on the last day of February; fiscal 2007, for example, refers to our fiscal year ended February 28, 2007. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of CDM software. Our software enables retailers and CP companies to define merchandising and marketing strategies based on a scientific understanding of consumer behavior and makes actionable pricing, promotion and other merchandising and marketing recommendations to achieve their revenue, profitability and sales volume objectives. We deliver our applications by means of a SaaS model, which allows us to capture and analyze the most recent retailer and market-level data and enhance our software rapidly to address our customers’ ever-changing merchandising and marketing needs. Our CDM software is comprised of a suite of integrated applications — DemandTec Price, DemandTec Promotion, DemandTec Markdown and DemandTec TradePoint. We were incorporated in November 1999 and began selling our software in fiscal 2001. Our revenue has grown from $19.5 million in fiscal 2005 to $32.5 million in fiscal 2006 and to $43.5 million in fiscal 2007. Our operating expenses have also increased significantly during these same periods. We have incurred losses to date and had an accumulated deficit of approximately $69.2 million at May 31, 2007.

We sell our software to retailers and CP companies under agreements with initial terms that generally are one to three years in length and provide a variety of services associated with our customers’ use of our software. We recognize the revenue we generate from each agreement ratably over the term of the agreement. Our revenue growth depends on our attracting new customers and renewing agreements with existing customers. Our ability to maintain or increase our rate of growth will be directly affected by the continued acceptance of our software in the marketplace, as well as the timing, size and term length of our customer agreements.

At February 28, 2007, we had agreements with initial terms of one year or longer with 24 retail customers and 103 CP companies. Retail customers accounted for 94% of our revenue in fiscal 2007. Our agreements with retailers are large contracts that generally are two to three years in length. They had an average annual value of approximately $2.4 million in fiscal 2007, an increase from $1.6 million in fiscal 2006. The annual contract value for each retail customer agreement is largely related to the size of the retailer, and therefore this average annual contract value can fluctuate period to period depending upon the size of new retail customers. Additionally, our new retail customer agreements can create significant variability in the aggregate annual contract value of new customer agreements signed in any given fiscal quarter. Our agreements with CP companies are principally one year in length and much smaller, with most less than $50,000 in annual contract value in fiscal 2007. Historically, the agreements we have signed in our fiscal first quarter have had an aggregate annual contract value less than that of the agreements signed in the preceding fiscal fourth quarter. We do not expect this trend to change in the near term. In addition, a significant percentage of our new customer agreements within a given fiscal quarter are usually entered into during the last month, weeks or even days of that quarter.

We are headquartered in San Carlos, California, and have sales and marketing offices in North America, Europe and Japan. We sell our software through our direct sales force and receive a number of customer prospect introductions through third-parties such as system integrators and a data syndication company. In fiscal 2007, 94% of our revenue was attributable to sales of our software to companies located in the United States. Over the next two fiscal years, we intend to expand our international operations by further developing our relationships with third-party systems integrators and by expanding our operations, professional services and direct sales force abroad, thereby incurring additional operating expenses and capital expenditures. Our ability to achieve profitability will also be affected by our revenue as well as our other operating expenses associated with growing our business. Our largest category of operating expenses is research and development expenses, and the largest component of our operating expenses is personnel costs.

Sources of Revenue

We derive all of our revenue from customer agreements that cover use of our software and various services associated with our customers’ use of our software. We recognize all revenue ratably over the term of the agreement.

Our agreements are non-cancelable, but customers typically have the right to terminate their agreement for cause if we materially breach our obligations under the agreement and, in certain situations, may have the ability to extend the duration of their agreement on pre-negotiated terms. We invoice our customers in accordance with contractual terms, which generally provide that our customers are invoiced in advance for annual use of our software and for services other than implementation and training services. We provide implementation services on a time and materials basis and invoice our customers monthly in arrears. We also invoice in arrears for our training classes on implementing and using our software on a per person, per class basis. Our payment terms typically require our customers to pay us within 30 days of the invoice date. We include amounts invoiced in accounts receivable until collected and in deferred revenue until recognized as revenue.

Cost of Revenue and Operating Expenses

Cost of Revenue

Cost of revenue includes expenses related to data center costs, depreciation expenses associated with computer equipment and software, compensation and related expenses of operations, technical customer support and professional services personnel, amortization of acquired intangible assets and allocated overhead expenses. We have contracts with two third parties for the use of their data center facilities, and our data center costs principally consist of the amounts we pay to these third parties for rack space, power and similar items. Amortization of acquired intangible assets relates to developed technology acquired in the TradePoint acquisition. We are amortizing the acquired developed technology over five years on a straight-line basis, which results in quarterly amortization expense of approximately $152,000 assuming no future impairment. We allocate overhead costs, such as rent and occupancy costs, employee benefits, information management costs, and legal and other costs, to all departments based on headcount. As a result, we include allocated overhead expenses in cost of revenue and each operating expense category. We expect that, in the future, cost of revenue will increase in absolute dollars but decrease as a percentage of revenue as we spread our data center infrastructure and personnel costs over a larger customer base.

Research and Development

Research and development expenses include compensation and related expenses for our research, product management and software development personnel and allocated overhead expenses. We devote substantial resources to extending our existing software applications as well as to developing new software. We intend to continue to invest significantly in our research and development efforts because we believe these efforts are essential to maintaining our competitive position. We expect that, in the future, research and development expenses will increase in absolute dollars, but decrease as a percentage of revenue.

Sales and Marketing

Sales and marketing expenses include compensation and related expenses for our sales and marketing personnel, including commissions and incentives, travel and entertainment expenses, marketing programs such as product marketing, events, corporate communications and other brand building expenses, and allocated overhead. We expect that, in the future, sales and marketing expenses will increase in absolute dollars as we hire additional personnel, including additional direct sales personnel internationally, and spend more on marketing programs, but remain relatively constant or decrease slightly as a percentage of revenue.

General and Administrative

General and administrative expenses include compensation and related expenses for our executive, finance and accounting, human resources, legal and information management personnel, third-party professional services fees, travel and entertainment expenses, other corporate expenses and overhead not allocated to cost of revenue, research and development expenses, or sales and marketing expenses. Third-party professional services primarily include outside legal, audit and tax-related consulting costs. We expect that in fiscal 2008 and for the near term thereafter general and administrative expenses will increase in both absolute dollars and as a percentage of revenue as we incur additional costs associated with being a public company and to comply with Section 404 of the Sarbanes-Oxley Act. We expect that, thereafter, general and administrative expenses will increase in absolute dollars but remain relatively constant or decrease slightly as a percentage of revenue.

Amortization of Acquired Intangible Assets

In November 2006, we acquired TradePoint. The aggregate purchase price was approximately $9.8 million, which consisted of approximately $3.7 million in cash, approximately $4.1 million in our common stock, a $1.8 million promissory note and $219,000 of acquisition costs. In this acquisition, we purchased intangible assets related to customer relationships, a trade name and non-compete covenants. We are amortizing these acquired intangible assets over three to ten years on a straight-line basis, which, absent any impairment, will result in quarterly amortization expense of approximately $91,000 through the three months ended August 31, 2009 and declining amounts thereafter.

Other Income (Expense), Net and Cumulative Effect of Change in Accounting Principle

Other Income (Expense), Net

Other income (expense), net includes interest income on our cash balances, interest expense on our outstanding debt, and losses or gains on conversions of non-U.S. dollar transactions into U.S. dollars. We have historically invested a majority of our cash in money market funds. In fiscal 2006 and fiscal 2007, other income (expense), net included the impact of recording our outstanding redeemable convertible preferred stock warrants at fair value under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150, as described below.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under SFAS No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or Staff Position 150-5. Staff Position 150-5 affirms that warrants of this type are subject to the requirements in SFAS No. 150, regardless of the timing of the redemption feature or the redemption price, and requires us to classify our redeemable convertible preferred stock warrants as liabilities and adjust them to fair value at the end of each reporting period. We adopted Staff Position 150-5 and accounted for the cumulative effect of change in accounting principle as of September 1, 2005. Upon adoption, we recorded a cumulative credit of $54,000 reflecting the difference between the fair value of the warrants on that date and the fair value of the warrants at the date of issuance, and, for the remainder of fiscal 2006, we recorded an expense of $1,000 to reflect the increase in fair value of these warrants between September 1, 2005 and February 28, 2006. In fiscal 2007, we recorded an additional expense of $126,000 in other income (expense), net to reflect the increase in fair value of these warrants during fiscal 2007. In the three months ended May 31, 2006 and 2007, we recorded expenses of $2,000 and $55,000, respectively, in other income (expense), net, to reflect the increase in fair value of these warrants. In May 2006, we issued additional warrants to purchase 37,500 shares of Series C redeemable convertible preferred stock and recognized additional expense of $80,000 in other income (expense), net to reflect the increase in fair value of these newly issued warrants from May 2006 through the end of fiscal 2007. In the three months ended May 31, 2007, we recorded an additional expense of $23,000 in other income (expense), net, to reflect the increase in fair value of these warrants during the three months ended May 31, 2007. Following the conversion of our outstanding convertible preferred stock into common stock upon the completion of this offering, we will reclassify the liability associated with these warrants to additional paid-in capital and these warrants will no longer be subject to fair value remeasurement.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of our consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We believe that these estimates and judgments were reasonable based upon information available to us at the time that these estimates and judgments were made. To the extent that there are material differences between these estimates and actual results, our consolidated financial statements could be adversely affected.

We believe that of our significant accounting policies, which are described in note 1 of the notes to our consolidated financial statements, the following accounting polices involve the greatest degree of judgment and complexity and have the potential for the greatest impact on our consolidated financial statements. Accordingly, we believe these policies are the most critical in fully understanding and evaluating our reported financial results.

Revenue Recognition

We generate revenue from fees under agreements with initial terms that are generally one to three years in length. All of our agreements contain multiple elements, which include the use of our software, hosting services and professional services, as well as maintenance and customer support. Professional services revenue consists of fees generated for implementation, training, data integration and modeling, and analytical services related to our customers’ use of our software.

Because we provide our software as a service, we follow the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We recognize revenue when there is persuasive evidence of an arrangement, we have provided the customer access to our software, the collection of the fee is probable and the amount of fees to be paid by the customer is fixed or determinable. In applying the provisions of EITF Issue No. 00-21, we have determined that we do not have objective and reliable evidence of fair value of each element of our software offering. As a result, the elements within our agreements do not qualify for treatment as separate units of accounting. Therefore, we account for all fees received under our agreements as a single unit of accounting and recognize them ratably over the term of the related agreement, commencing upon the later of the agreement start date or the date we provide the customer access to our software.

Deferred Commissions

We capitalize certain commission costs directly related to the acquisition of a customer agreement in accordance with FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. Although we pay commissions on signed customer agreements shortly after we receive customer payment of our fees, for accounting purposes, we defer the commissions and amortize them as sales and marketing expenses over the terms of the related customer agreement, generally one to three years. The deferred commission amounts are recoverable through their accompanying future revenue streams under non-cancellable customer agreements. We believe this is the appropriate method of accounting since the commission charges are so closely related to the revenue from the customer agreements that they should be recorded as an asset and charged to expense over the same period that we recognize the revenue. Gross costs capitalized for fiscal 2005, 2006 and 2007 were approximately $1.9 million, $918,000 and $2.3 million, respectively. Capitalized commission costs expensed in fiscal 2005, 2006 and 2007 were approximately $956,000, $1.2 million and $1.5 million, respectively. During the three months ended May 31, 2006 and 2007, we capitalized gross commission costs of $32,000 and $940,000, respectively, and amortized to expense capitalized commission costs of $324,000 and $539,000, respectively.

Stock-Based Compensation

Accounting Treatment for Options prior to March 1, 2006.  Prior to March 1, 2006, we accounted for stock-based employee and director compensation arrangements using the intrinsic-value method in accordance with the provisions and related interpretations of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and elected to follow the disclosure-only alternative prescribed by SFAS No. 123,

Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.

APB No. 25 required companies granting options to record deferred stock-based compensation equal to the difference, if any, on the date of grant between the aggregate fair value of the common stock underlying each option and the aggregate exercise price of that option and to amortize that difference over the vesting period of the option. In connection with the preparation of our financial statements, we reviewed the estimated fair value of our common stock during fiscal 2005 and 2006 in light of the expected completion of our initial public offering and determined that all stock options had exercise prices equal to the fair market value of our common stock on the date of grant. As a result, in accordance with APB No. 25, we have not recorded any stock-based compensation expense during these periods.

Accounting Treatment for Options Beginning March 1, 2006.  Effective March 1, 2006, we adopted the fair value provisions of SFAS No. 123R, using the prospective transition method, which required us to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the adoption date. Under this transition method, we began recognizing stock-based compensation expense under SFAS No. 123R on March 1, 2006 based on the grant-date fair value of stock options granted or modified on or after March 1, 2006. We use the Black-Scholes option pricing model to determine the fair value of our stock option grants. This model requires judgment in determining factors such as the fair value of our common stock on the date of grant, the expected volatility of the price of our common stock and the expected term of the options. During fiscal 2007 and the three months ended May 31, 2007, we obtained contemporaneous valuations at various points in time from Financial Strategies Consulting Group, or FSCG, an unrelated third-party valuation firm, to assist us in the determination of the fair value of our common stock. Our board of directors used these contemporaneous valuations to establish the exercise prices of stock options granted during these periods.

As a result of adopting SFAS No. 123R on March 1, 2006, our net loss for fiscal 2007 was $202,000 higher than if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per common share for fiscal 2007 were each $0.04 higher than if we had continued to account for stock-based compensation under APB No. 25.

Determinations of Common Stock Fair Value Before November 2005.  Prior to November 2005, we relied on our board of directors to determine the fair value of our common stock on the date of each grant. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on a number of factors, including:

•	the price at which Series C convertible preferred stock was sold by us to outside investors in arms-length transactions in fiscal 2004 and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	important developments relating to our software;

•	our stage of development and business strategy;

•	the status of our efforts to build our management team;

•	the achievement of our financial plans;

•	the likelihood of achieving a liquidity event for our common stock, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the state of the new issue market for similarly situated technology companies;

•	the market prices of various publicly held technology companies; and

•	the illiquidity of the private company securities granted.

Determinations of Common Stock Fair Value by Contemporaneous Valuations Beginning in November 2005.  In November 2005, we first engaged FSCG to perform a contemporaneous valuation of our common stock and utilized the value that it determined in its report for options granted in the remainder of fiscal 2006. FSCG has subsequently performed, on a grant date by grant date basis, a number of contemporaneous valuations of our common stock as described below. In each valuation, FSCG used a combination of two different approaches to value our company — the income approach and the market multiple approach.

Under the income (or discounted cash flow) approach, estimated debt-free annual cash flows based on our financial forecasts, plus an estimated terminal company value, were discounted to their present values to estimate the present value of the company. The discount rate used was the expected rate of return that would provide potential investors a sufficient rate of return on their investment, and was calculated by estimating our weighted average cost of capital. Our weighted average cost of capital was computed by selecting market rates at the valuation dates for debt and equity that were reflective of the risks associated with an investment in our industry as estimated by using comparable publicly traded companies.

Under the market multiple approach, we were compared to various publicly traded companies in similar lines of business. The market multiples of those comparable publicly traded companies were calculated as of the applicable valuation date and were then applied to our historical and forecasted financial results at the applicable valuation date to estimate the value of the company.

The initial valuation results, obtained under both the income approach and the market multiple approach, were then individually adjusted by applying a private company discount rate to reflect the fact that our shares were not traded in an efficient, liquid market (i.e., a lack-of-liquidity discount). The average of the values derived under the income approach and the market multiple approach, in each case, after application of the private company discount, resulted in an initial estimated value of our company. Our initial estimated value was then subjected to a probability weighted expected return analysis to determine the ultimate value of our common stock. The probability weighted expected return method estimated our ultimate value based upon our potential values, assuming four possible outcomes (an initial public offering by the company, a sale of the company, the company’s remaining private, and a liquidation of the company). The estimated value under each outcome was then probability weighted, and the resulting estimated weighted values per common share were summed to determine the estimated final value per share of our common stock.

Summary of Option Grants.  We made the following option grants during the period March 1, 2006 to May 31, 2007:

	Number of Shares
	Subject to Options		Common Stock
Grant Date	Granted	Exercise Price	Fair Value

March 24, 2006	242,000	$2.70	$2.70
May 2, 2006	122,000	$2.70	$2.70
June 16, 2006	46,750	$2.70	$2.70
August 25, 2006	87,125	$2.70	$2.70
September 19, 2006	157,125	$3.20	$3.20
October 20, 2006	33,000	$3.80	$3.80
December 12, 2006	327,352	$3.80	$3.80
December 20, 2006	661,875	$3.80	$3.80
February 16, 2007	248,375	$5.40	$5.40
March 2, 2007	17,500	$5.40	$5.40
March 29, 2007	431,000	$6.70	$6.70
May 15, 2007	102,475	$8.60	$8.60
May 22, 2007	1,250	$8.60	$8.60

March 24, 2006 Through August 25, 2006 Option Grants.  The grants from March 24, 2006 through August 25, 2006 were substantially all to new and existing employees. No grants were made to our executive management or members of our board of directors. We established the exercise price of these grants based on the FSCG report prepared in November 2005, or the FSCG November 2005 Report, as there had been no changes in our valuation assumptions sufficient to warrant the preparation of an updated valuation report. The FSCG November 2005 Report utilized our financial forecasts, which were consistent with the fiscal 2007/2008 operating plan approved by our board of directors in February 2006 (we annually prepare an operating plan at the beginning of each fiscal year and update it at mid-year with a reforecast). The weighted average cost of capital discount rate used in the FSCG November 2005 Report was 23%, and the estimated time to stockholder liquidity was 24 months. The private company lack-of-liquidity discount was 23.4%. The expected outcomes were weighted more toward remaining as an independent private company (40%), with lower weights for an initial public offering (25%) or a sale of the company (25%) and the lowest weight given to a liquidation scenario (10%).

September 19, 2006 Option Grants.  The September 19, 2006 grants did not include any grants to executive management but did include a grant to a new non-employee member of our board of directors as well as to new employees and consultants. We established the exercise price of these grants based on an updated valuation report received from FSCG in September 2006, or the FSCG September 2006 Report. We requested that FSCG prepare the FSCG September 2006 Report in part because we had recently entered into discussions to acquire TradePoint, had recently appointed a new non-employee director and had completed our mid-year financial reforecast based upon historical results for the first half of fiscal 2007 and upon our assumptions about future prospects.

During the first half of fiscal 2007, we had experienced increased competition from both Oracle and SAP as a result of their acquisitions of software companies that competed directly or indirectly with us, thereby creating speculation and uncertainty in the marketplace regarding additional consolidation within our segment of the software industry. In addition, we were involved in abandoned acquisition discussions during the first part of fiscal 2007. As a result, several of our individual customer sales cycles were delayed directly or indirectly and we did not achieve our bookings and cash flow targets during the first half of fiscal 2007. Our mid-year reforecast resulted in a revenue forecast reduced from the financial forecast used in the FSCG November 2005 Report. The FSCG September 2006 Report used a weighted average cost of capital discount rate of 22% and an estimated time to stockholder liquidity of 21 months. The private company lack-of-liquidity discount was 17.5%. The probability of expected outcomes changed slightly from those in the FSCG November 2005 Report, with a slight decrease in the probabilities of the company’s remaining private (37.5%), a sale of the company (22.5%), and a liquidation of the company (7.5%), and an increase in the probability of an initial public offering by the company (32.5%).

October 20, 2006 Option Grants.  The October 20, 2006 grants were substantially all to new employees and did not include any grants to executive management or members of our board of directors. We established the exercise price of these grants based on an updated valuation report from FSCG received in October 2006, or the FSCG October 2006 Report. We requested that FSCG prepare an updated report because we had just signed an agreement to acquire TradePoint. As a result of the execution of a definitive agreement to acquire TradePoint, we updated our financial forecasts, which resulted in a revenue forecast that was increased from the forecast used in the FSCG September 2006 Report, as well as a forecasted loss for the third and fourth quarters of fiscal 2007 and the first quarter of fiscal 2008, despite our having been profitable for the prior four quarters. The FSCG October 2006 Report used a weighted average cost of capital discount rate of 22% and an estimated time to stockholder liquidity of 18 months. The private company lack-of-liquidity discount was 13.4%. The weighted probability of expected outcomes changed from those in the FSCG September 2006 Report, with increases to the initial public offering (37.5%) and sale (32.5%) probabilities and decreases to the remaining private (27.5%) and liquidation (2.5%) outcomes, which, together with the updated forecast, accounted for the increase in fair value.

December 12 and December 20, 2006 Option Grants.  The December 12, 2006 grants were substantially all to new employees, including our new employees resulting from the TradePoint acquisition, and did not include any grants to executive management or members of our board of directors. The December 20, 2006 grants were to new and existing employees, including grants to our Chief Executive Officer and Chief Financial Officer, consistent with the policy of our board of directors regarding the timing of annual option grants to those individuals at the end of the calendar year. We established the exercise price of these grants based on the FSCG October 2006 Report, as there had been no changes to our valuation assumptions sufficient to warrant the preparation of an updated valuation report. We had already reflected the expected effect from the TradePoint acquisition in the FSCG October 2006 Report. Our financial forecast had not changed since the forecast used to prepare the FSCG October 2006 Report, and there had been no significant changes in the market values of comparable companies.

February 16 and March 2, 2007 Option Grants.  The February 16 and March 2, 2007 grants were substantially all to new and existing employees and did not include any grants to our executive management or members of our board of directors. We established the exercise price of these grants based on an updated report from FSCG received in February 2007, or the FSCG February 2007 Report. We requested that FSCG prepare the FSCG February 2007 Report because we had begun discussions related to a possible initial public offering of our common stock, we had completed our fiscal 2008/2009 financial forecast and market values of comparable companies had increased significantly in early 2007. The FSCG February 2007 Report was based in part on our annual fiscal 2008/2009 financial forecast presented to our board of directors in February 2007, which was not significantly different than the financial forecast used in the FSCG October 2006 Report. Consistent with the FSCG October 2006 Report, the FSCG February 2007 Report used a 22% weighted average cost of capital discount rate, but with an estimated time to stockholder liquidity of 15 months. The private company lack-of-liquidity discount was 11.4%. The weighted probability of expected outcomes changed from those in the FSCG October 2006 Report, with increases to the initial public offering (40.0%) and sale (35.0%) of the company probabilities and decreases in the remaining private (23.75%) and company liquidation (1.25%) outcomes. A significant increase in the market values of comparable companies resulted in a significant increase in our valuation as determined under the market multiple approach.

March 29, 2007 Option Grants.  The March 29, 2007 option grants consisted of grants to new and existing employees, including a grant to our Senior Vice President of Products and Product Strategy, as well as grants to two new non-employee members of our board of directors. We established the exercise price of these grants based on an updated report from FSCG received in March 2007, or the FSCG March 2007 Report. We requested that FSCG prepare the FSCG March 2007 Report because we had recently appointed two new non-employees to our board of directors and had made continuing progress in our preparations for a potential initial public offering. The FSCG March 2007 Report included our financial forecast consistent with our forecast used in the FSCG February 2007 Report. The FSCG March 2007 Report used a weighted average cost of capital discount rate of 22% and an estimated time to stockholder liquidity of 12 months. The private company lack-of-liquidity discount was 10%. The weighted probabilities of expected outcomes were consistent with those in the FSCG February 2007 Report, as we had already reflected in the FSCG February 2007 Report the effect on our outcome probabilities of our ongoing discussions regarding a potential initial public offering.

May 15 and May 22, 2007 Option Grants.  The May 15 and May 22, 2007 grants were all to new employees and did not include any grants to our executive management or members of our board of directors. We established the exercise price of these grants based on an updated report received in May 2007, or the FSCG May 2007 Report. We requested that FSCG prepare the FSCG May 2007 Report in part because, at the time of the grants, we had made significant progress toward the preparation and filing of a Registration Statement for our initial public offering. The FSCG May 2007 Report included our updated financial forecast prepared in connection with our proposed initial public offering, which reflected slight decreases in financial results from the financial forecast used in the FSCG March 2007 Report. The FSCG May 2007 Report used a weighted average cost of capital discount rate of 20% and an estimated time to stockholder liquidity of 12 months. The private company lack-of-liquidity discount was 6.4%. The weighted probabilities of expected outcomes changed from those in the FSCG March 2007 Report, with a significant increase in the probability of an initial public offering (62.5%) and decreases in the probabilities of our sale (22.5%), our remaining private (15%) or our liquidating (0%).

Determining the fair value of our common stock requires complex and subjective judgments. Our approach to valuation was based, in part, on a discounted future cash flow approach that used our estimates of revenue and costs, driven by assumed market growth rates, as well as appropriate discount rates. These estimates were consistent with the plans and estimates that we used to manage the business. There is inherent uncertainty in making these estimates.

Aggregate Intrinsic Values of Options.  Assuming the sale of shares contemplated by this offering is consummated at $           per share, which is the midpoint of the range of the initial public offering prices listed on the cover page of this prospectus, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of May 31, 2007 would be $           million and $           million, respectively. Although it is possible that the completion of this offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of any additional value cannot be measured with precision or certainty.

Goodwill and Intangible Assets

We record as goodwill the excess of the acquisition purchase price over the fair value of the tangible and identifiable intangible assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we do not amortize goodwill, but will perform an annual impairment review of our goodwill during our third quarter, or more frequently if indicators of potential impairment arise. Following the criteria of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, and SFAS No. 142, we have determined that we have a single operating segment and consequently evaluate goodwill for impairment based on an evaluation of the fair value of our company as a whole.

We record acquired intangible assets at their respective estimated fair values at the date of acquisition. Our acquired intangible assets are being amortized using the straight-line method over their estimated useful lives ranging from three to ten years.

Impairment of Long-Lived Assets

We evaluate the recoverability of our long-lived assets, including acquired intangible assets and property and equipment, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We review long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of the asset by comparison of its carrying amount to the future undiscounted cash flows we expect the asset to generate. If we consider the asset to be impaired, we measure the amount of any impairment as the difference between the carrying amount and the fair value of the impaired asset. We observed no impairment indicators through May 31, 2007.

We evaluate the remaining useful lives of intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period. We observed no useful life indicators warranting a change to estimated amortization periods through May 31, 2007.

Results of Operations

The following table sets forth selected consolidated statements of operations data as a percentage of revenue for each of the periods indicated.

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007

Revenue	100%	100%	100%	100%	100%
Cost of revenue	45	39	33	33	33

Gross margin	55	61	67	67	67

Operating expenses:
Research and development	50	34	35	32	38
Sales and marketing	42	31	28	28	28
General and administrative	9	7	6	5	9
Amortization of acquired intangible assets	—	—	—	—	1

Total operating expenses	101	72	69	65	76

Income (loss) from operations	(46)	(11)	(2)	2	(9)
Other income (expense), net	(2)	2	(1)	1	—

Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	(48)	(9)	(3)	3	(9)
Provision (benefit) for income taxes	—	—	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(48)	(9)	(3)	3	(9)
Cumulative effect of change in accounting principle	—	—	—	—	—

Net income (loss)	(48)	(9)	(3)	3	(9)
Accretion to redemption value of preferred stock	—	—	—	—	—

Net income (loss) attributable to common stockholders	(48)%	(9)%	(3)%	3%	(9)%

Revenue

				Three Months
	Year Ended February 28,			Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)

Revenue	$19,537	$32,539	$43,485	$10,066	$13,248

Three Months Ended May 31, 2007 Compared to the Three Months Ended May 31, 2006.  Revenue in the three months ended May 31, 2007 increased approximately $3.2 million, or 32%, over the same period in fiscal 2007. The revenue increase was primarily due to a $6.2 million increase in revenue from customers that did not contribute any revenue in the three months ended May 31, 2006, which we refer to as new customers. This increase was offset by a $3.0 million decrease in revenue from customers that contributed revenue in both three-month periods, which we refer to as existing customers. The new customer revenue in the three months ended May 31, 2007 included $1.2 million in revenue related to our TradePoint acquisition and the balance resulted from new retail customers purchasing our software subsequent to May 31, 2006. The decline in existing customer revenue principally resulted from renewing customers, whose renewal contracts tend to have average contract values less than their original contracts because fewer professional services fees are required once our software has been fully implemented.

In the three months ended May 31, 2007, revenue from customers located outside the United States represented 13% of revenue as compared to 6% in the three months ended May 31, 2006. This increase resulted from five international customers that signed agreements after May 31, 2006. We expect that, in the future, revenue from customers outside the United States will increase as a percentage of total revenue on an annual basis.

Fiscal 2007 Compared to Fiscal 2006.  Fiscal 2007 revenue increased approximately $10.9 million, or 34%, over fiscal 2006 revenue. The revenue increase was primarily due to an $11.1 million increase in revenue from customers that did not contribute any revenue in prior years, which we refer to as new customers. This increase was offset by a $200,000 decline in revenue from customers that had contributed revenue in prior years, which we refer to as existing customers. Fiscal 2007 new customer revenue included approximately $1.3 million related to our TradePoint acquisition, and the balance resulted from new retail customers purchasing our software. The fiscal 2007 decline in existing customer revenue resulted from a decrease of approximately $8.2 million in revenue related to two customers that did not renew their agreements in the fourth quarter of fiscal 2006 offset by an increase in existing customer revenue of approximately $8.0 million primarily associated with customers that contributed to revenue throughout fiscal 2007 but only for a portion of fiscal 2006.

In fiscal 2007, revenue from customers located outside the United States represented 6% of revenue as compared to 34% in fiscal 2006. This fiscal 2007 decrease primarily related to the two customers described above that did not renew their agreements, each of which was located outside of the United States. In fiscal 2007, revenue from Safeway Inc. accounted for 11.8% of our revenue. In fiscal 2006, revenue from Sainsbury plc, Best Buy Stores, L.P., Safeway Inc. and RadioShack Corporation accounted for 21.2%, 12.4%, 11.3% and 10.6% of our revenue, respectively. No other customer accounted for more than 10% of our revenue in either of these periods. Sainsbury plc was one of the two customers that did not renew their agreements in the fourth quarter of fiscal 2006.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 revenue increased approximately $13.0 million, or 67%, over fiscal 2005 revenue. The revenue increase was primarily due to an increase in existing customer revenue, which accounted for approximately $10.6 million of the overall increase. The increase in fiscal 2006 existing customer revenue resulted primarily from customers that contributed to revenue throughout fiscal 2006 but only for a portion of fiscal 2005, which represented approximately $8.1 million of the fiscal 2006 existing customer revenue increase. New customer revenue, primarily from retail customers, accounted for approximately $2.4 million of the overall increase in fiscal 2006.

In fiscal 2006, revenue from customers located outside the United States represented 34% of revenue as compared to 48% in fiscal 2005. This fiscal 2006 decrease primarily reflects the fiscal 2006 increase in revenue from customers located in the United States. In fiscal 2005, revenue from Sainsbury plc, HEB Grocery Company, LP and Best Buy Stores, L.P. accounted for 36.5%, 10.2% and 10.1% of our revenue, respectively. No other customer accounted for more than 10% of our revenue in fiscal 2005.

Cost of Revenue

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(dollars in thousands)

Revenue	$19,537	$32,539	$43,485	$10,066	$13,248
Cost of revenue	8,881	12,584	14,230	3,320	4,323
Gross profit	10,656	19,955	29,255	6,746	8,925
Gross margin	55%	61%	67%	67%	67%

Three Months Ended May 31, 2007 Compared to the Three Months Ended May 31, 2006.  Cost of revenue in the three months ended May 31, 2007 increased approximately $1.0 million, or 30%, over the same period in fiscal 2007. The increase was due primarily to personnel costs, which increased approximately $782,000, allocated overhead expenses, which increased approximately $219,000, travel costs, which increased approximately $173,000, and depreciation and maintenance costs, which increased approximately $132,000, offset by third-party data center costs, which decreased by approximately $493,000. In addition, amortization of intangible assets acquired in the TradePoint acquisition increased cost of revenue by $152,000 in the three months ended May 31, 2007.

Personnel costs, allocated overhead expenses and travel costs increased primarily as a result of increased headcount in our professional services organization. Professional services headcount increased to 54 at May 31, 2007 from 34 at May 31, 2006.

Depreciation and maintenance costs increased and data center costs decreased due to our transition to a new third-party data center provider in June 2006 where we became responsible for the hardware and software platform used to deliver our software to our customers. As a result, our third-party data center costs decreased significantly while depreciation and maintenance expense increased because of the increase in capital expenditures associated with the procurement of hardware and software for our new third-party data center in fiscal 2007.

The amortization of intangible assets relates to acquired developed technology from our TradePoint acquisition that is being amortized to cost of revenue.

Stock-based compensation expense included in cost of revenue was approximately $99,000 in the three months ended May 31, 2007 as compared to $4,000 in the corresponding period of the prior year.

Our gross margin remained steady at 67% in the three months ended May 31, 2007 as compared to the corresponding period in the prior year. While we were able to control our new third-party data center costs and spread them across a larger base of customers, stock-based compensation and amortization of acquired intangible assets offset this improvement in the three months ended May 31, 2007. We expect that our gross margins may improve in the future.

Fiscal 2007 Compared to Fiscal 2006.  Fiscal 2007 cost of revenue increased $1.6 million, or 13%, from fiscal 2006 cost of revenue. This increase was due primarily to personnel costs, which increased approximately $2.4 million, and depreciation expense, which increased approximately $450,000, offset by third-party data center costs, which decreased approximately $1.7 million. In addition, amortization of intangible assets acquired in the TradePoint acquisition increased cost of revenue by $203,000 in fiscal 2007.

Personnel costs increased in fiscal 2007 primarily as a result of increased headcount and use of third-party contractors in our professional services organization. Professional services headcount increased to 44 at February 28, 2007 from 37 at February 28, 2006, and salary and bonus levels also increased, causing most of the overall increase in payroll expenses of approximately $1.7 million. During fiscal 2007, we increased the use of third-party contractors in our customer implementations, which resulted in third-party contractor expense increasing approximately $600,000.

Depreciation expense increased and data center costs decreased in fiscal 2007 due to our completing our transition to a new third-party data center provider in June 2006 where we became responsible for the hardware and software platform used to deliver our software to our customers. As a result, our third-party data center costs decreased significantly while depreciation expense increased because of the increase in capital expenditures associated with the procurement of hardware and software for our new third-party data center. In fiscal 2007, our capital expenditures were approximately $2.3 million and were largely associated with our move to our new third-party data center.

The amortization of intangible assets relates to acquired developed technology from our TradePoint acquisition that is being amortized to cost of revenue.

Stock-based compensation expense included in cost of revenue was approximately $41,000 in fiscal 2007. There was no stock-based compensation included in cost of revenue in fiscal 2006.

Our gross margin increased to 67% in fiscal 2007 from 61% in fiscal 2006 predominantly due to our ability to control our new third-party data center costs and spread them across a larger base of customers.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 cost of revenue increased $3.7 million, or 42%, from fiscal 2005 cost of revenue. This increase was primarily due to third-party data center costs, which increased approximately $1.8 million, and personnel costs, which increased approximately $1.4 million.

Third-party data center costs increased as a result of new customers and expanded use of hosting services by our existing customers, which led to the overall expansion in our business in fiscal 2006. Personnel costs increased largely as a result of payroll expenses, which increased approximately $800,000, and third-party contractor expense, which increased approximately $600,000. Payroll expenses increased primarily due to increased individual salary and benefit costs as headcount in our cost of revenue departments remained relatively constant in fiscal 2006 and fiscal 2005. In fiscal 2006, our professional services organization utilized personnel from third-party organizations more frequently in our customer implementations resulting in increased third-party contractor expense.

Research and Development Expenses

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(dollars in thousands)

Research and development	$9,737	$11,021	$15,340	$3,229	$5,072
Percent of revenue	50%	34%	35%	32%	38%

Three Months Ended May 31, 2007 Compared to the Three Months Ended May 31, 2006.  Research and development expenses in the three months ended May 31, 2007 increased approximately $1.8 million, or 57%, over the same period in fiscal 2007 due to increased personnel costs and allocated overhead expenses. Personnel costs increased as a result of increased headcount and third-party contract development expenses. Research and development headcount increased to 85 at May 31, 2007 from 59 at May 31, 2006, resulting in increased payroll expenses of approximately $1.2 million. Third-party contract development expense increased approximately $300,000 due primarily to increased off-shore contract development activities related to sustaining engineering and quality assurance, which we have outsourced to a third-party off-shore contract development company, Sonata. Allocated overhead expenses increased approximately $235,000 as a result of increased research and development headcount. Stock-based compensation expense included in research and development expenses was $71,000 in the three months ended May 31, 2007 and $4,000 in the three months ended May 31, 2006.

Fiscal 2007 Compared to Fiscal 2006.  Fiscal 2007 research and development expenses increased $4.3 million, or 39%, from fiscal 2006 research and development expenses primarily due to increased personnel costs and allocated overhead expenses. Personnel costs increased as a result of increased headcount and third-party contract development expenses. Research and development headcount increased to 89 at February 28, 2007 from 58 at February 28, 2006, which resulted in increased payroll expenses of approximately $2.9 million. The headcount increase in fiscal 2007 principally resulted from the TradePoint acquisition. Third-party contract development expenses increased approximately $1.0 million, primarily due to increased off-shore contract development activities related to sustaining engineering and quality assurance, which we have outsourced to a off-shore contract development company, Sonata. Allocated overhead expenses increased approximately $345,000 as a result of increased research and development headcount. Stock-based compensation expense included in research and development expenses was approximately $62,000 in fiscal 2007 and $6,000 in fiscal 2006.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 research and development expenses increased $1.3 million, or 13%, from fiscal 2005 research and development expenses almost solely due to increased personnel costs. Personnel costs increased as a result of salary and benefit costs, which increased approximately $640,000, and third-party contract development expenses, which increased approximately $710,000, associated with increased off-shore contract development activities. Headcount increased to 58 employees at February 28, 2006 from 50 wemployees at February 28, 2005. Stock-based compensation expense included in research and development expenses was approximately $14,000 in fiscal 2005.

Sales and Marketing Expenses

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(dollars in thousands)

Sales and marketing	$8,105	$10,170	$12,108	$2,841	$3,743
Percent of revenue	42%	31%	28%	28%	28%

Three Months Ended May 31, 2007 Compared to the Three Months Ended May 31, 2006.  Sales and marketing expenses in the three months ended May 31, 2007 increased approximately $902,000, or 32%, over the same period in fiscal 2007 primarily as a result of personnel costs, allocated overhead expenses and travel and entertainment expenses. Personnel costs increased approximately $622,000 due to higher salaries, amortization of capitalized commission costs and benefit expenses associated with our sales organization. Allocated overhead expenses increased approximately $170,000 primarily associated with allocated legal expenses related to international sales activities. Travel and entertainment expenses increased $68,000 associated with our expanding customer base. Stock-based compensation expense included in sales and marketing expenses was $89,000 for the three months ended May 31, 2007 and $4,000 for the corresponding period in the prior year.

Fiscal 2007 Compared to Fiscal 2006.  Fiscal 2007 sales and marketing expenses increased $1.9 million, or 19%, from fiscal 2006 sales and marketing expenses primarily as a result of personnel costs, travel and entertainment expenses, and marketing program expenses. Personnel costs increased approximately $1.1 million due to higher salaries, amortization of commission expenses, and benefit expenses associated with our sales organization. Travel and entertainment expenses increased approximately $330,000 associated with our expanding customer base. Marketing program expenses increased approximately $280,000 due to increased expenses associated with trade shows and events. Stock-based compensation expense included in sales and marketing expenses was $74,000 in fiscal 2007 and $1,000 in fiscal 2006.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 sales and marketing expenses increased $2.1 million, or 25%, over fiscal 2005 sales and marketing expenses, primarily due to increased personnel costs, travel and entertainment expenses, and marketing program expenses. Personnel costs increased approximately $975,000 due to headcount increases primarily in our sales organization, which grew to 24 employees at February 28, 2006 from 16 employees at February 28, 2005. Travel and entertainment expenses increased approximately $440,000 as a result of increased sales headcount and our expanding customer base. Marketing program expenses increased approximately $360,000 from increased expense associated with trade shows and events. Stock-based compensation expense included in sales and marketing expenses was approximately $11,000 in fiscal 2005.

General and Administrative Expenses

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(dollars in thousands)

General and administrative	$1,798	$2,388	$2,673	$533	$1,129
Percent of revenue	9%	7%	6%	5%	9%

Three Months Ended May 31, 2007 Compared to the Three Months Ended May 31, 2006.  General and administrative expenses in the three months ended May 31, 2007 increased approximately $596,000, or 112%, over the same period in fiscal 2007. The increase was primarily due to increased personnel costs associated with headcount increases and increased third-party professional services costs, primarily accounting and audit-related services. Headcount increased to 26 at May 31, 2007 from 17 at May 31, 2006 resulting in higher payroll costs. Third-party professional services expenses increased as a result of the growth of our business and our expanding customer base. Stock-based compensation expense included in general and administrative expenses was $137,000 for the three months ended May 31, 2007 and $2,000 for the three months ended May 31, 2006.

Fiscal 2007 Compared to Fiscal 2006.  Fiscal 2007 general and administrative expenses increased approximately $285,000, or 12%, over fiscal 2006 general and administrative expenses, primarily due to increased personnel costs associated with headcount increases. Headcount increased to 21 at February 28, 2007 from 17 at February 28, 2006 resulting in higher salary and benefit costs. Stock-based compensation expense included in general and administrative expenses was $156,000 and $64,000 in fiscal 2007 and fiscal 2006, respectively.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 general and administrative expenses increased $590,000, or 33%, over fiscal 2005 general and administrative expenses, primarily due to increased personnel expenses, third-party professional services expenses, and travel and entertainment expenses. Personnel costs increased by approximately $250,000 as a result of higher individual salary and benefit costs, as headcount remained constant at 17 at February 28, 2005 and at February 28, 2006. Third-party professional services costs increased by approximately $168,000 because of higher legal, accounting and tax-related consulting fees. Travel and entertainment expenses increased by approximately $108,000 due to increased travel and company events in fiscal 2006. Stock-based compensation expense included in general and administrative expenses was approximately $6,000 in fiscal 2005.

Amortization of Acquired Intangible Assets

				Three Months
	Year Ended February 28,			Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(dollars in thousands)

Amortization of acquired intangible assets	$—	$—	$118	$—	$91
Percent of revenue	—	—	0.3%	—	1%

Three Months Ended May 31, 2007 Compared to the Three Months Ended May 31, 2006.  Amortization of acquired intangible assets in the three months ended May 31, 2007 was due to the amortization of acquired intangible assets associated with our acquisition of TradePoint. In the three months ended May 31, 2007, an additional $152,000 of amortization of acquired intangible assets was included in cost of revenue.

Fiscal 2007 Compared to Fiscal 2006.  Fiscal 2007 amortization of acquired intangible assets resulted from our acquisition of TradePoint. In fiscal 2007, an additional $203,000 of amortization of acquired intangible assets was included in cost of revenue.

Other Income (Expense), Net

				Three Months
	Year Ended February 28,			Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)

Interest income	$123	$385	$735	$109	$350
Interest expense	(216)	(194)	(1,091)	(58)	(393)
Other income (expense)	(191)	659	(124)	71	(71)

Other income (expense), net	$(284)	$850	$(480)	$122	$(114)

Three Months Ended May 31, 2007 Compared to the Three Months Ended May 31, 2006.  Other income (expense), net for the three months ended May 31, 2007 decreased $236,000 compared to the same period of fiscal 2007. The decrease was due to higher interest expense and other expense partially offset by an increase in interest income. Interest expense increased $335,000 because of an increased level of debt outstanding at May 31, 2007 as compared to May 31, 2006. In May 2006, we borrowed $3.0 million under a new line of credit and, in July 2006, we entered into a new term loan for $10.0 million, principally to support our acquisition of TradePoint. Interest income increased $241,000 because of higher invested cash balances and increased interest rates. Other income (expense) decreased $142,000 in the three months ended May 31, 2007 as compared to the corresponding period in the prior year principally due to classifying our preferred stock warrants as liabilities and recording the difference in fair value each period as an expense to other income (expense). The three months ended May 31, 2006 also included a foreign currency exchange rate gain of $72,000, compared to $8,000 for the three months ended May 31, 2007.

Fiscal 2007 Compared to Fiscal 2006.  Fiscal 2007 other income (expense), net decreased $1.3 million from fiscal 2006 other income (expense), net. This decrease was due to higher interest expense and other expense offset by an increase in interest income. Interest expense increased $897,000 because of an increased level of debt outstanding during 2007. We increased our line of credit and bank loans to a total of $13.0 million as of February 28, 2007 from $2.2 million as of February 28, 2006, principally to support our acquisition of TradePoint. Other income (expense) decreased $783,000 in fiscal 2007 from fiscal 2006 because fiscal 2006 included a one-time gain of $750,000 on the sale of computers, software and equipment. In addition, our adoption of FASB Staff Position 150-5 required us to classify our redeemable convertible preferred stock warrants as liabilities and record the difference in fair value each period as an expense to other income (expense). Interest income increased $350,000 largely because of higher invested cash balances resulting from cash generated from operations as well as cash from our increased bank loans and line of credit.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 other income (expense), net increased $1.1 million over fiscal 2005 other income (expense), net due primarily to the $750,000 gain on sale of assets discussed above and increased interest income of $262,000 from higher invested cash balances in fiscal 2006.

Provision (Benefit) for Income Taxes

Since inception, we have incurred annual operating losses and, accordingly, have not recorded a provision (benefit) for income taxes for any of the periods presented other than provisions (benefits) for federal and state minimum income taxes and foreign income taxes. As of February 28, 2007, we had net operating loss carryforwards for federal and state income tax purposes of approximately $64.0 million and $42.0 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $2.8 million and $2.3 million, respectively. If not utilized, our federal net operating loss and tax credit carryforwards will begin to expire in 2019, and our state net operating loss carryforwards will begin to expire in 2009. Our state tax credit carryforwards will carry forward indefinitely if not utilized. While not currently subject to an annual limitation, the utilization of these carryforwards may become subject to an annual limitation because of provisions in the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change,” which may occur, for example, as a result of this offering or other issuances of stock. Realization of deferred tax assets depends upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have offset all but $1.7 million of our deferred tax assets by a valuation allowance.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters in the period ended May 31, 2007. In management’s opinion, we have prepared the data on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and the data reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our data. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	For the Three Months Ended
	May 31,	Aug. 31,	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Nov. 30,	Feb. 28,	May 31,
	2005	2005	2005	2006	2006	2006	2006	2007	2007
	(in thousands, except per share data)

Revenue	$6,001	$7,346	$9,376	$9,816	$10,066	$10,447	$10,673	$12,299	$13,248
Cost of revenue	2,781	3,176	3,336	3,291	3,320	3,102	3,274	4,534	4,323

Gross profit	3,220	4,170	6,040	6,525	6,746	7,345	7,399	7,765	8,925

Operating expenses:
Research and development	2,657	2,660	2,704	3,000	3,229	3,582	3,786	4,743	5,072
Sales and marketing	2,443	2,421	2,462	2,844	2,841	2,898	2,929	3,440	3,743
General and administrative	463	611	624	690	533	672	719	749	1,129
Amortization of acquired intangible assets	—	—	—	—	—	—	30	88	91

Total operating expenses	5,563	5,692	5,790	6,534	6,603	7,152	7,464	9,020	10,035

Income (loss) from operations	(2,343)	(1,522)	250	(9)	143	193	(65)	(1,255)	(1,110)
Other income (expense), net	784	(55)	27	94	122	(79)	(231)	(292)	(114)

Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	(1,559)	(1,577)	277	85	265	114	(296)	(1,547)	(1,224)
Provision (benefit) for income taxes	4	4	4	2	(10)	(4)	18	48	11

Income (loss) before cumulative effect of change in accounting principle	(1,563)	(1,581)	273	83	275	118	(314)	(1,595)	(1,235)
Cumulative effect of change in accounting principle	—	—	(54)	—	—	—	—	—	—

Net income (loss)	(1,563)	(1,581)	327	83	275	118	(314)	(1,595)	(1,235)
Accretion to redemption value of preferred stock	8	8	8	8	8	8	8	8	8

Net income (loss) attributable to common stockholders	$(1,571)	$(1,589)	$319	$75	$267	$110	$(322)	$(1,603)	$(1,243)

Net income (loss) per common share, basic	$(0.36)	$(0.36)	$0.08	$0.02	$0.06	$0.02	$(0.06)	$(0.24)	$(0.20)

Net income (loss) per common share, diluted	$(0.36)	$(0.36)	$0.02	$0.01	$0.02	$0.01	$(0.06)	$(0.24)	$(0.20)

The following table sets forth selected consolidated statements of operations data as a percentage of revenue for each of the periods indicated.

	For the Three Months Ended
	May 31,	Aug. 31,	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Nov. 30,	Feb. 28,	May 31,
	2005	2005	2005	2006	2006	2006	2006	2007	2007

Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	46	43	36	34	33	30	31	37	33

Gross margin	54	57	64	66	67	70	69	63	67

Operating expenses:
Research and development	44	36	29	30	32	34	36	39	38
Sales and marketing	41	33	26	29	28	28	27	28	28
General and administrative	8	8	7	7	5	6	7	6	9
Amortization of acquired intangible assets	—	—	—	—	—	—	—	1	1

Total operating expenses	93	77	62	66	65	68	70	74	76

Income (loss) from operations	(39)	(20)	2	—	2	2	(1)	(11)	(9)
Other income (expense), net	13	(1)	—	1	1	(1)	(2)	(2)	—

Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	(26)	(21)	2	1	3	1	(3)	(13)	(9)
Provision (benefit) for income taxes	—	—	—	—	—	—	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(26)	(21)	2	1	3	1	(3)	(13)	(9)
Cumulative effect of change in accounting principle	—	—	(1)	—	—	—	—	—	—

Net income (loss)	(26)	(21)	3	1	3	1	(3)	(13)	(9)
Accretion to redemption value of preferred stock	—	—	—	—	—	—	—	—	—

Net income (loss) attributable to common stockholders	(26)%	(21)%	3%	1%	3%	1%	(3)%	(13)%	(9)%

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. If we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline.

Revenue increased sequentially in each quarter presented due primarily to additional customers and the recognition of revenue ratably over the terms of our customer agreements.

Gross profit increased sequentially in each quarter presented as a result of our expanded customer base and our ability to spread our data center operations and support costs across a larger customer base. Gross margin also increased in each quarter presented through August 31, 2006. Gross margin in each of the third and fourth quarters of fiscal 2007 and the first quarter of fiscal 2008 was less than gross margin in the second quarter of fiscal 2007 due to the inclusion of a partial quarter’s results of TradePoint in our third quarter of fiscal 2007 results and a full quarter’s results of TradePoint in our fourth quarter of fiscal 2007 and first quarter of 2008 results. In each case, this resulted in inclusion of TradePoint customer fulfillment requirements with significantly lower gross margins and amortization of acquired intangible assets. Gross margin in the fourth quarter of fiscal 2007 was further adversely impacted by higher incentive compensation expenses related to the professional services organization and increased expenses related to the use of third-party contractors to assist our professional services organization.

Total operating expenses increased sequentially in each quarter presented because of higher salaries and benefits and other personnel costs associated with the hiring of additional personnel and third-party contractors to support the growth of our business. The increase in research and development expenses from the third quarter to the fourth quarter of fiscal 2007 resulted from our acquisition of TradePoint, whose personnel were predominantly engaged in research and development. The increase in sales and marketing expenses from the third quarter to the fourth quarter in each of fiscal 2006 and fiscal 2007 was due to increased marketing program and related travel expenses associated with trade shows, which historically are highest in our fourth fiscal quarter. The decrease in general and administrative expenses from the fourth quarter of fiscal 2006 to the first quarter of fiscal 2007 was due to lower third-party professional services expenses, primarily legal expenses. The increase in general and administrative expenses from the fourth quarter of fiscal 2007 to the first quarter of fiscal 2008 was due to increased headcount and associated payroll costs as we prepared to become a public company.

We achieved income from operations in three of the last seven fiscal quarters in the period ended May 31, 2007 as a result of the growth in our business and associated increases in revenue, and our historic focus on managing our business on a breakeven or small operating profit basis in order to devote a significant amount of capital toward our ongoing operations. In the fourth quarter of fiscal 2007 and in the first quarter of fiscal 2008, our loss from operations was principally the result of our acquisition of TradePoint. While we expect to continue to invest significantly in our business, we anticipate that, if our revenue continues to grow, we will be able to generate improved profit margins.

Liquidity and Capital Resources

At May 31, 2007, our principal sources of liquidity consisted of cash, cash equivalents and marketable securities of $27.3 million, accounts receivable of $12.6 million and available borrowing capacity under our credit facilities of $2.0 million. We have historically funded our operations primarily through private sales of our convertible preferred stock, customer payments for our software and proceeds from our bank loans and lines of credit.

In May 2006, we entered into a $5.0 million revolving line of credit with a financial institution that expires in May 2008. Under the line of credit, we may borrow the lesser of (i) $5.0 million or (ii) $3.0 million plus 80% of eligible accounts receivable. Borrowings under the line of credit accrue interest at an annual rate equal to the greater of (i) the prime rate plus 0.5% or (ii) 8%. At May 31, 2007, we had $3.0 million outstanding under this line of credit.

In July 2006 we borrowed $10.0 million from financial institutions under a four-year term loan. The loan accrues interest at 9.5% per year, with interest-only payments during the first year and monthly principal and interest payments due in years two through four. The loan also requires a $400,000 final interest payment at maturity.

Our revolving line of credit and term loan include a number of covenants and restrictions with which we must comply as long as any indebtedness remains outstanding under these facilities. For example, our ability to incur additional indebtedness, whether senior or subordinate, is limited. We are also not permitted to pay any dividends or purchase or redeem any shares of our capital stock except in limited circumstances. Likewise, there are limitations on our ability to sell, exclusively license or otherwise dispose of our assets outside of the ordinary course of our business. To secure the indebtedness, we have granted our lenders a first priority security interest in all of our assets. At May 31, 2007, we were in compliance with all loan covenants.

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)

Net cash provided by (used in) operating activities	$7,054	$3,445	$5,230	$(5,461)	$3,216
Net cash used in investing activities	(437)	(4,000)	(7,944)	(390)	(1,095)
Net cash provided by (used in) financing activities	(1,558)	1,331	11,395	1,016	39

Operating Activities

Our cash flows from operating activities in any period have been significantly influenced by the number of customers using our software, the number and size of new customer contracts, the timing of renewals of existing customer contracts, and the timing of payments by these customers. Our largest source of operating cash flows is cash collections from our customers, which results in decreases to accounts receivable. Our primary uses of cash in operating activities are for personnel-related expenditures and rent payments. Our cash flows from operating activities in any period will continue to be significantly affected by the extent to which we add new customers, renew existing customers, collect payments from our customers and increase spending as a result of personnel increases to grow our business.

For the three months ended May 31, 2007, we generated $3.2 million of net cash from operating activities principally due to customer cash collections that resulted in a decrease in accounts receivable of $1.7 million and new and existing customer billings, which resulted in an increase of $4.7 million in amounts billed to customers in advance of when we recognize revenue, offset by payments for operating and personnel expenses that resulted in a decrease in accounts payable and accrued compensation and other expenses of $2.3 million and a $1.2 million net loss. For the three months ended May 31, 2006, we used cash of $5.5 million in operating activities related to a increase in accounts receivable of $1.7 million and a decrease of $4.2 million in amounts billed to customers in advance of when we recognize revenue.

In fiscal 2007, we generated $5.2 million of net cash from operating activities. This cash was provided primarily by a $16.0 million increase in amounts billed to customers in advance of when we recognized revenue, a $1.2 million increase in accounts payable and accrued compensation expenses and $1.1 million in non-cash depreciation, offset by an $11.1 million increase in accounts receivable, a $1.5 million net loss and a $1.1 million increase in commissions paid but not yet recognized as expense. At February 28, 2007, one customer accounted for 70% of our accounts receivable balance, which related to a new customer contract signed just prior to our fiscal year-end. This accounts receivable balance was collected subsequent to year-end.

In fiscal 2006, we generated $3.4 million of net cash from operating activities. This cash was provided primarily by a $2.9 million increase in accounts payable and accrued expenses, a $2.2 million decrease in accounts receivable, a $588,000 increase in amounts billed to customers in advance of when we recognized revenue and $441,000 of non-cash depreciation, offset by a $2.7 million net loss.

In fiscal 2005, we generated $7.1 million of net cash from operating activities. This cash was provided primarily by a $13.9 million increase in amounts billed to customers in advance of when we recognized revenue, a $1.6 million decrease in accounts receivable and a $1.3 million increase in accrued compensation, offset by a $9.3 million net loss and a $1.2 million decrease in commissions paid but not yet recognized as expense.

Investing Activities

Our primary investing activities have been capital expenditures on equipment for our data center, net purchases of marketable securities and payments for an acquisition.

For the three months ended May 31, 2007, we used $1.1 million of net cash in investing activities related to $1.4 million in capital expenditures offset by $343,000 in net maturities of marketable securities. For the three months ended May 31, 2006, we used $390,000 of net cash in investing activities related to $534,000 in capital expenditures offset by $144,000 in net maturities of marketable securities.

In fiscal 2007, we used $7.9 million of net cash in investing activities. This use of cash was primarily the result of $3.6 million in net cash used for our acquisition of TradePoint, $2.3 million used for capital expenditures and $2.0 million used for net purchases of marketable securities.

In fiscal 2006, we used $4.0 million of net cash in investing activities. This use of cash resulted from $2.5 million used for purchases of marketable securities and $1.5 million used for capital expenditures.

In fiscal 2005, we used $437,000 of net cash in investing activities, all for capital expenditures.

Financing Activities

Our primary financing activities have been our issuances of convertible preferred stock and common stock, our issuance and repayments of notes payable and advances taken and repayments made under our line of credit.

For the three months ended May 31, 2007, our financing activities related to issuances of common stock upon exercise of stock options, net of repurchases, which totaled $39,000. For the three months ended May 31, 2006, we generated $1.0 million in cash from financing activities related to $3.0 million in advances on our line of credit and $235,000 in issuances of common stock, net of repurchases, offset by $2.2 million in payments on our notes payable.

In fiscal 2007, we generated $11.4 million of net cash in financing activities. This cash was provided by a $10.0 million issuance of notes payable to financial institutions, offset by $2.2 million in payments of notes payable, $3.0 million in advances under our line of credit and $698,000 from issuance of common and convertible preferred stock, net of repurchases.

In fiscal 2006, we generated $1.3 million of net cash in financing activities. This cash was provided primarily by $1.4 million of net issuances of notes payable and $631,000 from issuances of common stock, net of repurchases, offset by $800,000 in payments on our line of credit.

In fiscal 2005, we used $1.6 million of net cash in financing activities. This use of cash resulted from $923,000 of payments on notes payable and $700,000 of net payments on our line of credit.

We believe that cash provided by operating activities, together with our cash, cash equivalents and marketable securities balances at May 31, 2007, will be sufficient to fund our projected operating requirements for at least the next 12 months. We may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, our rate of expansion of our workforce, the timing and extent of our expansion into new markets, the timing of introductions of new functionality and enhancements to our software, and the continuing market acceptance of our software. We may enter into arrangements for potential acquisitions of complementary businesses, services or technologies, which also could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

The following table summarizes our contractual obligations as of February 28, 2007:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Operating leases	$2,342	$764	$1,578	$—	$—
Line of credit	3,000	—	3,000	—	—
Notes payable to former TradePoint shareholders(1)	1,800	1,800	—	—	—
Notes payable	12,354	2,643	7,706	2,005	—

Total contractual obligations	$19,496	$5,207	$12,284	$2,005	$—

(1)	This note is subject to reduction based on indemnification claims we may make.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, nor do we have any undisclosed material transactions or commitments involving related persons or entities.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurements, classification, interest and penalties, accounting for interim periods and disclosure for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN No. 48 in the first quarter of fiscal 2008. There was no material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. We are currently evaluating the impact on our consolidated financial statements of adopting SFAS No. 159.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

To date, the foreign currency exchange rate effect on our cash and cash equivalents has been minimal. As we fund our international operations, our cash and cash equivalents could be affected by changes in exchange rates.

Generally, our international sales agreements are denominated in the country of origin currency, and therefore our revenue is subject to foreign currency risk. Our operating expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the exchange rates for the British pound and the Euro. We operate internationally and entered into foreign exchange forward contracts during fiscal 2005 to reduce exposure in non-U.S. dollar denominated receivables. We designated these forward contracts as accounting hedges of foreign-currency-denominated firm commitments; their objective was to negate the impact of currency exchange rate movements on our operating results. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we excluded the implicit interest in the forward contracts when assessing hedge effectiveness. For fiscal 2005, implicit interest costs totaled approximately $70,000 and were included within other income (expense), net. We formally assess, both at a hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in negating currency risk. All forward contracts entered during fiscal 2005 were deemed highly effective. As of February 28, 2006 and 2007 and May 31, 2007, we had no outstanding foreign exchange forward contracts. We do not enter into derivative financial instruments for speculative or trading purposes.

We apply SFAS No. 52, Foreign Currency Translation, with respect to our international operations, which are primarily sales and marketing support entities. We have remeasured our accounts denominated in non-U.S. currencies using the U.S. dollar as the functional currency, with adjustments recorded as foreign currency gains (losses) in other income (expense) for the period. We remeasure all monetary assets and liabilities at the current exchange rate at the end of the period, non-monetary assets and liabilities at historical exchange rates, and revenue and expenses at average exchange rates in effect during the period. Foreign currency gains (losses) were approximately ($186,000), ($89,000) and $70,000 for fiscal 2005, 2006 and 2007, respectively, and $72,000 and $8,000 for the three months ended May 31, 2006 and 2007, respectively.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $12.3 million, $21.0 million and $23.2 million at February 28, 2006 and 2007, and May 31, 2007, respectively. A majority of these amounts was invested in money market funds. These unrestricted cash and cash equivalents were held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these cash equivalents as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

Effects of Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs fully through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

BUSINESS

Overview

We are a leading provider of consumer demand management, or CDM, software. Our software enables retailers and consumer products, or CP, companies to define merchandising and marketing strategies based on a scientific understanding of consumer behavior and makes actionable pricing, promotion and other merchandising and marketing recommendations to achieve their revenue, profitability and sales volume objectives. We deliver our applications by means of a software-as-a-service, or SaaS, model, which allows us to capture and analyze the most recent retailer and market-level data and enhance our software rapidly to address our customers’ ever-changing merchandising and marketing needs.

Our CDM software is comprised of a suite of integrated applications — DemandTec Price, DemandTec Promotion, DemandTec Markdown and DemandTec TradePoint. DemandTec Price combines price optimization functionality with price management features to enable retailers and CP companies to create multiple pricing scenarios, evaluate tradeoffs and optimize everyday prices. DemandTec Promotion enables retailers and CP companies to create and simulate multiple promotional plans based on mathematical forecasts of results. DemandTec Markdown enables retailers to optimize plans and prices for items they intend to remove from their assortments, such as end-of-season items, discontinued product lines or overstocked merchandise. DemandTec TradePoint provides retailers and their CP company trading partners a platform to automate and streamline the presentation, negotiation and reconciliation of trade promotion offers in a secure, web-based environment. Most of our DemandTec Price, DemandTec Promotion and DemandTec Markdown customers are retailers, while most of our DemandTec TradePoint customers are CP companies.

Our software as a service is used by 35 retailers and over 100 CP companies worldwide. Our retail customers together accounted for 94% of our revenue in fiscal 2007. Based on annual contract value, our largest U.S.-based retail customers are Best Buy, Office Depot, Safeway, Target and Wal-Mart, our largest international-based retail customers are Casino Supermarkets and Companhia Brasileira de Distribuição, our largest CP company customers are Kraft Foods Global, Nestlé USA, Procter & Gamble and Tyson Foods, and our largest sales agency customers that broker items on behalf of CP companies are Acosta Sales and Marketing and Advantage Sales and Marketing.

Industry Background

Retail trade is one of the world’s most widespread activities. In 2005, according to Planet Retail, retail trade represented approximately 23% of worldwide gross domestic product. There are more than 1,500 retailers worldwide that have annual sales in excess of $500 million. Retailing is highly competitive and generally characterized by low profit margins. For example, according to the Food Marketing Institute, the average after-tax profit margin for U.S. grocery store chains has been below 1.5% in each of the past 25 years.

There are thousands of CP companies that sell to retailers. According to a report by the Grocery Manufacturers Association, in 2004 the CP industry generated revenue in the United States of more than $2 trillion. The CP industry is becoming increasingly competitive due to factors such as retailer consolidation, more discerning and less loyal consumers and the growing impact of private label products. To counter these trends, CP companies are making substantial investments in product innovation, market research, branding, and consumer and brand marketing.

Consumer Demand and Pricing Challenges

Retailers compete for consumers who are becoming more knowledgeable, more selective and, in many instances, more price sensitive. Consumers today devote considerable time to researching products and comparing prices prior to shopping and have a greater array of choices in price, size, brand, color and features. The growth of discount stores, warehouse clubs and dollar stores and the emergence of the Internet as a viable retail alternative offer consumers further alternatives when purchasing goods. For retailers to compete effectively, they need to better understand and respond to these changes in consumer demand and behavior through targeted pricing, marketing and merchandising strategies.

A basic principle of economics is that a change in the price of an item will affect demand for that item. Every item in a store has a unique “price elasticity,” or sensitivity between sales volume and price. Small decreases or increases in the prices of some items may lead to significant changes in the demand for those items, whereas larger decreases or increases in the prices of other items may have little effect on demand. In addition, changes in the prices of items in a store often have an impact on the sales volumes of other items in that store. This interdependence is referred to as the “cross elasticity” of demand. Demand is influenced by a wide variety of additional factors, including store location, customer demographics, advertising, in-store displays, the availability of complementary or substitute products, seasonality, competitive activity and loyalty and marketing programs. These variables make calculating price elasticity for even a single item an extremely data-intensive and complex process. Calculating the cross-elasticity of demand for thousands of items is exponentially more difficult.

Applying these economic concepts to make day-to-day pricing decisions presents enormous challenges to retailers of all sizes, particularly large retailers that sell tens of thousands of items and have hundreds, if not thousands, of stores. These retailers must determine how to price each particular item and whether to vary the price among different regions or individual locations. They also must determine the price of each item relative to competing products and the likely impact on their aggregate profitability if the prices of that item or competing items are increased or decreased. In addition, retailers may want to consider whether promoting an item would result in increased sales volume and, if so, whether that increase would represent incremental revenue or merely cannibalize sales of other items. These pricing and marketing decisions must also strike a balance between the retailer’s financial goals and its desired price and brand image in order to enhance consumer loyalty and maximize sustainable, lifetime value from its targeted consumer segments.

CP companies make similar, complex decisions when pricing and promoting their products. Like retailers, CP companies are faced with intense competition, less loyal consumers and an operating environment in which it is difficult to raise prices. CP companies must understand how consumers will respond to promotions, how price changes will affect sales volumes, and how often to promote their brands. CP companies also must decide when and how to use trade funds in the form of discounts, offsets or direct cash payments to compensate retailers for offering temporary price reductions on their products. According to Capgemini, most CP companies’ trade promotion budgets represent 15% or more of their net sales, which percentage is second only to their cost of goods sold. In 2003, CP companies in the grocery channel alone spent over $25 billion on trade promotions according to Accenture, and we believe trade promotion budgets continue to rise across the CP industry. Despite the pervasive use of trade funds, studies suggest that over 90% of trade promotions have negative returns on investment after taking into consideration execution costs and unintended cannibalization.

The trade promotion process is not only generally unprofitable, but also highly inefficient. Submitting and negotiating trade promotions historically have been handled through a combination of fax, voicemail and manual, paper-based processes. This has led to frequent inaccuracies and increasing costs for both CP companies and retailers. CP companies and retailers have lacked an accurate, integrated technology platform for improving the efficiency of their trading relationships.

In order to attain higher revenue growth, improve profit margins and increase market share, while maintaining proper price and brand image, retailers and CP companies must better understand and predict consumer behavior across geographic, demographic, gender, age, income and other segments. However, achieving these objectives through day-to-day pricing and other merchandising and marketing decisions is extremely complex.

Existing Approaches to Understanding Consumer Demand

Retailers and CP companies have made significant investments in information technology, or IT. According to Frost & Sullivan, spending on application software by retailers alone exceeded $5.2 billion in 2005 and is expected to increase to over $8.2 billion by 2010, representing a 9.5% compound annual growth rate. Most of these IT investments have focused on achieving cost reductions through increased operational efficiencies and transaction automation, including supply chain management, POS systems and marketing automation software.

As a result of these IT investments, retailers have accumulated vast amounts of sales data. While a number of academic techniques exist to analyze this data, incorporating advanced statistical analytics into a commercially-useful solution that yields meaningful and actionable insights for retailers and CP companies presents significant scientific, engineering, processing and cost challenges due to the vast amounts of data and the complexities of mathematical computing. Consequently, existing approaches that incorporate an understanding of consumer demand into retail and CP pricing decisions generally have been limited to modeling sample data sets to provide limited insights. As a result, retailers and CP companies historically have made merchandising decisions based on simpler approaches such as:

•	cost-plus or competitor-matching pricing;

•	national pricing of items, regardless of local consumer demand and competitive dynamics;

•	“one-size-fits-all” assortments of goods, regardless of the unique preferences of consumers who shopped in each location;

•	habitual promotions, advertisements, mailers and other marketing programs; and

•	engaging business consultants to provide isolated category-based analyses.

In today’s environment, retailers and CP companies need scalable enterprise software that is capable of modeling the numerous variables that affect consumer demand and processing massive data sets in a cost-effective manner and that delivers actionable merchandising and marketing recommendations to achieve their revenue, profitability and sales volume objectives.

DemandTec Solution

We are a leading provider of CDM software. Our software enables retailers and CP companies to define merchandising and marketing strategies based on a scientific understanding of consumer behavior and makes actionable pricing, promotion and other merchandising and marketing recommendations to achieve their revenue, profitability and sales volume objectives. We deliver our applications by means of a SaaS model, which allows us to capture and analyze the most recent retailer and market-level data and enhance our software rapidly to address our customers’ ever-changing merchandising and marketing needs.

Understand and predict consumer behavior to make merchandising and marketing recommendations that achieve revenue, profitability and sales volume objectives

Our software enables retailers and CP companies to incorporate a scientific understanding of consumer demand into their day-to-day merchandising and marketing decision-making processes. By using our software, our customers can achieve their revenue, profitability and sales volume objectives, while striking a balance with their desired price and brand images in order to enhance consumer loyalty and maximize the lifetime value of the consumer. Specifically, our software allows retailers and CP companies to:

•	make daily pricing, promotion and other merchandising and marketing decisions based on consumer demand;

•	balance financial goals with price and brand image in order to maximize the lifetime value of their targeted consumer segments;

•	enforce pricing rules consistently;

•	forecast sales more accurately;

•	devise more targeted promotions based on consumer segmentation insights; and

•	allocate trade funds more effectively and efficiently.

Incorporate scalable science into merchandising and marketing decision-making processes

We incorporate advanced econometric modeling techniques and optimization theory into scalable software that our customers use to make day-to-day merchandising and marketing decisions. Our software automates the process of predicting consumer response to various merchandising and marketing activities, such as pricing, promotion, assortment, loyalty programs and media. Our proprietary demand models quantify consumer response at the individual store and item levels based on a number of factors, including store location, consumer demographics, advertising, in-store displays, the availability of complementary and substitute products, seasonality, competitive activity and loyalty and marketing programs. Our software incorporates optimization science that uses a combination of complex algorithms to help our customers determine in real-time the prices, promotions and markdowns that best accomplish their merchandising and marketing objectives, while complying with their business rules.

Leverage technological advancements through a SaaS delivery model that enables us to adapt to our customers’ changing business needs rapidly and to deliver results quickly

Our SaaS model leverages a set of pervasive technology trends that includes the availability of greater amounts of computing power at commercially affordable and decreasing prices, dramatic reductions in the cost of data storage and inexpensive and secure access to broadband communication networks. This model represents a dramatic shift from developing and delivering static, highly-customized software code that is installed at the customer’s site. Due to the dynamic nature of consumer demand and the changing merchandising and marketing objectives of retailers and CP companies, we believe a CDM solution is delivered most effectively through a SaaS model. By delivering our software as a service, we are able to:

•	capture and analyze the most current POS data, transaction log data and loyalty program data from retailers, as well as up-to-date market-level data, syndicated data and other third-party demographic content, in order to better understand the dynamic nature of consumer behavior;

•	intimately understand how our customers use our software to make their day-to-day merchandising and marketing decisions so we can continuously enhance our offering to address our customers’ business needs;

•	deliver technical enhancements to our software on a frequent and predictable schedule and with little or no disruption to our customers’ operations;

•	utilize grid computing and service-oriented-architecture, or SOA, techniques to maximize scalability and processing capacity; and

•	enable interoperability across our customers’ diverse legacy systems.

By delivering our software as a service, we quickly enable our customers to make better pricing, promotion, trade funds management and other day-to-day merchandising and marketing decisions. With our SaaS model, our customers are able to begin to achieve measurable financial results within a matter of months.

Strategy

Our objective is to extend our position as a leading provider of CDM software. Key elements of our strategy to achieve this objective include:

•	Continuing to invest in our state-of-the-art scientific technology. We are constantly incorporating new data sources and enhancing our core science and software to adjust for changes in consumer behavior. We plan to continue to invest aggressively in our statistical modeling capabilities, advanced optimization techniques and comprehensive business rules management capabilities to help our customers determine the best pricing, promotion and markdown plans to meet their revenue, profitability and sales volume objectives.

•	Developing new software and enhancing existing software to address a broader set of consumer demand management business requirements. In the last two years, we have expanded our software applications beyond base pricing to address promotions and markdowns for our customers. A key element of our strategy is to leverage our domain expertise, proprietary software platform and advanced analytical capabilities to expand our “complete lifecycle pricing” solution in the retail and CP markets.

•	Capitalizing on the convergence of merchandising and marketing. Leading retailers are integrating their merchandising functions (pricing, promotion, assortment and space planning) and marketing strategies (customer segmentation, loyalty programs, advertising and direct marketing) in an effort to maximize the lifetime value of their targeted customer segments. We intend to continue to enhance our software to support this trend with new applications and analytics that provide a unified understanding of consumer behavior for both merchants and marketers.

•	Delivering additional software to CP companies. We intend to leverage our customer base of CP companies currently using DemandTec TradePoint and our industry-leading retail customers to develop and deliver targeted add-on applications and analytics through an efficient trading environment that generates value for both CP companies and retailers based on a shared software platform and a common understanding of consumer behavior. The infrastructure of the DemandTec TradePoint collaborative system can also be leveraged to facilitate other communications and negotiations between retailers and their trading partners.

•	Broadening our customer base internationally. Given the large number of major retailers worldwide, we believe there are substantial opportunities to sell our software internationally. Our software currently is available in English, French and Japanese, which languages we believe cover a substantial majority of the worldwide retail and CP markets. A key element of our strategy is to expand our international customer base in the English, French and Japanese-speaking markets through focused direct sales efforts and joint selling opportunities with our partners and by cross-selling to our existing customers, many of which have substantial international operations.

Products

Overview

Our CDM software is comprised of a suite of integrated applications — DemandTec Price, DemandTec Promotion, DemandTec Markdown and DemandTec TradePoint. Customers can purchase any combination of these offerings, which are configurable to accommodate their individual needs.

Our proprietary software platform is the foundation for our merchandising applications. We have developed this platform to transform vast amounts of raw and underutilized business data into actionable insights in an efficient and cost-effective manner. Our platform provides scalability, advanced analytics and an integrated view of demand for each of the DemandTec merchandising applications. Retailers can use our suite of merchandising applications to support a “complete lifecycle pricing” solution that enables them to strategically price and promote all items in the store, including new items, regular items, promoted items and clearance or markdown items. CP companies can use DemandTec Price and DemandTec Promotion to provide manufacturer-specific functionality, views and metrics. DemandTec TradePoint provides CP companies, sales agencies and retailers a platform to automate and streamline the presentation, negotiation and reconciliation of trade promotion offers in a secure, web-based environment.

MyDemandTec is the common, configurable dashboard for all of our applications. Based on industry-standard portal technology, MyDemandTec consolidates web-based content and information through a common portal, providing users with context to make pricing, promotion and other merchandising and marketing decisions and to organize tasks. MyDemandTec can incorporate third-party content within its windows or can exist within a customer’s broader corporate intranet or other portal system.

DemandTec Price

DemandTec Price enables retailers and CP companies to establish everyday prices for their products based on a scientific understanding of consumer behavior. Customers create scenarios in which they define strategic objectives such as increased revenues, profitability and/or sales volume and optimize prices to best achieve these objectives. A typical strategic objective might be to maximize net margins, while not sacrificing more than a certain defined percentage of sales volume. Our software contains a library of configurable business rules that act as constraints on the optimization by limiting the set of possible outcomes. For example, a customer can ensure that larger size items always cost more than smaller size items but are a better value, or that an optimized price is within a given percentage of a competitor’s price.

Key features of DemandTec Price include:

•	Optimization and forecasting — full category price optimization, with store/item level forecasting of revenue, profitability and sales volume at various price points;

•	Image item analysis — determines effective price image items for key consumer segments;

•	Rules management and rules-based pricing — a set of retail pricing rules with a rules editor and rules relaxation capabilities to handle conflicts;

•	Advanced price maintenance — operational price management features to handle frequent vendor cost changes and competitive price changes;

•	Price delivery — regularly scheduled delivery of recommended base prices to customers; and

•	Benefits reporting — the ability to validate the effects of price optimization on actual sales of a particular category and to understand the degree to which factors such as promotions, seasonality and macro-economic shifts contributed to sales.

Retailers use DemandTec Price to optimize and set retail prices in their stores based on their unique cost structure and strategic goals. DemandTec Price would likely generate different optimized prices for the same item carried by competing retailers in stores located in the same geographic location, since consumer behavior varies between competitors and each retailer has its own vendor costs and strategic pricing objectives. CP companies use DemandTec Price to optimize and set the wholesale prices at which they sell their products to their customers, the retailers.

DemandTec Promotion

DemandTec Promotion enables retailers and CP companies to create and simulate multiple scenarios based on mathematical forecasts of results in order to evaluate tradeoffs among various promotions such as discounts, advertisements and displays. Key features of DemandTec Promotion include:

•	Category plan and master calendar management — the ability to generate, view and forecast promotion calendars, taking into account factors such as cannibalization of regular priced items, concurrent promotions and the pantry-loading effect of successive promotions;

•	Promotion offer support — the ability to enter key promotion performance details that drive promotion response, as well as CP company allowances that drive financial performance for individualized promotions;

•	Event and tactic management — the ability to plan and manage different promotional events and capture individual performance details such as holidays, features and in-store displays;

•	DemandTec TradePoint integration — the ability of all vendor offers entered into DemandTec TradePoint to flow directly into DemandTec Promotion for analysis, optimization and forecasting; and

•	Pre-configured outbound interfaces — the ability to export promotional forecast information to supply chain systems, promotional details to advertisement execution systems, and other details to other customer systems.

Retailers use DemandTec Promotion to evaluate and forecast the likely results from incoming vendor offers, as well as to plan private label and other promotions. CP companies use DemandTec Promotion to maximize the effectiveness and efficiency of the trade funds investment they make with retailers by developing plans that are effective for both their brands and the retailers’ product categories.

DemandTec Markdown

DemandTec Markdown enables retailers to optimize plans and prices for items they intend to remove from their assortments, such as end-of-season items, discontinued product lines or overstocked merchandise. Key features of DemandTec Markdown include:

•	Scenario management — the ability to create and forecast multiple scenarios in order to evaluate tradeoffs between timing and depth of markdown prices, as well as other factors such as the number of markdowns taken within a time period;

•	Rules management — the ability to configure markdown-specific rules; and

•	Re-optimization — the ability to re-optimize plans and prices on a weekly basis to adjust for changes in demand and inventory position.

Retailers use DemandTec Markdown to eliminate excess inventory by a specified date after which an item will no longer be sold and to maximize profitability of items sold before that date.

DemandTec TradePoint

DemandTec TradePoint enables retailers and CP companies to automate and streamline the presentation, negotiation and reconciliation of trade promotion offers. Offers entered in DemandTec TradePoint can be automatically routed into DemandTec Promotion and DemandTec Price for analysis, optimization and forecasting. Key features of DemandTec TradePoint for the retailer include:

•	Proprietary offer sheet mapping — uses each retailer’s existing paper-based offer format to ease adoption by retailers;

•	Online deal center for both parties — provides a common platform for retailers and their trading partners to present and negotiate the terms of trade promotion offers;

•	Retailer item catalog-based entry — provides vendors use of retailer-specific item catalogs in order to eliminate data-entry errors;

•	Deal history archive — provides version control of offers, final contract terms, user activity and communications in order to facilitate regulatory compliance and dispute resolution; and

•	Accounting and reconciliation — provides for reconciliation of invoicing and deduction notices with CP trading partners.

When a retailer implements DemandTec TradePoint, that retailer requires that all of its CP trading partners submit and negotiate their future trade promotion offers electronically through DemandTec TradePoint. We offer two editions of DemandTec TradePoint for CP companies: “VendorBasic,” which is offered at no charge and allows vendors to submit promotion offers by selecting valid items from the retailer’s item catalog; and “VendorPlus,” which is a paid upgrade that includes additional features specific to the CP company, such as accounting and reconciliation, transaction and workflow reporting, catalog management, vendor item catalog synchronization and deal history archiving.

Professional Services

Our professional services organization works closely with our customers to implement our software so that our customers can rapidly begin to achieve their merchandising and marketing objectives. The organization consists of field consultants and project managers, technology integration specialists, modeling experts, and training specialists with experience in implementing software in various retail and CP segments. Depending on a specific customer’s requirements, we also may engage third parties to assist with implementations. We generally make our software available to a customer within two weeks of signing its agreement, with several of its product categories being fully operational within a matter of months.

The analytical services group within our professional services organization works with prospects and customers to identify actionable insights in order to improve our customers’ returns on investment from using our software. Leveraging our software platform, retailer POS and loyalty data, and additional third-party data sources, we offer a number of strategic analytical insights both as part of our software and as customer-specific services. For example, we offer an affinity analysis, which summarizes millions of transaction-level records to identify sets of products frequently purchased together, and recommend subsequent strategies for maximizing consumer purchases.

The education group within our professional services organization provides education and training services to our customers and partners. The education group works closely with each customer or partner to design and deliver a training curriculum to match its needs. We deliver courses through lectures, written materials and e-learning modules. We also offer a “train-the-trainer” program for customers with extensive or ongoing training requirements.

Science and Technology

Science

Our science-based CDM software applies advanced statistical analytics in the following areas:

Demand Modeling.  Our CDM software uses complex econometric models designed to predict accurately the sales volume of products under varying merchandising conditions and at various prices, which enables customers to determine the factors that influence consumer demand for a given product and location, and to what extent. Our proprietary demand models quantify consumer response to different merchandising and marketing activities, environmental factors and elements of consumer behavior across various consumer segments. Since our models are non-linear, they are able to capture the complex underlying relationships between consumer demand and the factors that influence that demand.

Consumer-Centric Merchandising and Marketing.  Individual consumers and particular consumer segments respond differently to price changes for different items. By applying various data mining and statistical techniques to analyze sales data and combining the results with additional data such as demographics, buying histories and item affinities, our software enables our customers to understand consumer and product segmentation more fully, to determine more effective product assortments, and to design more individualized promotion offers. These techniques enable our customers to make more granular, and therefore more effective, merchandising and marketing decisions.

Forecasting and Simulation.  Our forecasting software enables our customers to determine the likely revenue, profit and sales volumes for specific product categories, brands or promoted groups at the store/item level for a given set of prices and merchandising conditions. Our software does this by incorporating and analyzing factors such as product distribution, assortment and complementarity, cannibalization, stockpiling by consumers, equivalent volumes and discrete events such as holidays and localized merchandising categories. Our software also includes an activity-based costing model to quantify and forecast the store/item level margin impact caused by varying supply chain costs.

Optimization and Rules Enforcement.  While demand modeling is a powerful tool that can provide quantifiable benefits, achieving those benefits would be difficult if our software relied solely upon modeling, because of the large number of possibilities that our models generate. Our optimization science uses a combination of complex algorithms to help customers determine prices, promotions and markdowns that best accomplish their objectives, while complying with their business rules. These algorithms are designed to ensure accurate results and incorporate rule relaxation that automatically resolves conflicts in business rules according to the customer’s preferences.

Technology

Data Processing.  We receive and process terabytes of customer data. This information is provided by retailers, CP companies and syndicated data providers on a daily or weekly basis and usually includes all of a retailer’s POS transactions. We process data through our proprietary software platform, which integrates, validates and cleanses multiple data types and enhances data quality by identifying and correcting common data problems.

Grid Computing.  The implementation of our advanced mathematical software requires substantial computing resources. To address this challenge, we distribute our software across a scalable grid of servers. This approach allows us automatically to partition large computational problems into smaller computations and to execute those computations in parallel across the grid. We design our grid architecture to ensure that optimizations are completed reliably and that computing resources are allocated dynamically to our various customers.

Enterprise Application Technology.  Since our customers access our software through a web browser, no software is installed on our customers’ premises. Our portal technology allows us to incorporate content from other sources and allows our content to be shown in other applications and portals. Customers can configure the user interface, customer-specific fields, customer-specific workflow behavior and portal layout and content. Our scalable architecture allows us to add new customers without requiring us to make substantial incremental investments in IT infrastructure.

Enterprise Integration.  We provide multiple integration points with our customers’ IT systems. Large incoming and outgoing data feeds use data-level integration to transfer bulk files on an automated basis. We use industry-standard web services protocols to communicate with customer systems and to process customer system requests. Our MyDemandTec portal technology enables user interface-layer integration between our system and our customers’ systems, allowing us to display content served by customer systems and to serve content to customer systems using industry-standard protocols.

SaaS Operations

Our operations organization is responsible for delivering our software as a service to our customers, which includes quality assurance, release deployment, database management and application tuning, systems monitoring and proactive problem detection and prevention, application availability and customer support.

Under our SaaS model, we release a new software version approximately every six weeks. Since June 1, 2004, we have released 26 new versions of our software, each one containing significant new functionality. Releases are deployed simultaneously to all of our customers. Prior to deployment, each release undergoes multi-stage testing and substantial quality assurance, including build acceptance tests, regression test cases, customer integration tests and final system verification tests.

Our software is hosted in two data centers, one in San Jose, California and one in Sacramento, California. Each of these facilities includes advanced security, power redundancy, and disaster mediation safeguards and procedures such as biometric access control, onsite power generation and earthquake hardening.

We have implemented a comprehensive information security management program. As part of this program, our processes and procedures include: logical access controls such as certificate authentication, role-based authorization and detailed system logging; vulnerability management assessment and remediation; network security measures including encryption, firewalls and monitoring; strict data and software back-up procedures with regular rotations to a secure, offsite storage location; and network and system redundancy to provide application resiliency.

In January 2007, an independent accounting and auditing firm completed an audit of our controls over information technology and processes in accordance with Statement on Auditing Standards No. 70, or SAS 70. This firm issued a SAS 70 Type II report confirming that suitably-designed controls were in place and operating effectively.

Superior customer support is critical to customer satisfaction and to retaining and expanding our customer base. By leveraging our relationship with Sonata Services Limited in Shanghai, China, discussed below in “— Research and Development,” we are able to provide customer support 24 hours a day, seven days a week through our support web portal and by telephone. Since we manage our software for our customers, we often are able to detect and resolve delivery problems or processing capacity needs well in advance of when a customer might actually notice the problem.

Our Customers

Today, our software as a service is used by over 140 customers worldwide. The following table sets forth all retailers with which we currently have an agreement with an initial term of one year or more. Retailers together accounted for 94% of our revenue in fiscal 2007, and Safeway, our largest customer in fiscal 2007, accounted for 11.8% of our revenue in fiscal 2007.

Advance Auto Parts	The Kroger Co.
Alimentation Couche-Tard (Circle K Stores)	Longs Drugs Stores of California, Inc.
Almacenes Exito S.A.	Monoprix S.A.
Best Buy Stores, L.P.	Office Depot, Inc.
Big Y Foods, Inc.	Pathmark Stores, Inc.
BI-LO LLC	The Penn Traffic Company
Brookshire Grocery Company	Piggly Wiggly Carolina Co. Inc.
Casino Supermarkets/Hypermarkets	RadioShack Corporation
Companhia Brasileira de Distribuição	Safeway Inc.
Conad del Tirreno	Save Mart Supermarkets
Food Lion, LLC	Stop & Shop Supermarkets
Giant Food Stores, LLC	Target Corporation
Giant Eagle, Inc.	Toys “R” Us
Hannaford Bros. Co.	Wal-Mart Stores, Inc.
HEB Grocery Company, LP

The following table sets forth our ten largest CP customers based on annual contract value:

Acosta Sales and Marketing*	Kraft Foods Global, Inc.
Advantage Sales & Marketing LLC*	Nestlé USA, Inc.
ConAgra Foods, Inc.	The Procter & Gamble Company
Crossmark, Inc.*	Tyson Foods, Inc.
General Mills Sales, Inc.	Unilever Best Foods, North America

*	Sales agency that brokers items on behalf of CP companies.

Sales and Marketing

We sell our CDM software through our direct sales organization, often in cooperation with entities such as systems integration firms, strategy consultants and syndicated data providers. Our sales organization is comprised of two distinct teams, one for retailers and one for the CP industry. We assign our sales directors to specific named target accounts. Solution consultants assist our sales directors in providing detailed technical and business expertise. After the first year of a customer’s agreement term, we assign a strategic account executive who is responsible for managing the customer’s satisfaction, agreement renewals and sales of additional software and services. Outside the United States, we have employee sales directors located in the United Kingdom, France and Japan.

Our marketing group assists our direct sales, partner and professional services organizations by providing sales tools, programs and training. Our outbound marketing programs are designed to develop awareness of DemandTec and to build our brand through participation in a variety of industry events, public relations, web-based seminar campaigns and other activities targeted at key executives and decision-makers in the industries we serve.

Every year, we host DemandBetter, a two-day conference for our customers that brings together executives from retailers and CP companies to share strategies and best practices. The conference features in-depth product, science and customer case study sessions.

Strategic Relationships

We continually seek to develop and foster alliances with third parties whose products, technologies and services complement our offerings. We work with industry leaders that assist in joint sales activities and software implementation. These relationships vary in complexity and scope and range from formal global alliances to informal regional relationships. Three firms with which we collaborate globally are ACNielsen, Inc., International Business Machines Corporation, or IBM, and Accenture LLP. We have had success working with these companies, and we believe that we can continue to work together to provide complementary solutions.

•	ACNielsen is a leading marketing information provider. In 2005, we entered into an exclusive agreement with ACNielsen to deliver consumer-centric merchandising solutions to fast moving consumer goods (FMCG) retailers around the globe. Retailers utilizing both our and ACNielsen’s offerings can access a combination of consumer and market information, demand-modeling science and optimization software to generate merchandising plans.

•	The Global Business Services division of IBM provides business process outsourcing, systems integration and general consulting services. IBM has pre-existing relationships with many of our retail customers and prospects. We have worked with IBM to jointly sell and implement our solutions in multiple geographies.

•	Accenture has a strong retail industry practice that includes expertise and solutions focused on precision pricing. We have successfully collaborated with Accenture on joint sales and implementation efforts for a number of retail customers around the globe.

Research and Development

Under our SaaS model, we maintain and support only one version of our software. This enables us to focus our research and development expenditures on researching new methodologies for understanding and predicting consumer demand and developing new features and functionality. We concentrate our research and development efforts on:

•	improving our statistical modeling capabilities and advanced optimization techniques to enhance our understanding of consumer demand and consumer segmentation;

•	enhancing existing applications and developing new applications that leverage our software platform to address a broader set of CDM business requirements; and

•	enhancing our existing analytical services and developing new analytics and tools.

We have assembled an experienced science and modeling organization comprised of experts in econometrics and advanced mathematics, as well as a core group of engineers with experience working with massive amounts of data and backgrounds in scientific engineering. Our engineering design team is located in San Carlos, California, but we also utilize a group of software engineers employed by Sonata in Shanghai, China. Under our agreement, Sonata provides dedicated engineers for software development, quality assurance and testing and testing, operations and customer support. We pay a negotiated, fixed monthly fee for each dedicated individual. Fees are paid monthly in arrears in U.S. dollars. The term of the agreement runs through the end of April 2009, but we may terminate it at any time upon written notice, subject to certain scale-down restrictions. We have an option to acquire the operations of Sonata that relate to our business at any time at a pre-negotiated price.

As of May 31, 2007, we had 85 employees in our science, product management and engineering groups located in California, and an additional 50 Sonata engineers in China dedicated to our projects. Our research and development expenses were approximately $9.7 million in fiscal 2005, $11.0 million in fiscal 2006, $15.3 million in fiscal 2007 and $5.1 million in the first quarter of fiscal 2008.

Competition

The market for CDM software varies greatly by industry and business application, is rapidly evolving and fragmented, and is subject to shifting customer needs and changing technology. We compete primarily with vendors of packaged software, whose software is installed by customers on their own premises. We also compete with internally-developed solutions. Our current principal competitors include:

•	enterprise software application vendors such as SAP AG and Oracle Corporation;

•	niche retail software vendors targeting smaller retailers such as KSS Group and Athens Group;

•	statistical tool vendors such as SAS, Inc.;

•	marketing information providers for the CP industry such as ACNielsen and Information Resources, Inc.; and

•	business consulting firms such as McKinsey & Company, Inc., Deloitte & Touche LLP and Accenture.

Many of our current and potential competitors have a larger installed base of users, longer operating histories, greater brand recognition and substantially greater financial, technical, marketing, service and other resources. Competitors with greater financial resources may be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer. In addition, niche retail software vendors may compete with us on price to attract smaller retailers. Further, larger retailers and CP companies historically have tended to invest in in-house applications and advanced analytics provided by business consulting firms, marketing information providers and statistical tools vendors.

We believe the principal competitive factors in our markets include the following:

•	demonstrated customer successes and the attendant retail and CP domain expertise;

•	the quality and comprehensiveness of science and technology to manage large data sets, model consumer demand accurately, and optimize pricing and other merchandising [and marketing] decisions;

•	the ability to drive predictable revenue, profitability and sales volume improvements;

•	the ease and speed of software implementation and use;

•	the ability to enhance science and technology rapidly to meet a broader set of consumer behavior dynamics;

•	the performance, scalability and flexibility of the software;

•	the interoperability of the software with the customer’s legacy systems;

•	the cost of the software and the related implementation process; and

•	the vendor’s reputation.

We believe that we compete favorably with our competitors on the basis of these factors, when evaluated in totality. Enterprise software application vendors offer applications that require implementation of highly-customized, static software code at each customer’s site. These providers market multiple applications to the same customer, advertising a more uniform and interoperable IT environment. Our CDM software is provided through a SaaS delivery model that is designed to allow quick access to more dynamic software with significantly less costly and time-consuming on-site implementation. Our SaaS model also reduces dependence upon a customer’s internal IT resources and therefore decreases the costs associated with interoperability with legacy systems. We believe that we may not compete as favorably for retail customers with annual sales below $500 million, which may not consider their potential return from incremental changes in revenue or profitability sufficiently compelling to purchase a higher cost, higher value CDM solution. These retailers may instead choose less expensive, less feature rich solutions offered by niche retail software vendors, statistical tools companies or business consulting firms.

If we are not able to compete successfully against our current or future competitors, it would be difficult to acquire and retain customers, and our business, financial condition and operating results would be impacted.

Intellectual Property

We believe that our proprietary mathematical algorithms, statistical models and techniques and unique software architecture differentiate us from other CDM companies, as they enable us to understand and forecast consumer behavior more completely. Our success depends on our ability to continue to innovate in science and engineering and to protect our core intellectual property. Our intellectual property strategy relies on a combination of trade secrets, patents, copyrights, trademarks and contractual confidentiality agreements.

We currently have eight issued patents and 19 patent applications in the United States, and three issued patents and seven patent applications internationally. Of the 19 United States patent applications, four have been allowed for issuance. The expiration dates of our issued patents range from 2020 to 2022. We focus our patent efforts in the United States, but from time to time we will file corresponding foreign patent applications in strategic areas such as Europe and Asia. Our patent strategy balances strategic importance, competitive assessment and the need to maintain costs at a reasonable level, and we do not depend on any specific patent or set of patents to conduct our business operations. We may not receive competitive advantages from any rights granted under our existing patents. We do not know whether any of our patent applications will result in the issuance of any further patents or whether the examination process will require us to narrow the scope of our claims. To the extent any of our applications proceeds to issuance as a patent, the future patent may be opposed, contested, circumvented, designed around by a third party, or found to be unenforceable or invalidated. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us. If our products, patents or patent applications are found to conflict with any patent held by third parties, we could be prevented from selling our products, our patents could be declared invalid or our patent applications might not result in issued patents.

We have registered the trademark DemandTec in the United States, China, Japan, the European Union and certain other countries. We have also registered the DemandTec logo in the United States and the European Union. We have filed other trademark applications in the United States and certain other countries.

In addition to filing patent applications and registering trademarks, we also rely in part on United States and international copyright laws to protect our software. Furthermore, we control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including signing non-disclosure agreements with contractors, customers and partners. In addition, all of our employees and consultants are required to execute proprietary information and invention assignment agreements in connection with their employment and consulting relationships with us, pursuant to which they agree to maintain the confidentiality of our proprietary information and they grant us ownership rights in all inventions they reduce to practice in the scope of performing their employment or consulting services. However, we cannot provide any assurance that employees and consultants will abide by these agreements.

Despite our efforts to protect our trade secrets and proprietary rights through patents, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. If we fail to protect our intellectual property and other proprietary rights, our business could be harmed.

Employees

As of May 31, 2007, we employed 218 full-time employees, including 85 in research and development, 54 in professional services, 33 in sales and marketing, 26 in general and administrative and 20 in operations and support. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Facilities

Our corporate headquarters and our primary facilities occupy approximately 40,000 square feet in San Carlos, California under a lease that expires on February 28, 2010. Rent under this lease is currently $61,000 per month. Commencing September 1, 2007 through the end of fiscal 2008, rent under this lease will be $63,000 per month. For fiscal 2009, rent under this lease will be $65,000 per month, and for fiscal 2010, rent under this lease will be $67,000 per month.

In addition, we lease property in Pleasanton, California as a result of our TradePoint acquisition. We also lease small office spaces around the United States and in Japan and Europe for use as sales and marketing offices. The size and location of these properties change from time to time on the basis of business requirements. We do not own any real property. We believe our facilities are adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of June 30, 2007, are set forth below:

Name	Age	Position

Daniel R. Fishback	46	President, Chief Executive Officer and Director
Mark A. Culhane	47	Executive Vice President and Chief Financial Officer
John C. Crouch	46	Senior Vice President of Worldwide Sales
James H. Dai	43	Senior Vice President of Engineering and Operations
William R. Phelps	45	Senior Vice President of Professional Services
Ronald E. F. Codd(1)	51	Director
Linda Fayne Levinson(2)	65	Director
Victor L. Lund(2)(3)	59	Chairman of the Board of Directors
Joshua W. R. Pickus(3)	46	Director
Charles J. Robel(1)	58	Director
James D. Sayre(1)(2)	47	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating/Corporate Governance Committee.

Daniel R. Fishback has been a member of our board of directors and has served as our President and Chief Executive Officer since June 2001. From January 2000 to March 2001, Mr. Fishback served as Vice President of Channels for Ariba, Inc., a provider of solutions to help companies manage their corporate spending. Mr. Fishback’s experience also includes senior executive positions at Trading Dynamics, Inc. (prior to its acquisition by Ariba in January 2000) and Hyperion Solutions Corporation. Mr. Fishback holds a B.A. in Business Administration from the University of Minnesota.

Mark A. Culhane has served as our Executive Vice President and Chief Financial Officer since August 2001. From September 1998 to August 2001, Mr. Culhane served as Chief Financial Officer of iManage, Inc., a provider of e-business content and collaboration software. From July 1992 to December 1997, Mr. Culhane served as Chief Financial Officer for SciClone Pharmaceuticals, Inc., an international biopharmaceutical company. From July 1982 to July 1992, Mr. Culhane served as an accountant and senior manager at PricewaterhouseCoopers LLP, where he managed numerous client accounts across a variety of high technology industries. Mr. Culhane holds a B.A. in Business Administration from the University of South Dakota.

John C. Crouch has served as our Senior Vice President of Worldwide Sales since November 2003. From May 2003 to November 2003, Mr. Crouch served as Vice President of Sales of Spoke Software, Inc, a software company. From May 1999 to April 2003, Mr. Crouch served as Vice President of European Operations for Blue Martini Software, Inc., a sales interaction software company. Mr. Crouch’s experience also includes senior positions at Portivity, Inc., Chordiant Software, Inc. and Scopus Technology, Inc. (acquired by Siebel Systems, Inc.). Mr. Crouch holds a B.S. in Industrial Engineering from the University of Michigan.

James H. Dai has served as our Senior Vice President of Engineering and Operations since March 2004. From July 2001 to March 2004, Mr. Dai served as a Senior Director at Siebel Systems, Inc. (acquired by Oracle Corporation), a provider of customer relationship management applications. From November 1998 to June 2001, Mr. Dai served as the Vice President of Engineering and Operations at Vivant Corporation, a software company. Mr. Dai’s experience also includes executive positions at DoubleTwist, Inc. and Informix Corp. Mr. Dai holds a B.A. in Computer Science from the University of California at Berkeley and an M.S. in Engineering Management from Stanford University.

William R. Phelps has served as our Senior Vice President of Professional Services since June 2007. From September 2003 to June 2007, Mr. Phelps served as Vice President, Professional Services of Ketera Technologies, Inc., a provider of on-demand spend management solutions. From November 2002 to May 2003, Mr. Phelps served as Senior Vice President of Professional Services of Selectica, Inc., a provider of configuration and contract management solutions. From February 2002 to August 2002, Mr. Phelps served as Senior Vice President of Professional Services for Silicon Energy Corp., a provider of energy technology software. Mr. Phelps also served as Vice President, Professional Services of Kana Software, Inc., and held various positions with Booz Allen Hamilton Inc. and in the consulting group at Arthur Andersen. Mr. Phelps holds a B.S. in Industrial Engineering from Stanford University.

Ronald E. F. Codd has been a member of our board of directors since March 2007. Mr. Codd has been an independent business consultant since April 2002. From January 1999 to April 2002, Mr. Codd served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., an enterprise software company. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft, Inc. Mr. Codd currently serves on the boards of directors of Interwoven, Inc., a provider of enterprise content management software, and Agile Software Corporation, an enterprise software company. Mr. Codd holds a B.S. in Accounting from the University of California at Berkeley and an M.M. from the Kellogg Graduate School of Management at Northwestern University.

Linda Fayne Levinson has been a member of our board of directors since June 2005. Ms. Levinson has been Executive Chair of X1 Technologies, Inc., a provider of secure enterprise desktop search solutions, since November 2006. She is also the Non-Executive Chair of Connexus Corporation (formerly Vendare Media Corporation), an online media and marketing company, where she served as both Chair and Interim Chief Executive Officer from February 2006 through July 2006. From 1997 to December 2004, Ms. Levinson was a partner at GRP Partners, a venture capital fund investing in start-up and early-stage retail and electronic commerce companies. From 1994 to 1997, Ms. Levinson was President of Fayne Levinson Associates, an independent consulting firm. Ms. Levinson has also served as an executive with Creative Artists Agency Inc., as a partner in the merchant banking operations of Alfred Checchi Associates, Inc., as a Senior Vice President of American Express and as a Partner at McKinsey & Co. Ms. Levinson also serves as a member of the boards of directors of Ingram Micro Inc., Jacobs Engineering Group, Inc., NCR Corporation and Western Union, Inc. Ms. Levinson holds an A.B. in Russian Studies from Barnard College, an M.A. in Russian Literature from Harvard University and an M.B.A. from the NYU Stern School of Business.

Victor L. Lund has been a member of our board of directors since April 2005, and has served as our Chairman of the Board of Directors since December 2006. From May 2002 to December 2004, Mr. Lund served as Chairman of the board of directors of Mariner Health Care, Inc., a long-term health care services company. From June 1999 to June 2002, Mr. Lund served as Vice Chairman of Albertson’s, Inc., a food and drug retailer. From 1992 until its acquisition by Albertson’s in June 1999, Mr. Lund served as Chief Executive Officer of American Stores Company. Mr. Lund was also President of American Stores Company from 1992 to 1995 and Chair of the board of directors of American Stores Company from 1995 until June 1999. Prior to joining American Stores Company in 1977, Mr. Lund was a practicing certified public accountant. Mr. Lund also currently serves on the boards of directors of Borders Group, Inc., Del Monte Foods Company, Delta Air Lines, Inc., Service Corporation International and NCR Corporation. Mr. Lund holds a B.A. in Accounting and an M.B.A. from the University of Utah.

Joshua W. R. Pickus has been a member of our board of directors since March 2007. Mr. Pickus has served as President and Chief Executive Officer of SupportSoft, Inc., a software company, since April 2006. Prior to that time, Mr. Pickus was Senior Vice President and General Manager of the Clarity Division at Computer Associates International, Inc., an IT management software company, from August 2005 until April 2006. From November 2002 until August 2005, Mr. Pickus served as President and Chief Executive Officer of Niku Corporation (acquired by Computer Associates), a software company, and as the Chair of the board of directors of Niku from February 2003 until August 2005. From February 2001 to November 2002, Mr. Pickus served as Chief Financial Officer of Niku, and, from November 1999 to January 2001, Mr. Pickus served as President of Vertical Markets for Niku. Prior to joining Niku, Mr. Pickus was a partner in the private equity group at Bowman Capital Management, a technology investment firm, and a partner at Venture Law Group, a Silicon Valley law firm. Mr. Pickus holds an A.B. in Public and International Affairs from Princeton University and a J.D. from the University of Chicago Law School.

Charles J. Robel has been a member of our board of directors since September 2006. Mr. Robel has been a private investor since December 2005. From June 2000 to December 2005, Mr. Robel was a Managing Member and Chief of Operations for Hummer Winblad Venture Partners, a venture capital firm. From 1995 to 2000, Mr. Robel led the High Technology Transaction Services Group of PricewaterhouseCoopers LLP in Silicon Valley and, from 1985 to 1995, Mr. Robel served as the partner in charge of the Software Industry Group at PricewaterhouseCoopers. Mr. Robel also serves as a member of the board of directors and Chair of the audit committee for Adaptec, Inc., as Chair of the board of directors and Chair of the audit committee at McAfee, Inc., and as a member of the board of directors and audit committee of Informatica Corp. Mr. Robel holds a B.S. in Accounting from Arizona State University.

James D. Sayre has been a member of our board of directors since November 2001. Mr. Sayre is President of Cargill Ventures, the venture capital business unit of Cargill, Incorporated. He served on Cargill’s I/T Strategy Corporate Steering Committee from September 2003 through August 2006. Prior to his current position, Mr. Sayre was the Director of Mergers and Acquisitions for Cargill. Prior to joining Cargill, Mr. Sayre was a senior manager for Deloitte Consulting, a consulting firm, from August 1988 to December 2004, working in its business reorganization group. In addition, Mr. Sayre has worked in the U.S. Department of Agriculture and for the U.S. Senate. Mr. Sayre holds a B.A. in Economics from the University of California at Davis and an M.B.A. from Harvard University.

Board Composition

Independent Directors

Our board of directors is currently composed of seven members. Messrs. Codd, Lund, Pickus, Robel and Sayre and Ms. Levinson qualify as independent directors in accordance with the published listing requirements of The NASDAQ Global Market, or NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as further required by the NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Selection Arrangements

Messrs. Fishback and Sayre were elected pursuant to a voting agreement that we entered into with certain holders of our common and preferred stock. This voting agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Classified Board

Our restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the closing of this offering provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, only one class of directors will be elected each year from and after the closing of this offering. Ms. Levinson and Mr. Sayre have been designated Class I directors whose terms will expire at the first annual meeting of stockholders after the closing of this offering. Messrs. Lund and Pickus have been designated Class II directors whose terms will expire at the second annual meeting of stockholders after the closing of this offering. Messrs. Codd, Fishback and Robel have been designated Class III directors whose terms will expire at the third annual meeting of stockholders after the closing of this offering. Our restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering provide that the number of authorized directors may be changed only by resolution of a majority of the number of directors then authorized (including any vacancies), and that, except as otherwise required by law or by resolution of our board of directors, any vacancies or new directorships on our board of directors may be filled only by vote of the directors and not by stockholders. The classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.”

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating/corporate governance committee. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent under certain circumstances. The independent members of our board of directors also regularly will hold separate executive session meetings at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the NASDAQ standards described above. Each committee of our board of directors has a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our website at www.demandtec.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee has oversight for our code of business conduct and is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and matters related to our code of business conduct, and for the confidential, anonymous submission by our employees of concerns regarding these matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Our audit committee also is responsible for reviewing and approving all related party transactions in accordance with our related party transactions approval policy.

The current members of our audit committee are Messrs. Codd, Robel and Sayre. The composition of our audit committee meets the requirements for independence under the rules and regulations of the SEC and the listing standards of NASDAQ, including their transitional rules. Each of Messrs. Codd, Robel and Sayre is financially literate. Mr. Robel chairs the audit committee.

Our board of directors has determined that each of Messrs. Codd and Robel is an “audit committee financial expert” as defined in Item 407(d)(5)(i) of Regulation S-K. The designation does not impose on Messrs. Codd or Robel any duties, obligations or liabilities that are greater than are generally imposed on them as members of our audit committee and our board of directors.

Compensation Committee

The compensation committee of our board of directors has primary responsibility for discharging the responsibilities of our board of directors relating to executive compensation policies and programs. Specific responsibilities of our compensation committee include, among other things, evaluating the performance of our chief executive officer and determining our chief executive officer’s compensation. In consultation with our chief executive officer, it will also determine the compensation of our other executive officers. In addition, our compensation committee will administer our equity compensation plans and has the authority to grant equity awards and approve modifications of those awards under our equity compensation plans, subject to the terms and conditions of the equity award policy adopted by our board of directors. Our compensation committee also reviews and approves various other compensation policies and matters.

The current members of our compensation committee are Ms. Levinson and Messrs. Lund and Sayre. Ms. Levinson chairs the compensation committee. Each of Ms. Levinson and Messrs. Lund and Sayre is an “independent director” under the applicable rules and regulations of NASDAQ, a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, and an “outside director,” as that term is defined under Section 162(m) of the Internal Revenue Code of 1986.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee of our board of directors oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors, and evaluates the performance of our board of directors and individual directors. Our nominating/corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our board of directors concerning corporate governance matters.

The current members of our nominating/corporate governance committee are Messrs. Lund and Pickus. Mr. Lund chairs the nominating/corporate governance committee. Each of Messrs. Lund and Pickus is an “independent director” under the applicable rules and regulations of NASDAQ.

Fiscal 2007 Director Compensation

The following table sets forth the total compensation earned by each person who served as a director during fiscal 2007, other than a director who also served as a named executive officer.

	Fees Earned
	or Paid in	Option
Name	Cash(1)	Awards(2)	Total

James A. Dorrian(3)	$—	$—	$—
Linda Fayne Levinson	16,000	6,366	22,366
Victor L. Lund	16,000	6,625	22,625
Charles J. Robel	8,000	13,334	21,334
James D. Sayre	—	—	—

(1)	During fiscal 2007, our non-employee directors, other than James D. Sayre, received a cash retainer of $4,000 per quarter.
(2)	Amount reflects the total compensation expense for fiscal 2007, calculated in accordance with SFAS No. 123R and using the modified prospective method for unvested awards as of March 1, 2006. See note 9 of the notes to our consolidated financial statements, included elsewhere in this prospectus, for a discussion of the assumptions made in determining the grant date fair value and compensation expense of equity awards.
(3)	Mr. Dorrian resigned from our board of directors in February 2007.

The following table describes option grants that we have made to our non-employee directors that were outstanding as of February 28, 2007.

					Aggregate Number
		Number of			of Options
		Options	Exercise Price	Grant Date Fair	Outstanding on
Name	Date of Grant	Granted	per Share	Value(1)	2/28/07

Linda Fayne Levinson	6/17/2005	100,000	$1.50	$24,800	112,500
	8/5/2005	12,500	1.50	3,100
Victor L. Lund	4/15/2005	100,000	1.50	24,800	112,500
	8/5/2005	12,500	1.50	3,100
Charles J. Robel	9/19/2006	75,000	3.20	109,470	82,500
	12/20/2006	7,500	3.80	10,704

(1)	The amounts in this column represent the aggregate grant date fair value of the stock options, computed in accordance with SFAS No. 123R. See note 9 of the notes to our consolidated financial statements, included elsewhere in this prospectus, for a discussion of the assumptions made in determining the grant date fair value and compensation expense of equity awards.

Messrs. Codd and Pickus joined our board of directors after the end of fiscal 2007. Upon joining our board of directors, they each received an option to purchase 82,500 shares of our common stock at an exercise price of $6.70 per share.

All options have a ten-year term, subject to earlier termination if the director’s service terminates earlier. One-quarter of the shares subject to each option vest on the first anniversary of the vesting commencement date, and the balance vests in equal monthly installments over the next 36 months of continuous service. If DemandTec is subject to a change in control and a director’s service terminates, then all of the shares subject to that director’s options vest immediately.

Our board of directors has adopted a compensation program for non-employee directors that will become effective upon the closing of this offering. Pursuant to this program, our non-employee directors will receive the following compensation:

•	Each non-employee director will receive an annual cash retainer of $25,000. In addition, the chair of the audit committee of our board of directors will receive an annual cash retainer of $20,000, and the other members of the audit committee will receive an annual cash retainer of $10,000. All retainers will be paid quarterly. The amount of cash compensation paid to non-employee directors (including committee chairs and members) will be reviewed each year at the time of the annual meeting of our stockholders, starting in 2008.

•	At the first regular board meeting after the closing of this offering, each non-employee director will receive an option to purchase 7,500 shares of our common stock, except that Mr. Lund, the non-executive Chairman of the Board of Directors, will receive an option to purchase 15,000 shares. The exercise price will be equal to the closing price of our common stock on The NASDAQ Global Market on the date of grant. These options will vest and become exercisable in full on the date of the 2008 annual meeting of our stockholders. In addition, these options will vest and become exercisable in full if DemandTec is subject to a change in control and the director’s service terminates. Each option will have a ten-year term, but will expire 12 months after the director’s service terminates for any reason.

•	On the date of each annual meeting of our stockholders, starting in 2008, each non-employee director will receive an additional option to purchase shares of our common stock. The number of shares will be determined by the compensation committee of our board of directors in consultation with an independent compensation expert. We expect that the number of shares granted to the non-executive chair of our board of directors will be larger than the number of shares granted to other non-employee directors.

•	A new non-employee director will receive an option to purchase 20,000 shares of our common stock upon joining our board of directors. The exercise price will be equal to the closing price of our common stock on The NASDAQ Global Market on the date of grant. The option will vest and become exercisable in installments over a four-year period, but will vest and become exercisable in full if DemandTec is subject to a change in control and the director’s service terminates. The option will have a ten-year term, but will expire 12 months after the director’s service terminates for any reason.

Code of Business Conduct

Our board of directors has adopted a code of business conduct. The code of business conduct will apply to all of our employees, officers and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct will be posted on our website at www.demandtec.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of these provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors currently consists of Ms. Levinson and Messrs. Lund and Sayre. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Limitation of Liability and Indemnification

Prior to the closing of this offering, we will have entered into an indemnification agreement with each of our directors and executive officers and certain other key employees. The agreement will provide that we will indemnify him or her against any and all expenses that he or she incurs because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws, except in a proceeding initiated by that person without the approval of our board of directors. In addition, the agreement will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by him or her in connection with a legal proceeding.

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. Our restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we must advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

Compensation Discussion and Analysis

Introduction

We operate in the intensely competitive technology industry, addressing the needs of retailers and CP companies operating on a global scale. Our business, like the businesses of our customers, is characterized by evolving technology, rapidly changing industry trends and customer needs, and aggressive competitors. In this environment, our success depends on assembling and maintaining a leadership team with the integrity, skills and dedication needed to manage a dynamic organization and the vision to anticipate and respond to future market developments. We use our executive compensation program to help us achieve this objective. As described below, portions of the program have been designed to enable us to recruit and retain a group of executives who have the collective and individual abilities necessary to run our business to meet these challenges. Other portions are intended to focus these executives on achieving financial results that enhance the value of our stockholders’ investment. At the same time, we have structured the program to be flexible, so that we can meet the changing needs of our business over time.

Our officers discussed in this “Compensation Discussion” and Analysis section are Messrs. Fishback, Culhane, Crouch, Dai and Frandsen, who are referred to below as the named executive officers. Mr. Frandsen resigned effective July 2007.

Compensation Philosophy

Our goal is to attract, motivate and retain key leadership. We believe that, to be successful, we need to be competitive not only in our software offerings, but also in the quality of our executives. This, in turn, requires that we pay our executives competitively. Historically, we have set our total executive compensation at levels that, we believe, have enabled us to hire and retain individuals in a competitive environment and to reward both individual performance and contribution to our overall business goals. The hallmark of our compensation philosophy is performance-based compensation. In setting these compensation levels, for fiscal 2007 we benchmarked against companies with which we compete for talent by referencing data we obtained from the Radford Technology Survey, taking into account the experience level of our executives. For fiscal 2008, we have engaged an independent compensation consultant, Frederick W. Cook & Co., Inc., to assist the compensation committee of our board of directors in establishing a comprehensive set of programs and guidelines for our executive compensation.

Our executive compensation program is guided by the following four principles:

1. We strive to pay at competitive market levels.  When setting targeted total compensation for our executive officers, we seek to ensure that both the cash (base salary and annual target bonus) and equity components of their packages are competitive with the market in which we compete for talent. This supports our objective of attracting and retaining high-quality executives and ensures that the overall economic cost of compensation is reasonable and, therefore, sustainable in relation to our peers. Historically, we have set the base salary and annual bonus components of pay at competitive levels, using survey and proxy statement data and market data acquired during recruiting. We also have considered relative cash compensation levels within the executive team.

2. While we use both current cash compensation and long-term equity incentives, we skew our compensation toward the long-term incentives.  We use our base salary to ensure that our executives have a stable source of income. Our annual bonus plan is designed to focus our executive team on those financial goals that we believe are most closely related to stockholder value. Historically, the biggest portion of our annual compensation has been stock options, which we considered an appropriate way to encourage executives to build the value of a private company. Starting with fiscal 2008, we will introduce a performance-based equity compensation program for our named executive officers and other key employees, which is described below.

3. We have structured our compensation program to align executives with stockholders and reward superior performance.  Although we provide our executive officers with a competitive base salary, we also pay an annual bonus based on the achievement of specific financial and operational goals. For fiscal 2007, this was primarily accomplished through the use of performance-based annual cash bonuses rewarding the achievement of goals based on individual performance, the annual contract value of our bookings and our cash flow. Under the annual bonus program, above-target performance resulted in above-target annual bonus awards. For fiscal 2008, we have increased the performance-based focus of our compensation plan by taking the following steps:

•	weighting the annual cash compensation so that the annual bonus is a larger proportion of the total cash compensation and leveraging it to a greater extent in order to reward above-target performance, and

•	granting performance share units that will only vest in full if a two-year financial target is achieved and an additional service requirement is satisfied.

4. To encourage high-performing executives to stay with us, key program elements are structured to enable them to share in our long-term growth and success.  The compensation of our executives is structured to ensure that DemandTec, our stockholders and our executives all benefit. Our executives must stay with us to vest in their long-term incentive awards. The size of their awards is structured so that they build net worth as we build stockholder value.

We believe that, by implementing these measures, we are able to reinforce our goal of maintaining a results-oriented culture that provides above-target rewards only when performance is also above-target. Thus, we believe that the interests of our executives are directly aligned with those of our stockholders, as the financial success of both is contingent upon performance.

The compensation committee of our board of directors, which oversees our executive compensation program, evaluates these four principles regularly to ensure that they are consistent with our goals and needs. The committee believes that the executive compensation program is an important tool for our chief executive officer in managing DemandTec. Accordingly, in the course of structuring the executive compensation program, the committee works closely with Mr. Fishback and our board of directors to ensure that all constituencies agree upon how compensation programs need to be integrated with our other business goals. The committee then works with Mr. Fishback and, beginning in fiscal 2008, the compensation consultant that has been retained by the committee to structure an appropriate program. After reviewing peer group data, the committee will receive recommendations independently from both Mr. Fishback and the consultant regarding compensation levels for executive officers other than Mr. Fishback. For Mr. Fishback’s own compensation, the committee will work directly with the consultant and our board of directors to establish the appropriate level of pay, based on a performance evaluation by the committee that has been discussed with the full board of directors. Neither Mr. Fishback nor other members of management make any recommendation on Mr. Fishback’s compensation. Mr. Fishback also works closely with the compensation committee in evaluating the performance of our executive officers and establishing the performance metrics upon which our executive officers are compensated.

Overall Compensation Levels

Each year, we intend to review the base salaries and annual and long-term incentive opportunities (including equity-based incentive opportunities) offered to our executive officers to ensure that each component of executive compensation is competitive with market practices, supports our executive recruitment and retention objectives, and is internally equitable among executives. While we do not set specific total compensation targets, our process essentially results in a total amount of compensation that we will pay an executive if all corporate and individual performance objectives are fully met. While we strive to pay at market median for on-target performance, we always consider the impact of compensation charges, cash and non-cash, on our operating results to ensure that these two goals are balanced.

As part of this process, for fiscal 2008 and subsequent years, the compensation committee will consider market data and input provided by its compensation consultant. The market data are derived from analysis of both peer companies’ publicly filed proxy statements and technology industry compensation surveys. We use the data to match our specific executive positions to similar positions at comparable companies, which are discussed below. We also take into consideration market trends to determine how base salary and annual cash incentives are changing from year to year and how each component relates to the others as a percentage of total compensation. We generally start by setting base salaries at the relevant market median and build on that, factoring in performance and the experience and skills of each executive officer. In other words, we use the market data only to provide context, and the cash compensation decisions also take into account individual experience and internal fairness. Accordingly, base salaries vary among the executive officers. We set annual cash incentive target awards as a percentage of base salary. Through this process, we believe that we have balanced the cash compensation package for our executive officers for both internal and external fairness.

Peer Group and Benchmarking

For fiscal 2008, we benchmarked the various elements of our executive compensation program in order to gauge where we stood versus the market and our competitors. We used several methods to benchmark our executive compensation practices against other companies. First, we used publicly available market surveys, such as the 2006 Radford Technology Survey, to match the roles of our executive officers to roles in the surveys; the Radford Technology Survey reports on public and private technology companies, and we focused on those with sales between $50 million and $200 million. We then compared the actual base salary and annual cash incentives for our executive officers to those disclosed in the surveys. In addition, we conducted a total compensation study, which was reviewed for accuracy and appropriateness by the compensation committee’s consultant. The consultant also conducted an analysis of the executive officers to assist us with establishing a budget for overall long-term incentive awards and assisted the compensation committee with setting compensation for the executive officers. To gain additional perspective, we evaluated the base salary, annual incentive awards and long-term incentives provided to the named executive officers of the companies in our peer group. We extracted these data from publicly available sources.

We selected our public peer companies for competitive pay comparisons because they are major labor and/or capital market competitors, are roughly similar to us in revenue and potential market capitalization, and have similar growth or market performance potential. All of our peers are in Global Industry Classification System Code 451030 (software). Many institutional investors use this classification system to find peers for assessing the reasonableness of a company’s compensation program. For fiscal 2008, our primary peer group, as identified by Frederick W. Cook & Co., includes the following companies:

•	Actuate

•	Agile Software

•	Applix

•	Bottomline Technologies

•	Callidus Software

•	EPIQ Systems

•	ESpeed

•	FalconStor Software

•	Interactive Intelligence

•	Intervoice

•	MapInfo

•	NetScout Systems

•	OPNET Technologies

•	Radiant Systems

•	Renaissance Learning

•	Secure Computing

•	SumTotal Systems

•	VA Software

Elements of Executive Compensation

We used several elements in our executive compensation program in fiscal 2007, including:

•	cash compensation, consisting of base salary and annual cash bonus; and

•	long-term equity incentives in the form of stock option awards.

For fiscal 2008 and subsequent years, we intend to use performance stock units, or PSUs, as the principal form of long-term equity incentive for our executive officers. We selected PSUs because we believe that they offer the best opportunity to align the interests of our executive officers with the interests of our stockholders. While PSUs can be effective wealth creation vehicles, they have two triggers for payout: first, we have to deliver on predetermined performance metrics before the shares are earned; and second, the executive has to remain employed beyond the performance period before the shares vest. Accordingly, PSUs drive both performance and retention. Because several of our named executive officers and other members of our senior management team have significant tenure with us and already are vested in a substantial portion of their prior stock option awards, it is important that our long-term program focus on retention. At the same time, we did not want to make large grants that were not closely tied to those performance metrics that we believe drive value. We believe that PSUs meet both needs. Stock options have served us well in our executive compensation programs as a private company, and we expect that we may continue to grant stock options to new members of our senior management team as necessary to make competitive employment offers. However, in the case of our existing management team, we believe that PSUs offer the best opportunity to align the interests of our executive officers with the interests of our stockholders.

Base Salary.  For fiscal 2007, four of our named executive officers were long-term employees. The base salaries paid to the named executive officers during fiscal 2007 are reported in the “Fiscal 2007 Summary Compensation Table” below. They were broadly the same as the base salaries paid in fiscal 2006, and we have determined that no material changes in the base salary amounts of our named executive officers are required for fiscal 2008. Therefore, their 2008 base salaries are as follows:

Daniel R. Fishback	$450,000
Mark A. Culhane	350,000
John C. Crouch	225,000
James H. Dai	250,000

Annual Cash Bonus.  In fiscal 2007, our executive officers were entitled to earn annual cash bonuses under our 2007 Executive Management Team Compensation Plan. We believe it is important to provide annual cash incentives to motivate our executive officers to attain specific short-term performance objectives that, in turn, further our long-term objectives. This plan ensures that a significant portion of each executive officer’s cash compensation is at risk and payable only when our stockholders have also benefited from his efforts.

For fiscal 2007, the compensation committee established a series of objectives for our executive officers based on bookings, cash flow and individual performance objectives, or MBOs, to be evaluated in determining the bonus amounts. These metrics were given various weights for each executive officer, based on his different role and responsibilities. For Messrs. Fishback and Culhane, the compensation committee determined the cash bonus in its discretion on the basis of a subjective review of their performance. For Mr. Crouch, the compensation committee determined the cash bonus giving equal weight to a fiscal 2007 bookings objective and a fiscal 2007 cash collections objective of $14 million. Mr. Crouch is our Senior Vice President of Worldwide Sales and is responsible for managing our sales efforts. In recognition of his role, the performance measures used to determine his bonus for fiscal 2007 were more weighted towards sales results and thus differed from the performance measures used for other participants in our bonus program. For Mr. Dai, the compensation committee determined the cash bonus on the basis of a bookings objective (35%), a cash balance objective of $17.2 million as of the end of fiscal 2007 (35%) and his individual MBOs (30%). Mr. Dai’s individual MBOs consisted of objectives related to the development and implementation of various product and engineering initiatives and ensuring departmental budget compliance. The individual bonus formula for each of Mr. Dai and Mr. Crouch provided for 50% of the target payment upon 70% achievement of the respective individual or company performance goals, increasing to 100% payment upon 100% achievement. Mr. Dai’s individual bonus formula then provided for payment increasing to 130% of the target payment upon 110% achievement of goals, and for an additional 6% of the target payment for each additional 1% achievement of goals beyond 110%, while Mr. Crouch’s individual bonus formula then provided for payment increasing to 140% of the target payment upon 110% achievement of goals, and for an additional 8% of the target payment for each additional 1% achievement of goals beyond 110%. Because the compensation committee believes that our annual cash incentive compensation should motivate our executives to achieve company performance that benefits our stockholders, it generally sets performance goals at a level that would require a high level of execution and achievement by our executives. These performance goals are designed to require improvement upon past levels of performance, and as such we consider them significantly challenging to achieve. However, because of the uncertainties associated with being a relatively small and growing technology company, the compensation committee could not, and did not undertake to, make a specific determination as to the probability of meeting or exceeding these goals at the time they were set, but did elect to compensate executives at an increasing rate for above-target performance. During the past three fiscal years, including fiscal 2007, we have achieved between 89% and 111% of our bookings performance objectives. Our board of directors established the bookings objectives in each of these years with the intention of maintaining a relatively constant level of difficulty in achievement of the respective objectives. Mr. Frandsen was not subject to our 2007 Executive Management Team Compensation Plan during fiscal 2007. Instead, his bonus was determined under the plan of his former employer, TradePoint, which we acquired in November 2006.

We exceeded our bookings and cash collections or cash balance objectives for fiscal 2007, and the compensation committee took our over-performance into account in determining the discretionary cash bonuses of Messrs. Fishback and Culhane. The cash bonuses of Messrs. Crouch and Dai were calculated under the formula set forth in our 2007 Executive Management Team Compensation Plan. Mr. Frandsen’s bonus was calculated under the formula set forth in the TradePoint plan. The actual cash bonuses earned by the executive officers for fiscal 2007 are reported in the “Fiscal 2007 Summary Compensation Table” below, in the columns entitled “Bonus” and “Non-Equity Incentive Plan Compensation.”

On the basis of the peer group data described above, the compensation committee’s consultant recommended modifications in the target bonuses of the named executive officers for fiscal 2008. Accordingly, the annual target bonuses are now as follows:

Daniel R. Fishback	$250,000
Mark A. Culhane	175,000
John C. Crouch	225,000
James H. Dai	87,500

The actual bonuses can range from 0% to 150% of the target amounts, except that there is no cap on the bonus amount that Mr. Crouch can earn. The payout percentage depends on the degree to which we attain or exceed corporate performance objectives. These objectives are based on performance criteria that include bookings, non-GAAP free cash flow and non-GAAP operating margin. The compensation committee retains full discretionary authority to pay discretionary bonuses in addition to the amounts produced by the formula or to reduce the bonus amounts produced by the formula. Bonuses for fiscal 2008 and subsequent years will be paid under the Management Cash Incentive Plan, which we adopted in June 2007.

Long-Term Equity Incentives.  We provide a substantial portion of our executives’ total compensation in the form of equity compensation. Our equity compensation varies directly with each executive’s role and degree of responsibility. Through fiscal 2007, we used only one vehicle — stock options — to provide long-term equity compensation to our executive officers. For fiscal 2008 and beyond, we intend to use performance stock units as long-term incentives for our current executive officers, although we may continue using stock options as necessary to attract new executive officers.

Stock Options.  During fiscal 2007, we made stock option grants to Messrs. Fishback, Culhane and Frandsen under our 1999 Equity Incentive Plan. These grants are described in the “Fiscal 2007 Grants of Plan-Based Awards” table below. The options granted to Messrs. Fishback and Culhane during fiscal 2007 vest through continuous service over four years, with 12.5% of the underlying shares vesting after six months of continuous service and the remainder vesting in equal monthly installments over the next 42 months. The options granted to Mr. Frandsen during fiscal 2007 vest under two different vesting schedules. One award vests through continuous service over four years, with 12.5% of the underlying shares vesting after six months of continuous service and the remainder vesting in equal monthly installments over the next 42 months. The other award vests through continuous service over two years, with 25% of the underlying shares vesting after six months of continuous service and the remainder vesting in equal monthly installments over the next 18 months. We departed from our standard vesting schedule for the second grant to Mr. Frandsen as a result of negotiations that occurred when we acquired his former employer, TradePoint. The vesting feature is intended to ensure that the named executive officer will realize meaningful value from his option only if he remains employed with us for an extended period of time and the market price of our common stock appreciates over that time.

The options that we granted to the named executive officers during fiscal 2007 are exercisable only after the shares vest. The options that we granted to our executive officers prior to fiscal 2007 are immediately exercisable for unvested as well as vested shares. If an optionee exercises an option to purchase unvested shares, we may then repurchase the remaining unvested shares at the exercise price if the optionee’s service terminates for any reason before all of the shares have vested. Exercising an option before the underlying shares vest may be attractive to the optionee, because the optionee may make an election under Section 83(b) of the Internal Revenue Code and obtain capital gains treatment for any increase in the value of the shares that occurs after the option exercise. If the appreciation in the value of the stock occurs before the option is exercised, it is taxable as ordinary income or may be subject to the alternative minimum tax, depending on the type of option.

The exercise price per share of our stock options has always been equal to the fair market value per share of our common stock on the date of grant. Our board of directors has set the exercise price using factors it considered appropriate, which from December 2005 through May 2007 included a written report of an unrelated third-party valuation firm. Following this offering, the compensation committee of our board of directors will set the exercise price at the closing price of our common stock on The NASDAQ Global Market on the date of the grant.

Performance Stock Units.  Our 2007 Equity Incentive Plan, which is described under “Management — Equity Benefit Plans” below, provides for the grant of stock units. Stock units are contractual rights that entitle the recipient to receive one share of our common stock per unit once the stock units have vested. In general, stock units may vest on the basis of length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. The 2007 Equity Incentive Plan provides that the compensation committee may establish performance milestones based on one or more of the criteria described in the plan summary under “Management — Equity Benefit Plans” below.

Immediately after this offering, we expect our compensation committee to make grants of PSUs to our named executive officers and other key employees under our 2007 Equity Incentive Plan. PSUs are stock units that vest first on the basis of performance and then on the basis of length of service. The initial PSU grants will be divided into two tranches. The first tranche is expected to consist of 30% of each grant, for fiscal 2008 performance. The second tranche is expected to consist of the remaining 70%, for fiscal 2009 performance.

•	The first tranche will not vest unless we attain performance milestones for fiscal 2008. If these milestones are attained, the officer must then remain employed by us for a period of time after the end of fiscal 2008 in order to vest in the first tranche. The required period of time has not been determined. If the performance milestones are attained, the actual payout of the first tranche is expected to range up to 30% of the total number of PSUs included in the grant, depending on the actual results achieved. If the performance milestones are not attained, there will be no payout of the first tranche.

•	The second tranche will not vest unless we attain performance milestones for fiscal 2009. If these milestones are attained, the officer must then remain employed by us for a period of time after the end of fiscal 2009 in order to vest in the second tranche. The required period of time has not been determined. If the performance milestones are attained, the actual payout of the second tranche is expected to range up to 70% of the total number of PSUs included in the grant, depending on the actual results achieved. If the performance milestones are not attained, there will be no payout of the second tranche.

For example, assume that a named executive officer receives an award of 10,000 PSUs immediately after this offering. Assume further that the service-based vesting requirement is six months for the first half of each tranche and 12 months for the second half. The first tranche would consist of 3,000 PSUs. This tranche could not fully vest unless we satisfy the highest level of performance metrics for fiscal 2008. If we attain the highest level of our performance metrics, the officer would then vest in 1,500 PSUs if he is still employed on August 31, 2008 (six months after the end of the performance period). He would vest in an additional 1,500 PSUs if he is still employed on February 28, 2009 (12 months after the end of the performance period). The second tranche would consist of 7,000 PSUs. This tranche could not fully vest unless we satisfy the highest level of performance metrics for fiscal 2009. Assuming that we again attain the highest level of our performance metrics, the officer would then vest in 3,500 PSUs if he is still employed on August 31, 2009, and he would vest in the last 3,500 PSUs if he is still employed on February 28, 2010.

We anticipate that the performance-based vesting metrics of the initial PSU grants will be based on revenue growth, as determined under GAAP, and growth in free cash flow. Each metric would be weighted equally. The compensation committee may make appropriate adjustments in the performance goals to account for one-time extraordinary occurrences. While the committee intends to take a rigorous approach to any changes in the metrics, this flexibility ensures that the compensation program will not interfere with management’s desire to serve the interests of our stockholders.

If the PSUs vest, they will be converted into shares of our common stock and issued to the officer who received the award. In the event of an officer’s death or total disability, the service-based vesting requirement will be waived, and the PSUs will be paid out after the end of the applicable performance period to the extent that the performance objectives have been satisfied. If an officer’s employment terminates due to resignation or involuntary termination, his or her PSUs will be forfeited. In the event that DemandTec is subject to a change in control, all PSUs for which performance objectives have been met will vest immediately, regardless of whether the service-based vesting requirement has been met. All other PSUs will also vest when the change in control occurs, unless the acquiring company assumes the PSUs or replaces them with equivalent awards that vest solely on the basis of a service requirement. In addition, certain named executive officers are parties to agreements with us that provide for accelerated vesting of their options in the event of a change in control. See “Management — Executive Compensation — Employment Agreements and Offer Letters” below. We expect that the PSU awards to these officers would contain substantially the same acceleration provisions.

Financial Restatement.  Our compensation committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash or equity-based incentive compensation paid to officers or others where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement.

Tax Treatment.  Section 162(m) of the Internal Revenue Code places a limit of $1.0 million per person on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers. There is an exemption from the $1.0 million limitation for performance-based compensation that meets certain requirements. All grants of options or stock appreciation rights under our 2007 Equity Incentive Plan are intended to qualify for the exemption. Grants of restricted shares or stock units under our 2007 Equity Incentive Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted shares or stock units that vest solely on the basis of service cannot qualify for the exemption. The initial PSU grants described above will not be exempt from the $1.0 million limitation, because the performance metrics will not be approved by the compensation committee within the first 90 days of the fiscal year. PSU grants for fiscal years after 2008 may qualify for the exemption. Our current cash incentive plan is not designed to qualify for the exemption. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible. Although tax deductions for some amounts that we pay to our named executive officers as compensation may be limited by section 162(m), that limitation does not result in the current payment of increased federal income taxes by us due to our significant net operating loss carryforwards. Our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under section 162(m) if it determines that action is appropriate and in our best interests.

Change in Control Arrangements

As described elsewhere in this prospectus, our named executive officers have entered into agreements with us that provide them with additional benefits and vesting acceleration in the event that DemandTec is subject to a change in control. See “Management — Executive Compensation — Employment Agreements and Offer Letters” below. These agreements were individually negotiated with each named executive officer. They are intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of DemandTec. In addition, the agreements are intended to align executive and stockholder interests by enabling an executive officer to consider a corporate transaction that is in the best interests of the stockholders and other constituents of DemandTec without undue concern about whether the transaction may jeopardize the officer’s own employment.

Executive Compensation

Fiscal 2007 Summary Compensation Table

The following table sets forth the total compensation earned by our “principal executive officer,” “principal financial officer” and our other executive officers for all services rendered in all capacities to us in fiscal 2007.

					Non-Equity
				Option	Incentive Plan
Name and Principal Position	Year	Salary	Bonus(1)	Awards(2)	Compensation(1)	Total

Daniel R. Fishback	2007	$450,000	$185,000	$68,437	$—	$703,437
President and Chief Executive Officer
Mark A. Culhane	2007	350,000	158,000	29,022	—	537,022
Executive Vice President and Chief Financial Officer
John C. Crouch	2007	200,000	—	6,635	568,400(3)	775,035
Senior Vice President of Worldwide Sales
James H. Dai	2007	250,000	—	11,378	147,529(3)	408,907
Senior Vice President of Engineering and Operations
Michael L. Frandsen(4)	2007	73,300	—	12,268	68,288(3)	153,856
Senior Vice President of Products and Product Strategy

(1)	See “Management — Compensation Discussion and Analysis” above for a summary of our bonus and non-equity incentive plans.

(2)	Amounts reflect the total compensation expense for fiscal 2007, calculated in accordance with SFAS No. 123R under the modified prospective transition method. See note 9 of the notes to our consolidated financial statements, included elsewhere in this prospectus, for a discussion of the assumptions made in determining the grant date fair value and compensation expense of equity awards.

(3)	The amounts in this column represent bonus payments under our 2007 Executive Management Team Compensation Plan.

(4)	Mr. Frandsen’s employment with us started on November 9, 2006, and ended in July 2007.

“Salary,” “bonus” and “non-equity incentive plan compensation” accounted for the following percentages of the “total” compensation of our named executive officers:

			Non-Equity Incentive
Name	Salary	Bonus	Plan Compensation

Daniel R. Fishback	64%	26%	—%
Mark A. Culhane	65	29	—
John C. Crouch	26	—	73
James H. Dai	61	—	36
Michael L. Frandsen	48	—	44

Fiscal 2007 Grants of Plan-Based Awards

The following table sets forth information regarding each plan-based award granted to our named executive officers during fiscal 2007.

					All Other
					Option
					Awards:
					Number of		Grant
					Securities	Exercise	Date Fair
		Estimated Future Payouts Under			Underlying	Price of	Value of
	Grant	Non-Equity Incentive Plan Awards(1)			Options(2)	Option	Option
Name	Date	Threshold	Target	Maximum	(#)	Awards(3)	Awards(4)

Daniel R. Fishback	12/20/2006	$—	$—	$—	325,000	$3.80	$463,840
Mark A. Culhane	12/20/2006	—	—	—	150,000	3.80	214,080
John C. Crouch	—	—	200,000	—	—	—	—
James H. Dai	—	—	75,000	—	—	—	—
Michael L. Frandsen	12/12/2006	—	—	—	33,000	3.80	47,098
	12/12/2006	—	—	—	46,129	3.80	65,837

(1)	The amounts in the “Target” column represent target payments under our 2007 Executive Management Team Compensation Plan. There was no threshold or maximum bonus payable to any named executive officer under this plan. For Mr. Crouch, the bonus was determined giving equal weight to bookings and cash collections objectives. For Mr. Dai, the bonus was determined on the basis of a bookings objective (35%), a cash balance objective (35%) and his individual MBOs (30%). The fiscal 2007 bonuses of Messrs. Fishback and Culhane were determined on a discretionary basis. Mr. Frandsen did not participate in our 2007 Executive Management Team Compensation Plan. Instead, his bonus was determined under the plan of his former employer, TradePoint, which we acquired in November 2006.

(2)	The amounts in this column represent options granted under our 1999 Equity Incentive Plan. The options granted to Messrs. Fishback and Culhane become exercisable for 1/8th of the total shares when the optionee completes six months of continuous service following the grant date and for 1/48th of the total shares when the optionee completes each subsequent month of continuous service. The same vesting schedule applies to the option for 46,129 shares granted to Mr. Frandsen. The option for 33,000 shares granted to Mr. Frandsen becomes exercisable for 1/4 of the total shares when he completes six months of continuous service following the grant date and for 1/24th of the total shares when he completes each subsequent month of continuous service. For a description of the vesting acceleration provisions applicable to the options held by our executive officers, please see the section titled “— Employment Agreements and Offer Letters” below.

(3)	The amounts in this column represent the fair market value of one share of our common stock, as determined by our board of directors, on the date of grant. Our board of directors determined the fair market value based on a written report prepared by a third-party valuation firm.

(4)	The amounts in this column represent the aggregate grant date fair value of the stock options, computed in accordance with SFAS No. 123R. See note 9 of the notes to our consolidated financial statements, included elsewhere in this prospectus, for a discussion of the assumptions made in determining the grant date fair value and compensation expense of equity awards.

Outstanding Equity Awards at Fiscal 2007 Year-End

The following table sets forth information regarding the number of unexercised options and the number of unvested option shares held by each of our named executive officers as of February 28, 2007.

The options granted to all of our named executive officers prior to fiscal 2007 were immediately exercisable for unvested as well as vested shares. If an optionee exercised an option to purchase unvested shares, we may repurchase the remaining unvested shares at the exercise price if the optionee’s service terminates for any reason before all shares vest. Optionees may wish to exercise an option before the underlying shares vest in order to make an election under Section 83(b) of the Internal Revenue Code and obtain capital gain treatment for any increase in the value of the shares that occurs after the option exercise. The numbers reported in the “Number of Securities Underlying Unexercised Options” columns indicate the number of shares underlying unexercised options that were, respectively, vested and unvested as of February 28, 2007. If an officer held unvested shares of our common stock that he acquired by exercising an option, the number of unvested option shares held as of February 28, 2007, is reported in the “Number of Securities Underlying Exercised Options that Have Not Vested” column.

The vesting schedule applicable to each outstanding option is described in the footnotes to the table below. For a description of the vesting acceleration provisions applicable to the options held by our named executive officers, please see the section titled “— Employment Agreements and Offer Letters” below.

	Option Awards
					Number of
					Securities
					Underlying
					Exercised
		Number of Securities			Options
	Vesting	Underlying			that Have	Option	Option
	Commencement	Unexercised Options(1)			Not Vested	Exercise	Expiration
Name	Date	Vested (#)	Unvested (#)		(#)(1)	Price	Date

Daniel R. Fishback	6/4/2001	434,375	—		—	$0.40	6/4/2011
	3/15/2002	350,000	—		—	1.00	5/21/2012
	3/1/2004	80,207	29,793		—	1.00	3/19/2014
	6/1/2004	73,333	36,667		—	1.30	7/23/2014
	9/1/2004	66,458	43,542		—	1.30	9/10/2014
	3/1/2005	98,229	106,771		—	1.30	2/11/2015
	12/2/2005	80,208	194,792		—	2.50	12/2/2015
	12/20/2006	—	325,000	(3)	—	3.80	12/20/2016

Mark A. Culhane	3/15/2002	32,500	—		—	1.00	5/21/2012
	3/1/2003	73,437	1,563		—	1.00	3/21/2013
	3/1/2004	29,166	10,834		—	1.00	3/19/2014
	6/1/2004	26,666	13,334		—	1.30	7/23/2014
	9/1/2004	24,166	15,834		—	1.30	9/10/2014
	3/1/2005	40,729	44,271		—	1.30	2/11/2015
	12/2/2005	29,166	70,834		—	2.50	12/2/2015
	12/20/2006	—	150,000	(3)	—	3.80	12/20/2016

John C. Crouch	11/17/2003	192,562	44,438		—	1.00	12/12/2013
	3/1/2004	18,229	6,771		—	1.00	3/19/2014
	03/1/2005	5,989	6,511		—	1.30	2/11/2015

James H. Dai	3/19/2004	—	—		58,230	1.00	N/A
	03/1/2005	—	—		10,417	1.30	N/A
	12/2/2005	—	—		35,417	2.50	N/A

Michael L. Frandsen	11/9/2006	—	33,000	(2)	—	3.80	10/13/2007
	11/9/2006	—	46,129	(3)	—	3.80	10/13/2007

(1)	Except as indicated in footnote (2) below, all option shares vest with respect to 1/8th of the total shares six months after the date set forth in the “Vesting Commencement Date” column and with respect to 1/48th of the total shares each month thereafter, subject to the optionee’s continuing service.

(2)	This option vests and becomes exercisable with respect to 1/4 of the total shares six months after the date set forth in the “Vesting Commencement Date” column and with respect to 1/24th of the total shares each month thereafter, subject to the optionee’s continuing service.

(3)	This option becomes exercisable as it vests.

Stock Vested During Fiscal 2007

The options granted to all of our employees prior to December 2005 were immediately exercisable for unvested as well as vested shares. If an optionee exercised an option to purchase unvested shares, we may repurchase the remaining unvested shares at the exercise price if the optionee’s service terminates for any reason before all shares vest.

No named executive officer exercised options during fiscal 2007. However, certain named executive officers exercised options in prior years in order to purchase unvested shares. The following table shows the number of such option shares owned by each named executive officer that vested during fiscal 2007. The numbers reported in the “Number of Shares That Vested” column indicate the number of all unvested option shares that vested during fiscal 2007. The numbers reported in the “Value Realized on Vesting” column represent the fair market value at the time of vesting of all unvested option shares that vested during fiscal 2007. Because there was no public market for our common stock on the dates the option shares vested, we have assumed that the fair market value of our common stock on the relevant vesting dates was equal to $          , which is the midpoint of the range of initial public offering prices listed on the cover page of this prospectus.

Option Awards
	Number of	Value Realized
Name	Shares That Vested (#)	on Vesting

Daniel R. Fishback	2,083	$
Mark A. Culhane	—	—
John C. Crouch	—	—
James H. Dai	71,250
Michael L. Frandsen	—	—

Employment Agreements and Offer Letters

Daniel R. Fishback.  We entered into a letter agreement with Daniel R. Fishback in June 2001 and supplemented that agreement in 2005. Under the letter agreements, Mr. Fishback’s salary and bonus opportunity are determined each year by the compensation committee of our board of directors. If we terminate Mr. Fishback’s employment without cause at any time or if he is subject to a constructive termination within 12 months after a change in control, he is entitled to a lump sum payment equal to six months of his base salary at the rate in effect at the time of termination. In addition, he is entitled to reimbursement of his premiums for medical and dental insurance coverage under COBRA or to continued coverage under our medical, dental, life and disability insurance programs, in either case for six months after the date of termination. If we terminate Mr. Fishback’s employment without cause, the vested portion of his stock options will be calculated as if he had completed an additional six months of service. If we are subject to a change in control, 50% of Mr. Fishback’s remaining unvested shares underlying his stock options will immediately vest. The balance of the unvested shares will vest in equal monthly installments over the 12 months following the change in control. If Mr. Fishback is subject to an actual termination without cause or constructive termination within 12 months after the change in control, all of his unvested shares will vest. These vesting acceleration rules apply to all of Mr. Fishback’s options, including options granted in the future.

Mark A. Culhane.  We entered into a letter agreement with Mark A. Culhane in July 2001 and supplemented that agreement in 2005. Mr. Culhane’s salary and bonus opportunity are determined each year by the compensation committee of our board of directors. If we terminate Mr. Culhane’s employment without cause at any time or if he is subject to a constructive termination within 12 months after a change in control, he is entitled to a lump sum payment equal to six months of his base salary at the rate in effect at the time of termination. In addition, he is entitled to reimbursement of his premiums for medical and dental insurance coverage under COBRA or to continued coverage under our medical, dental, life and disability insurance programs, in either case for six months after the date of termination. If we terminate Mr. Culhane’s employment without cause, the vested portion of his stock options will be calculated as if he had completed an additional six months of service. If we are subject to a change in control, the following percentage of Mr. Culhane’s remaining unvested shares underlying his stock options will immediately vest:

Year in Which Change in Control	Percentage of
Occurs Following Date of Grant	Unvested Shares Accelerated

Year 1	50%
Year 2	66.66
Year 3	75
Year 4	100

The balance of the unvested shares will vest in equal monthly installments over the 12 months following the change in control. If Mr. Culhane is subject to an actual termination without cause or constructive termination within 12 months after the change in control, all of his unvested shares will vest. These vesting acceleration rules apply to all of Mr. Culhane’s options, including options granted in the future.

John C. Crouch.  We entered into a letter agreement with John C. Crouch in November 2003. Mr. Crouch’s salary and variable-compensation target are determined each year by the compensation committee of our board of directors. If we terminate Mr. Crouch’s employment without cause prior to November 17, 2007, he is entitled to the continuation of his base salary for four months at the rate in effect at the time of termination. In addition, he is entitled to reimbursement of his premiums for health insurance coverage under COBRA for four months after the date of termination. If we are subject to a change in control and Mr. Crouch is subject to an actual termination without cause or constructive termination within 12 months after the change in control, then 50% of his remaining unvested shares subject to his stock options will vest.

James H. Dai.  We entered into a letter agreement with James H. Dai in February 2004. Mr. Dai’s salary and variable-compensation target are determined each year by the compensation committee of our board of directors. If we terminate Mr. Dai’s employment without cause prior to March 19, 2008, he is entitled to the continuation of his base salary for three months at the rate in effect at the time of termination. In addition, he is entitled to reimbursement of his premiums for health insurance coverage under COBRA for three months after the date of termination. If we are subject to a change in control and Mr. Dai is subject to an actual termination without cause or constructive termination within 12 months after the change in control, then 50% of his remaining unvested shares subject to his stock options will vest.

Michael L. Frandsen.  We entered into a letter agreement with Michael L. Frandsen in November 2006 in connection with the acquisition of TradePoint, where he was employed as President and Chief Executive Officer. The letter agreement provided for an annual starting salary of $225,000 and for a potential performance bonus of $75,000 for the period ended December 31, 2006, determined in accordance with TradePoint’s incentive compensation plan. In the future, Mr. Frandsen’s salary and variable-compensation target will be determined each year by the compensation committee of our board of directors. In May 2007, we supplemented the letter agreement to make the terms of Mr. Frandsen’s employment comparable to those applicable to Messrs. Crouch and Dai. Under this letter agreement, if we had terminated Mr. Frandsen’s employment without cause, he would have been entitled to the continuation of his base salary for three months at the rate in effect at the time of termination. In addition, he would have been entitled to reimbursement of his premiums for health insurance coverage under COBRA for three months after the date of termination. If we had been subject to a change in control and Mr. Frandsen had been subject to an actual termination without cause or constructive termination within 12 months after the change in control, then 50% of his remaining unvested shares subject to his stock options would have vested. Mr. Frandsen resigned effective July 2007.

William R. Phelps.  In May 2007, we entered into a letter agreement with William R. Phelps, our Senior Vice President of Professional Services. Under the agreement, Mr. Phelps’ starting salary is $225,000 and his variable-compensation target is $112,500. If we are subject to a change in control and Mr. Phelps is subject to an actual or constructive termination within 12 months after the change in control, then he is entitled to (a) the continuation of his base salary for three months at the rate in effect at the time of termination, (b) reimbursement on an after-tax basis for three months of premiums for health insurance coverage under COBRA and (c) accelerated vesting of 50% of his remaining unvested options.

The letter agreements described above do not impose material conditions on the receipt of benefits, other than the execution of a release of claims. For example, the agreements do not include non-competition covenants.

Potential Payments upon Termination or Change in Control

The following table describes the potential payments and benefits upon termination of our named executive officers’ employment before or after a change in control of DemandTec, as if each officer’s employment terminated as of February 28, 2007. For purposes of valuing the severance and vacation payments in the table below, we used each officer’s base salary rate in effect on February 28, 2007, and the number of accrued but unused vacation days on February 28, 2007.

The value of the vesting acceleration shown in the table below was calculated based on the assumption that the change in control, if applicable, occurred and the officer’s employment terminated on February 28, 2007, and that the fair market value per share of our common stock on that date was $     , which represents the assumed initial public offering per share, which is the midpoint of the range of initial public offering prices listed on the cover page of this prospectus. The value of the option vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value per share of our common stock as of February 28, 2007, and the exercise price per share of the option. The value of the stock vesting acceleration was calculated by multiplying the number of unvested shares by the fair market value per share of our common stock as of February 28, 2007. The severance and option acceleration amounts listed for Mr. Frandsen assume that the terms of the May 2007 supplement to his letter agreement with us were applicable as of February 28, 2007.

					Termination
		Voluntary	Termination		Without	Constructive
		Resignation or	Without Cause		Cause after	Termination
		Termination for	Prior to Change	Change in	Change in	after Change in
Name	Benefit	Cause	in Control	Control	Control	Control

Daniel R. Fishback	Severance	$—	$225,000	—	$225,000	$225,000
	Option acceleration	—
	COBRA premiums	—	7,856	—	7,856	7,856
	Vacation payout	41,683	41,683	—	41,683	41,683
	Total value	41,683

Mark A. Culhane	Severance	—	175,000	—	175,000	175,000
	Option acceleration	—
	COBRA premiums	—	7,856	—	7,856	7,856
	Vacation payout	35,337	35,337	—	35,337	35,337
	Total value	35,337

John C. Crouch	Severance	—	66,667	—	66,667	—
	Option acceleration	—	—	—
	COBRA premiums	—	5,237	—	5,237	—
	Vacation payout	20,192	20,192	—	20,192	20,192
	Total value	20,192	92,096	—

James H. Dai	Severance	—	62,500	—	62,500	—
	Stock acceleration	—	—	—
	COBRA premiums	—	3,672	—	3,672	—
	Vacation payout	15,785	15,785	—	15,785	15,785
	Total value	15,785	81,956	—

Michael L. Frandsen	Severance	—	56,250	—	56,250	—
	Option acceleration	—	—	—
	COBRA premiums	—	3,928	—	3,928	—
	Vacation payout	8,523	8,523	—	8,523	8,523
	Total value	8,523	68,701	—

Equity Benefit Plans

1999 Equity Incentive Plan

Our 1999 Equity Incentive Plan was adopted by our board of directors on December 1, 1999, and has been approved by our stockholders. No further awards will be made under our 1999 Equity Incentive Plan after this offering, but options outstanding under the 1999 Equity Incentive Plan will continue to be governed by their existing terms.

Share Reserve.  We have reserved 10,892,500 shares for issuance under the 1999 Equity Incentive Plan. As of May 31, 2007, 6,672,235 shares were subject to outstanding options and 473,378 remained available for issuance. The exercise prices of outstanding options range from $0.10 to $8.60 per share, with a weighted average exercise price of $2.39 per share. After this offering, if options or shares awarded under the 1999 Equity Incentive Plan are forfeited or repurchased, then those options or shares will no longer be available for awards.

Administration.  Our board of directors and its compensation committee have administered the 1999 Equity Incentive Plan and have complete discretion to make all decisions relating to this plan.

Eligibility.  Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 1999 Equity Incentive Plan.

Types of Awards.  Our 1999 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	restricted shares of our common stock.

Options.  The exercise price for incentive stock options and nonstatutory stock options granted under the 1999 Equity Incentive Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of common stock that the optionee already owns;

•	a deferred-payment arrangement; or

•	any other method of payment permitted by law.

Any method of payment other than cash requires the approval of the compensation committee. In most cases, our options vest over a four-year period following the date of grant and expire ten years after they are granted, unless the optionee separates from service with us.

Restricted Shares.  Restricted shares may be awarded under the 1999 Equity Incentive Plan in return for services already provided to us, cash or, with the approval of the compensation committee, a deferred-payment arrangement or any other method of payment permitted by law. Restricted shares vest at the times determined by our board of directors or its compensation committee.

Change in Control.  If a change in control of DemandTec occurs, the vesting of an option under the 1999 Equity Incentive Plan will generally not accelerate unless the surviving corporation does not assume the option or replace it with a comparable award. If the surviving corporation does not assume the option or replace it with a comparable option, then vesting will accelerate as to all of the shares of common stock subject to the option. In addition, individual agreements provide for accelerated vesting in the event of a change in control. Please see “Management — Executive Compensation — Employment Agreements and Offer Letters” above for a description of the severance arrangements for our named executive officers.

Amendments or Termination.  Our board of directors may amend or terminate the 1999 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. No further awards will be made under the 1999 Equity Incentive Plan after this offering, and this plan will automatically terminate on December 1, 2009.

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan on May 22, 2007, and our stockholders approved it on          , 2007. The 2007 Equity Incentive Plan will become effective on the date of this prospectus. Our 2007 Equity Incentive Plan replaces the 1999 Equity Incentive Plan, our prior plan. No further grants will be made under our 1999 Equity Incentive Plan after this offering. However, the options outstanding after this offering under the 1999 Equity Incentive Plan will continue to be governed by their existing terms.

Share Reserve.  We have reserved 3,000,000 shares of our common stock for issuance under the 2007 Equity Incentive Plan. The number of shares reserved for issuance under the plan will be increased automatically on March 1 of each fiscal year, starting with fiscal 2009, by a number equal to the smallest of:

•	3,750,000 shares;

•	5% of our shares of common stock outstanding at that time; or

•	the number of shares determined by our board of directors.

In general, to the extent that awards under the 2007 Equity Incentive Plan are forfeited or lapse without the issuance of shares, those shares will again become available for awards. All share numbers described in this summary of the 2007 Equity Incentive Plan would be automatically adjusted in the event of a stock split, a stock dividend or a reverse stock split.

Administration.  The compensation committee of our board of directors will administer the 2007 Equity Incentive Plan. The committee will have complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility.  Employees, members of our board of directors who are not employees, and consultants will be eligible to participate in our 2007 Equity Incentive Plan.

Types of Awards.  Our 2007 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Options and Stock Appreciation Rights.  The exercise price for options granted under the 2007 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker approved by us; or

•	a promissory note, if permitted by applicable law.

All forms of payment other than cash require the consent of the compensation committee. A participant who exercises a stock appreciation right will receive the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of common stock or a combination of both. Options and stock appreciation rights will vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also will expire at the time determined by the compensation committee, but in no event more than ten years after they are granted. They generally will expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2007 Equity Incentive Plan covering more than 1,000,000 shares in any period of three consecutive fiscal years, except that a new employee may receive options or stock appreciation rights covering up to 2,000,000 shares in the three-year period in which his or her employment starts.

Restricted Shares and Stock Units.  Restricted shares and stock units may be awarded under the 2007 Equity Incentive Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally will not be required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares or stock units with performance-based vesting covering more than 1,000,000 shares in any period of three consecutive fiscal years, except that a new employee may receive restricted shares or stock units covering up to 2,000,000 shares in the three-year period in which his or her employment starts.

The compensation committee may establish performance milestones based on one or more of the following criteria:

•	backlog

•	bookings, including annual or total contract value bookings

•	cash

•	cash and short-term investments

•	cash flow return on investment

•	comparisons with various stock market indices

•	deferred revenue

•	earnings and earnings per share, including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization

•	free cash flow

•	free cash flow per share

•	gross profit

•	headcount

•	implementation, completion or attainment of measurable objectives with respect to research, development, products, projects, or recruiting and maintaining personnel

•	improvement in, or attainment of, expense levels or working capital levels

•	market share

•	net income before or after taxes

•	operating margin or cash margin

•	operating profit/loss on a GAAP or non-GAAP basis

•	pre- or after-tax income before or after allocation of corporate overhead and bonuses

•	reductions in costs

•	return on equity

•	revenue

•	revenue growth

•	solution delivery margin contribution

•	solution delivery utilization

•	stock price

•	total expenses

•	total stockholder return

Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Change in Control.  The compensation committee may determine that an award under the 2007 Equity Incentive Plan will vest on an accelerated basis if a change in control of DemandTec occurs or if the participant is subject to an involuntary termination after the change in control. In addition, an award will generally vest in full if the surviving corporation does not assume the award, replace it with a comparable award or settle it for cash or securities. A change in control includes:

•	a merger after which our own stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to the company, such as a holding company owned by our stockholders.

Amendments or Termination.  Our board of directors may amend or terminate the 2007 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2007 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2007 Employee Stock Purchase Plan

Our board of directors adopted our 2007 Employee Stock Purchase Plan on May 22, 2007, and our stockholders approved it on          , 2007. The 2007 Employee Stock Purchase Plan will become effective on the date of this prospectus. Our 2007 Employee Stock Purchase Plan is intended to qualify for preferential tax treatment under Section 423 of the Internal Revenue Code.

Share Reserve.  We have reserved 500,000 shares of our common stock for issuance under the 2007 Employee Stock Purchase Plan. The number of shares reserved for issuance under the plan will be increased automatically on March 1 of each fiscal year, starting with fiscal 2009, by a number equal to the smallest of:

•	375,000 shares;

•	1% of the shares of common stock outstanding at that time; or

•	the number of shares determined by our board of directors.

All share numbers described in this summary of the 2007 Employee Stock Purchase Plan would be automatically adjusted in the event of a stock split, a stock dividend or a reverse stock split.

Administration.  The compensation committee of our board of directors will administer the 2007 Employee Stock Purchase Plan. The committee has the complete discretion to make all decisions relating to the plan.

Eligibility.  All of our employees are eligible to participate in the 2007 Employee Stock Purchase Plan if we employ them for more than 20 hours per week and for more than five months per year. The compensation committee may determine that all highly compensated employees, or particular groups of highly compensated employees, will be excluded from participation. In addition, all 5% stockholders are excluded. Eligible employees may begin participating at the start of any offering period.

Offering Periods.  The first offering period under the 2007 Employee Stock Purchase Plan starts on the date of this prospectus and ends on          , 2008. Each subsequent offering period will consist of six consecutive months.

Amount of Contributions.  The 2007 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of his or her total cash compensation. Participants may reduce, but not increase, their contribution rate during an offering period. Participants may also withdraw their contributions at any time before stock is purchased. Lump sum contributions are not permitted.

Purchases of Shares.  Purchases of our common stock under the 2007 Employee Stock Purchase Plan will occur on           and           of each year. Each participant may purchase as many shares as his or her contributions permit, but not more than 500 shares per six-month offering period. The value of the shares purchased in any calendar year may not exceed $25,000, with a limited carry-over of unused amounts.

Purchase Price.  The price of each share of common stock purchased under the 2007 Employee Stock Purchase Plan will be equal to 85% of the lower of:

•	the fair market value per share of our common stock on the last trading day before the start of the applicable six-month offering period or, in the case of the first offering period, the price at which shares are sold to the public in this offering, or

•	the fair market value per share of our common stock on the last trading day in the applicable offering period, which is the purchase date.

Other Provisions.  Employees may end their participation in the 2007 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with DemandTec. If a change in control of DemandTec occurs, the plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the surviving corporation agrees to continue the plan. Our board of directors may amend or terminate the plan at any time, and the plan terminates automatically 20 years after its adoption. If our board of directors increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders. Other amendments require stockholder approval only to the extent required by law.

RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since March 1, 2004 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Acquisition of TradePoint Solutions, Inc.

In November 2006, we acquired TradePoint in exchange for approximately $3.7 million in cash, a $1.8 million promissory note, which is due and payable on November 9, 2007, and an aggregate of 1,074,967 shares of our common stock. In connection with that transaction, Michael L. Frandsen, who became one of our executive officers following the acquisition of TradePoint, received 56,328 shares of our common stock and $26,949 of cash.

Indemnification Agreements

Prior to the closing of this offering, we will have entered into an indemnification agreement with each of our directors and executive officers and certain other key employees. The agreement will provide that we will indemnify him or her against any and all expenses that he or she incurs because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws, except in a proceeding initiated by that person without the approval of our board of directors. In addition, the agreement will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by him or her in connection with a legal proceeding.

Review, Approval or Ratification of Transactions with Related Parties

Our board of directors adopted certain policies and procedures with respect to related party transactions on May 22, 2007. These policies and procedures require that certain transactions, subject to specified exceptions and other than one that involves compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, be consummated only if (i) approved or ratified by our audit committee and only if the terms of the transaction are comparable to those that could be obtained in arms-length dealings with an unrelated third party or (ii) approved by the disinterested members of our board of directors. Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. Our compensation committee is also required to approve any transaction that involves compensation to our directors and executive officers.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of June 30, 2007, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 20,193,936 shares of common stock outstanding as of June 30, 2007 and           shares of common stock outstanding upon the completion of this offering, which each include the automatic conversion of all outstanding shares of preferred stock into an aggregate of 13,511,109 shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of June 30, 2007 are deemed outstanding and beneficially owned by the person holding those options or warrants for purposes of computing the number of shares and percentage of shares beneficially owned by that person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the principal address of each of the stockholders below is c/o DemandTec, Inc., One Circle Star Way, Suite 200, San Carlos, California 94070.

	Shares Beneficially Owned
		Percent
Name of Beneficial Owner	Number	Before Offering	After Offering

5% Stockholders
Crosspoint Venture Partners affiliated entities(1)	7,022,568	34.8%		%
Cargill, Incorporated(2)	3,212,777	15.9
Altos Ventures affiliated entities(3)	1,671,143	8.3
Michael Neal(4)	1,200,000	5.9
Directors and Named Executive Officers
Daniel R. Fishback(5)	2,049,166	9.4
Mark A. Culhane(6)	726,999	3.5
John C. Crouch(7)	274,500	1.3
James H. Dai(8)	285,000	1.4
Michael L. Frandsen(9)	81,934	*	*
William R. Phelps	—	—	—
Ronald E. F. Codd	—	—	—
Linda Fayne Levinson(10)	112,500	*	*
Victor L. Lund(11)	112,500	*	*
Joshua W. R. Pickus	—	—	—
Charles J. Robel	—	—	—
James D. Sayre(12)	3,212,777	15.9
All current directors and executive officers as a group (12 persons)(13)	6,855,376	30.1

(footnotes on following page)

*	Less than 1% of the outstanding shares of common stock.

(1)	Represents 6,298,315 shares held by Crosspoint Venture Partners 2000 (Q), L.P. and 724,253 shares held by Crosspoint Venture Partners 2000, L.P. Crosspoint Associates 2000, LLC is the general partner of each of the foregoing Crosspoint entities. James A. Dorrian, one of the Managing Members of Crosspoint Associates 2000, LLC, has voting and investment authority with respect to the foregoing shares. The address of Crosspoint Venture Partners is 2925 Woodside Road, Woodside, California 94062.

(2)	Mr. Sayre, one of our directors, is the president of Cargill Ventures, the venture capital business unit of Cargill, Incorporated. Cargill, Incorporated has sole voting and investment power over these shares. The address of Cargill, Incorporated is 15407 McGinty Road West, Wayzata, Minnesota 55391.

(3)	Represents 1,659,051 shares held by Altos Ventures and 12,092 shares held by Altos Ventures II, LP. Han J. Kim is the general partner of Altos Ventures and Altos Ventures II, LP and has sole voting and investment power over these shares. The address of Altos Ventures is 2882 Sand Hill Road, Suite 100, Menlo Park California, 94025.

(4)	Represents 1,150,000 shares held by the Michael and Susan Neal 2004 Trust and 50,000 shares held by the Neal Grantor Retained Annuity Trust. The address of Micheal Neal is c/o SignalDemand, Inc., 301 Howard Street, Suite 1950, San Francisco, California 94105.

(5)	Represents 25,000 shares held by the Daniel Fishback Grantor Retained Annuity Trust, 25,000 shares held by the Lady Bess Fishback Grantor Retained Annuity Trust, 32,732 shares held by the Annie Fishback Separate Share Irrevocable Trust, 32,732 shares held by the Megan Fishback Separate Share Irrevocable Trust, 285,161 shares held by the Fishback Family Revocable Trust u/d/t March 5, 2001 and 1,648,541 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2007, of which 310,312 shares, if these options are exercised in full, would be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Fishback’s cessation of service on the date 60 days from June 30, 2007.

(6)	Represents 247,300 shares held by the Culhane Family Revocable Trust dtd 12/16/99, 9,000 shares held by the Maxwell A.R. Culhane 1999 Irrevocable Trust, 9,000 shares held by the Michael D. Culhane 1999 Irrevocable Trust, 9,000 shares held by the Monica G. Culhane 1999 Irrevocable Trust, 15,200 shares held by USB Piper Jaffray as custodian FBO Mark Culhane IRA and 437,499 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2007, of which 116,978 shares, if these options are exercised in full, would be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Culhane’s cessation of service on the date 60 days from June 30, 2007.

(7)	Represents 274,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2007, of which 23,406 shares, if these options are exercised in full, would be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Crouch’s cessation of service on the date 60 days from June 30, 2007.

(8)	Includes 68,438 shares subject to our lapsing right of repurchase as of June 30, 2007.

(9)	Represents 56,328 shares held by Mary G. and Michael L. Frandsen, as community property, and 25,696 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2007.

(10)	Represents 112,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2007, of which 48,516 shares, if these options are exercised in full, would be subject to vesting and a lapsing right of repurchase in our favor upon Ms. Levinson’s cessation of service on the date 60 days from June 30, 2007.

(11)	Represents 112,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2007, of which 46,628 shares, if these options are exercised in full, would be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Lund’s cessation of service on the date 60 days from June 30, 2007.

(12)	Represents 3,212,777 shares held by Cargill, Incorporated. Mr. Sayre does not have voting or dispositive power with respect to any of the shares held by Cargill, Incorporated, and disclaims beneficial ownership of any securities held by it, except to the extent of his proportionate pecuniary interest in this entity.

(13)	Includes 68,438 shares subject to our lapsing right of repurchase as of June 30, 2007 and 2,611,236 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2007, of which 545,840 shares would be subject to vesting and a lapsing right of repurchase in our favor upon the cessation of service by the executive officers and directors on the date 60 days from June 30, 2007.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Following the closing of this offering, our authorized capital stock will consist of 175,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

As of May 31, 2007, there were 20,188,505 shares of common stock outstanding held of record by approximately 323 stockholders, which reflects the automatic conversion of all outstanding shares of preferred stock into an aggregate of 13,511,109 shares of common stock. There will be           shares of common stock outstanding following the closing of this offering, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise of outstanding options or warrants.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, our outstanding shares of Series A convertible preferred stock will be converted into 2,099,998 shares of common stock, our outstanding shares of Series B redeemable convertible preferred stock will be converted into 5,188,341 shares of common stock and our outstanding shares of Series C redeemable convertible preferred stock will be converted into 6,222,770 shares of common stock. There will be no shares of preferred stock outstanding upon completion of this offering.

Upon the closing of this offering, our board of directors will be authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of these shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants

As of May 31, 2007, we had outstanding warrants to purchase an aggregate of 181,747 shares of our common stock at a weighted average exercise price of $3.83 per share. These warrants will continue to be exercisable following the closing of this offering. They have expiration dates ranging from October 2008 to July 2016.

Registration Rights

After this offering, holders of approximately 13,692,856 shares of common stock or warrants to purchase common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the amended and restated investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. The holders of 13,617,856 shares of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of 13,655,356 shares of registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering. All registration rights in connection with this offering have been waived. This is not a complete description of the amended and restated investors rights agreement and is qualified by the full text of the amended and restated investors’ rights agreement filed as Exhibit 4.3 to the registration statement of which this prospectus forms a part.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws, effective immediately prior to the closing of this offering, could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Election and Removal of Directors.  Our restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our restated certificate of incorporation and amended and restated bylaws, effective immediately prior to the closing of this offering, our board will be classified into three classes of directors. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on our board of directors, except as otherwise required by law or by resolution of our board of directors. Under our restated certificate of incorporation and amended and restated bylaws, directors may be removed by the stockholders only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then- outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Special Stockholder Meetings.  Under our restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer or our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-takeover Law.  After this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.  Our restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

No Cumulative Voting.  Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on our board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence its decision regarding a takeover.

Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions.  The amendment of certain of the above provisions in our restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services. Its telephone number is (651) 450-4028.

NASDAQ Global Market Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “DMAN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of           shares of common stock. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates. The remaining 20,188,505 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144 or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

The following table shows approximately when the shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Days After Date of	Shares Eligible
This Prospectus	for Sale	Comment

Date of prospectus	0	Shares sold by us in the offering
181 days after the date of this prospectus	20,188,505	Lock-up and market stand-off agreements terminate, subject to possible extension (on all but approximately 1,200,000 shares); shares saleable under Rules 144 and 701

Resale of 11,292,294 of the restricted shares that will become available for sale in the public market starting 181 days after the date of this prospectus (or longer period described below) will be limited by volume and other resale restrictions under Rule 144 because the holders of those shares are our affiliates. In addition, resale of          of the restricted shares that will become available for sale in the public market starting 180 days after the date of this prospectus (or longer period described below) will be limited by restrictions on sale related to our right of repurchase on unvested shares.

Lock-up Agreements and Market Stand-off Agreements

The holders of approximately 93% of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period that extends through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC. The holders of all of our remaining shares of common stock, including a holder of 1,200,000, or 5.9%, of our shares of common stock outstanding as of June 30, 2007, are subject to market stand-off agreements with us not to sell or otherwise transfer any shares of our common stock or other security for a period of time not to exceed 180 days following the date of this prospectus, but have not entered into contractual lock-up agreements with the underwriters.

The 180-day restricted period under the lock-up agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to that sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years, including the holding period of any prior owner except an affiliate of ours, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. All Rule 144 shares are, however, subject to lock-up agreements or market stand-off agreements and will only become eligible for sale upon the expiration of these contractual agreements.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. All Rule 701 shares are, however, subject to lock-up or market stand-off agreements and will only become eligible for sale upon the expiration of these agreements.

Registration Rights

After this offering, the holders of 13,692,856 shares of our common stock or warrants to purchase shares of our common stock will be entitled to the registration rights described in “Description of Capital Stock — Registration Rights.” All of these shares are covered by lock-up or market stand-off agreements. Following the expiration of the lock-up and market stand-off agreements described above, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by our affiliates.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the approximately 10,645,613 shares of our common stock that are issuable pursuant to our 1999 Equity Incentive Plan, 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan. See “Management — Equity Benefit Plans.” Subject to the lock-up and market stand-off agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus among us and the underwriters, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
William Blair & Company, L.L.C.
JMP Securities LLC
Montgomery & Co., LLC
Pacific Crest Securities Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of     shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions paid by us would be $      and the total proceeds to us would be $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

The estimated offering expenses, exclusive of underwriting discounts and commissions, are approximately $      million.

We and the holders of approximately 93% of our outstanding common stock, including all of our officers and directors, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Subject to certain exceptions, these restrictions do not apply to:

•	the transfer of shares of common stock or other securities acquired by a stockholder in open market transactions after the closing of this offering if no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the exercise by a stockholder of an option or warrant to purchase shares of common stock or any security convertible into or exercisable or exchangeable for common stock, provided that the exercise price for such shares is fully paid and, provided further, that the shares of common stock obtained upon such exercise or conversion will be subject to the 180-day restricted period;

•	the entry by a stockholder into a written trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that sales under any such plan may not occur during the 180-day restricted period and we may not make a public announcement regarding the entry by the stockholder into such plan;

•	the transfer of shares of common stock or any security convertible into common stock by a stockholder as a bona fide gift;

•	the transfer of shares of common stock or any security convertible into common stock to limited partners, limited liability company members or stockholders of the stockholder;

•	the transfer of shares of common stock or any security convertible into common stock by a stockholder by will or intestacy or to a trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder; and

•	distributions by a trust to its beneficiaries,

provided that, in the case of each of the last four types of transactions, each donee, distributee, transferee or recipient agrees to accept the restrictions described in this paragraph and no filing under Section 16 of the Exchange Act reporting a reduction of beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period or we announce that material news or a material event will occur during this period.

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event. The holders of all of our shares of common stock not subject to contractual lock-up agreements with the underwriters, including a holder of 1,200,000, or 5.9%, of our shares of common stock outstanding as of June 30, 2007, are subject to market stand-off agreements with us not to sell or otherwise transfer any shares of our common stock or other security for a period of time not to exceed 180 days following the date of this prospectus, but have not entered into contractual lock-up agreements with the underwriters.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have applied to have our common stock approved for quotation on The NASDAQ Global Market under the symbol “DMAN.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for the company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California, and Fenwick & West LLP, Mountain View, California, will act as counsel for the underwriters. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 103,719 shares of our common stock.

EXPERTS

The consolidated financial statements of DemandTec, Inc. at February 28, 2006 and 2007 and for each of the three years in the period ended February 28, 2007, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of TradePoint Solutions, Inc. at December 31, 2004 and 2005 and for each of the two years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement includes exhibits to which you should refer for additional information about us.

You may inspect a copy of the registration statement and the exhibits to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
DemandTec, Inc.

We have audited the accompanying consolidated balance sheets of DemandTec, Inc., or the “Company,” as of February 28, 2006 and 2007, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended February 28, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DemandTec, Inc. at February 28, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, under the heading “Stock-Based Compensation,” the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective March 1, 2006 using the prospective transition method. As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board, or FASB, Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, during the year ended February 28, 2006.

   ERNST & YOUNG LLP

San Francisco, California
May 15, 2007, except as to Note 12, as to which the date is July 19, 2007.

The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note 12 to the consolidated financial statements.

/s/ ERNST & YOUNG LLP

San Francisco, California
July 20, 2007

DemandTec, Inc.

Consolidated Balance Sheets
(in thousands, except per share data)

				Pro Forma
	As of February 28,		As of May 31,	as of May 31,
	2006	2007	2007	2007
			(unaudited)

ASSETS
Current assets:			(See Note 1)
Cash and cash equivalents	$12,288	$21,036	$23,211
Marketable securities	2,483	4,442	4,100
Accounts receivable, net of allowances of $31, $62 and $55 as of February 28, 2006 and 2007, and May 31, 2007 (unaudited), respectively	2,865	14,338	12,628
Deferred commissions, current	981	2,167	2,035
Prepaid expenses and other current assets	423	1,035	942

Total current assets	19,040	43,018	42,916
Property, equipment and leasehold improvements, net	1,602	2,941	4,003
Restricted cash	200	200	200
Deferred commissions, non-current	174	122	656
Goodwill	—	5,290	5,290
Acquired intangible assets	—	4,729	4,486
Deferred offering costs	—	—	1,842
Other assets	—	495	450

Total assets	$21,016	$56,795	$59,843

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$4,007	$4,538	$4,117
Accrued compensation	2,357	3,258	2,726
Deferred revenue, current	22,021	31,143	35,212
Note payable, current	981	1,585	2,375
Note payable to former TradePoint shareholders	—	1,800	1,800
Line of credit	—	—	3,000
Liability for early exercise of stock options, current	191	168	144
Redeemable convertible preferred stock warrant liability	214	592	671	$—

Total current liabilities	29,771	43,084	50,045

Liability for early exercise of stock options, non-current	303	130	91
Deferred revenue, non-current	3,103	11,029	11,679
Note payable, non-current	1,238	8,678	7,905
Line of credit	—	3,000	—
Other long-term liabilities	154	461	448
Commitments (see Note 5)
Redeemable convertible preferred stock:
Series B, $0.001 par value — 5,219 shares authorized as of February 28, 2006 and 2007 and May 31, 2007 (unaudited), 5,188 shares issued and outstanding as of February 28, 2006 and 2007 and May 31, 2007 (unaudited), aggregate liquidation preference of $17,018 as of February 28, 2007 and May 31, 2007 (unaudited). No shares outstanding pro forma (unaudited)	16,997	17,005	17,006	—
Series C, $0.001 par value — 6,299 shares authorized as of February 28, 2006 and 2007 and May 31, 2007 (unaudited), 6,210, 6,223 and 6,223 shares issued and outstanding as of February 28, 2006 and 2007 and May 31, 2007 (unaudited), respectively, aggregate liquidation preference of $32,109 as of February 28, 2007 and May 31, 2007 (unaudited). No shares outstanding pro forma (unaudited)	31,979	32,068	32,075	—

Total redeemable convertible preferred stock	48,976	49,073	49,081	—

Stockholders’ deficit:
Convertible preferred stock, Series A, $0.001 par value — 2,100 shares authorized as of February 28, 2006 and 2007 and May 31, 2007 (unaudited), 2,100 shares issued and outstanding as of February 28, 2006 and 2007 and May 31, 2007 (unaudited), aggregate liquidation preference of $2,100 as of February 28, 2007 and May 31, 2007 (unaudited). No shares outstanding pro forma (unaudited)	2,071	2,071	2,071	—
Common stock, $0.001 par value — 46,300, 100,000 and 100,000 shares authorized as of February 28, 2006 and 2007 and May 31, 2007 (unaudited), 4,772, 6,455 and 6,523 shares issued and outstanding, excluding 349, 200 and 155 shares subject to repurchase, as of February 28, 2006 and 2007 and May 31, 2007 (unaudited), respectively; 20,034 shares issued and outstanding pro forma (unaudited)	5	6	7	20
Additional paid-in capital	1,788	7,204	7,700	59,510
Accumulated deficit	(66,393)	(67,941)	(69,184)	(69,184)

Total stockholders’ deficit	(62,529)	(58,660)	(59,406)	$(9,654)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$21,016	$56,795	$59,843

See Notes to Consolidated Financial Statements.

DemandTec, Inc.

Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)

Revenue	$19,537	$32,539	$43,485	$10,066	$13,248
Cost of revenue(1)(2)	8,881	12,584	14,230	3,320	4,323

Gross profit	10,656	19,955	29,255	6,746	8,925

Operating expenses:
Research and development(2)	9,737	11,021	15,340	3,229	5,072
Sales and marketing(2)	8,105	10,170	12,108	2,841	3,743
General and administrative(2)	1,798	2,388	2,673	533	1,129
Amortization of acquired intangible assets	—	—	118	—	91

Total operating expenses	19,640	23,579	30,239	6,603	10,035

Income (loss) from operations	(8,984)	(3,624)	(984)	143	(1,110)
Interest income	123	385	735	109	350
Interest expense	(216)	(194)	(1,091)	(58)	(393)
Other income (expense), net	(191)	659	(124)	71	(71)

Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	(9,268)	(2,774)	(1,464)	265	(1,224)
Provision (benefit) for income taxes	8	14	52	(10)	11

Income (loss) before cumulative effect of change in accounting principle	(9,276)	(2,788)	(1,516)	275	(1,235)
Cumulative effect of change in accounting principle	—	(54)	—	—	—

Net income (loss)	(9,276)	(2,734)	(1,516)	275	(1,235)
Accretion to redemption value of preferred stock	32	32	32	8	8

Net income (loss) attributable to common stockholders	$(9,308)	$(2,766)	$(1,548)	$267	$(1,243)

Net income (loss) per common share, basic	$(2.30)	$(0.62)	$(0.28)	$0.05	$(0.19)

Net income (loss) per common share, diluted	$(2.30)	$(0.62)	$(0.28)	$0.01	$(0.19)

Shares used in computing basic net income (loss) per common share	4,039	4,449	5,531	4,997	6,504

Shares used in computing diluted net income (loss) per common share	4,039	4,449	5,531	21,466	6,504

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.07)		$(0.06)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			19,037		20,015

(1) Includes $203 and $152 of amortization of acquired intangible assets in fiscal 2007 and the three months ended May 31, 2007 (unaudited), respectively.
(2) Includes stock-based compensation expense as follows:
Cost of revenue	$—	$—	$41	$4	$99
Research and development	14	6	62	4	71
Sales and marketing	11	1	74	4	89
General and administrative	6	64	156	2	137

Total stock-based compensation expense	$31	$71	$333	$14	$396

See Notes to Consolidated Financial Statements.

DemandTec, Inc.

Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)

								Note
	Redeemable Convertible						Additional	Receivable		Total
	Preferred Stock		Convertible Preferred Stock		Common Stock		Paid-In	From	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stockholders	Deficit	Deficit
Balance at February 29, 2004	11,399	$49,179	2,100	$2,071	4,033	$4	$982	$(117)	$(54,319)	$(51,379)
Issuance of common stock for cash upon exercise of stock options	—	—	—	—	146	—	104	—	—	104
Vesting of common stock related to early exercise of stock options	—	—	—	—	20	—	13	—	—	13
Repurchase of common stock	—	—	—	—	(97)	—	(47)	—	—	(47)
Accrued interest on note receivable from stockholder	—	—	—	—	—	—	—	(9)	—	(9)
Non-employee stock-based compensation expense	—	—	—	—	—	—	31	—	—	31
Accretion to redemption value of preferred stock	—	32	—	—	—	—	—	—	(32)	(32)
Net loss	—	—	—	—	—	—	—	—	(9,276)	(9,276)

Balance at February 28, 2005	11,399	49,211	2,100	2,071	4,102	4	1,083	(126)	(63,627)	(60,595)
Issuance of common stock for cash upon exercise of stock options	—	—	—	—	611	1	568	—	—	569
Vesting of common stock related to early exercise of stock options	—	—	—	—	82	—	92	—	—	92
Repurchase of common stock	—	—	—	—	(23)	—	(26)	—	—	(26)
Accrued interest on note receivable from stockholder	—	—	—	—	—	—	—	(2)	—	(2)
Payment of note receivable from stockholder	—	—	—	—	—	—	—	128	—	128
Non-employee stock-based compensation expense	—	—	—	—	—	—	71	—	—	71
Reclassification of preferred stock warrants to liabilities	—	(267)	—	—	—	—	—	—	—	—
Accretion to redemption value of preferred stock	—	32	—	—	—	—	—	—	(32)	(32)
Net loss	—	—	—	—	—	—	—	—	(2,734)	(2,734)

Balance at February 28, 2006	11,399	48,976	2,100	2,071	4,772	5	1,788	—	(66,393)	(62,529)
Issuance of Series C redeemable preferred stock	12	65	—	—	—	—	—	—	—	—
Issuance of common stock for TradePoint acquisition	—	—	—	—	1,075	1	4,084	—	—	4,085
Issuance of common stock upon exercise of stock options	—	—	—	—	454	—	626	—	—	626
Vesting of common stock related to early exercise of stock options	—	—	—	—	166	—	218	—	—	218
Repurchase of common stock	—	—	—	—	(12)	—	(16)	—	—	(16)
Issuance of common stock warrants	—	—	—	—	—	—	171	—	—	171
Employee stock-based compensation expense	—	—	—	—	—	—	202	—	—	202
Non-employee stock-based compensation expense	—	—	—	—	—	—	131	—	—	131
Accretion to redemption value of preferred stock	—	32	—	—	—	—	—	—	(32)	(32)
Net loss	—	—	—	—	—	—	—	—	(1,516)	(1,516)

Balance at February 28, 2007	11,411	49,073	2,100	2,071	6,455	6	7,204	—	(67,941)	(58,660)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	—	—	33	—	56	—	—	56
Vesting of common stock related to early exercise of stock options (unaudited)	—	—	—	—	35	1	44	—	—	45
Employee stock-based compensation expense (unaudited)	—	—	—	—	—	—	217	—	—	217
Non-employee stock-based compensation expense (unaudited)	—	—	—	—	—	—	179	—	—	179
Accretion to redemption value of preferred stock (unaudited)	—	8	—	—	—	—	—	—	(8)	(8)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(1,235)	(1,235)

Balance at May 31, 2007 (unaudited)	11,411	$49,081	2,100	$2,071	6,523	$7	$7,700	$—	$(69,184)	$(59,406)

See Notes to Consolidated Financial Statements.

DemandTec, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)

Operating activities:
Net income (loss)	$(9,276)	$(2,734)	$(1,516)	$275	$(1,235)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	451	441	1,060	212	376
Accrued interest on note receivable from stockholder	(9)	(2)	—	—	—
Non-employee stock-based compensation expense	31	71	131	2	179
Employee stock-based compensation expense	—	—	202	12	217
Amortization of warrants issued in conjunction with debt	—	—	99	—	38
Revaluation of warrants to fair value	—	(53)	206	2	79
Amortization of acquired intangible assets	—	—	321	—	243
Amortization of financing costs	10	25	125	7	53
Provision for accounts receivable	—	31	31	—	(7)
Other	197	93	(64)	(61)	(10)
Changes in operating assets and liabilities:
Accounts receivable	1,642	2,240	(11,099)	(1,720)	1,718
Prepaid expenses and other current assets	(177)	26	(187)	(548)	93
Restricted cash	100	—	—	—	—
Deferred commissions	(1,168)	211	(1,135)	422	(401)
Deferred offering costs	—	—	—	—	(508)
Other assets	(5)	(10)	(113)	(96)	(30)
Accounts payable and accrued expenses	93	2,876	515	730	(1,778)
Accrued compensation	1,293	(358)	700	(495)	(530)
Deferred revenue	13,872	588	15,954	(4,203)	4,719

Net cash provided by (used in) operating activities	7,054	3,445	5,230	(5,461)	3,216

Investing activities:
Acquisition of TradePoint, net of cash acquired	—	—	(3,649)	—	—
Purchases of property, equipment and leasehold improvements	(437)	(1,517)	(2,336)	(534)	(1,438)
Purchases of marketable securities	—	(2,483)	(6,200)	(500)	(1,450)
Maturities of marketable securities	—	—	4,241	644	1,793

Net cash used in investing activities	(437)	(4,000)	(7,944)	(390)	(1,095)

Financing activities:
Proceeds from issuance of common stock, net of repurchases	65	631	633	235	39
Proceeds from issuance of convertible preferred stock	—	—	65	—	—
Payment of note receivable from stockholder	—	128	—	—	—
Proceeds from advances on line of credit	150	—	3,000	3,000	—
Payments on line of credit	(850)	(800)	—	—	—
Payments on acquired TradePoint line of credit	—	—	(84)	—	—
Proceeds from issuance of notes payable	—	3,000	10,000	—	—
Payments on notes payable	(923)	(1,628)	(2,219)	(2,219)	—

Net cash (used in) provided by financing activities	(1,558)	1,331	11,395	1,016	39

Effect of exchange rate changes on cash and cash equivalents	(227)	(82)	67	78	15

Net increase (decrease) in cash and cash equivalents	4,832	694	8,748	(4,757)	2,175
Cash and cash equivalents at beginning of year	6,762	11,594	12,288	12,288	21,036

Cash and cash equivalents at end of year	$11,594	$12,288	$21,036	$7,531	$23,211

Supplemental information:
Cash paid for interest	$223	$174	$780	$57	$302

Cash paid for income taxes	$4	$13	$21	$—	$6

Common stock issued in connection with acquisition of TradePoint	$—	$—	$4,085	$—	$—

Reclassification of preferred stock warrant to liability	$—	$267	$—	$—	$—

Issuance of warrants for common stock	$—	$—	$171	$—	$—

Issuance of warrants for preferred stock	$—	$—	$172	$172	$—

Deferred financing costs on note payable	$—	$—	$400	$—	$—

Deferred offering costs	$—	$—	$—	$—	$1,334

Note payable to former TradePoint stockholders	$—	$—	$1,800	$—	$—

Accretion to redemption value of preferred stock	$32	$32	$32	$8	$8

See Notes to Consolidated Financial Statements.

DemandTec, Inc.

Notes to Consolidated Financial Statements

1.	Business Summary and Significant Accounting Policies

DemandTec, Inc., or “we,” were incorporated in Delaware on November 1, 1999. We sell and market Consumer Demand Management, or CDM, software that enables retailers and consumer products companies to better understand consumer demand and improve pricing, promotion and other merchandising and marketing decisions designed to achieve sales volume, revenue, profitability or other business objectives. We are headquartered in San Carlos, California, with additional offices in North America, Europe and Japan.

Fiscal Year

Our fiscal year ends on the last day in February. References to fiscal 2007, for example, refer to our fiscal year ended February 28, 2007.

Basis of Financial Statements

Our consolidated financial statements include our accounts and those of our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Financial Information

The accompanying unaudited interim consolidated balance sheet as of May 31, 2007, the consolidated statements of operations and cash flows for the three months ended May 31, 2006 and 2007 and the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the three months ended May 31, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of our management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments of a normal recurring nature necessary for the fair presentation of our statement of financial position as of May 31, 2007, and our results of operations and our cash flows for the three months ended May 31, 2006 and 2007. The results for the three months ended May 31, 2007 are not necessarily indicative of the results to be expected for the year ending February 28, 2008.

Segments

Our chief operating decision maker is our chief executive officer, who reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region. Accordingly, in accordance with Statement of Financial Accounting Standards, or SFAS, No. 131, Disclosures about Segments of an Enterprise and Related Information, we have determined that we have a single reporting segment and operating unit structure.

Use of Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of the fair value of share-based payments, the fair value of acquired intangible assets and the recoverability of long-lived assets. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

Unaudited Pro Forma Stockholders’ Deficit

If a public offering is consummated, all of our convertible preferred stock outstanding will automatically convert into 13,511,109 shares of common stock, based on the number of shares of convertible preferred stock outstanding at May 31, 2007 (unaudited). In addition, the redeemable convertible preferred stock warrant liability of $671,000 outstanding as of May 31, 2007 (unaudited) would be reclassified to additional paid-in capital. Unaudited pro forma stockholders’ deficit, as adjusted for the assumed conversion of the convertible preferred stock and redeemable convertible preferred stock warrants, is set forth in the accompanying consolidated balance sheets.

Revenue Recognition

We generate revenue from fees under agreements with initial terms that generally are one to three years in length. Our agreements contain multiple elements, which include the use of our software, hosting services and professional services, as well as maintenance and customer support. Professional services consist of implementation, training, data and modeling, and analytical services related to our customers’ use of our software.

Because we provide our software as a service, we follow the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the software as a service has been provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

In applying the provisions of EITF 00-21, we have determined that we do not have objective and reliable evidence of fair value for each element of our offering. As a result, the elements within our agreements do not qualify for treatment as separate units of accounting. Therefore, we account for all fees received under our agreements as a single unit of accounting and recognize them ratably over the term of the related agreement, commencing upon the later of the agreement start date or the date access to the software is provided to the customer.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition. For arrangements with terms of over one year, we generally invoice our customers in annual installments although certain multi-year agreements have had certain fees for all years invoiced and paid upfront. Deferred revenue to be recognized in the succeeding 12-month period is included in current deferred revenue with the remaining amounts included in non-current deferred revenue on our consolidated balance sheets.

Foreign Currency Translation

The functional currency of our international operations is the U.S. dollar. Our international operations’ financial statements are remeasured into U.S. dollars, with adjustments recorded as foreign currency gains (losses) in the consolidated statement of operations for the period. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, non-monetary assets and liabilities are remeasured at historical exchange rates, and revenue and expenses are remeasured at average exchange rates in effect during the period. We recognized foreign currency gains (losses) of $(186,000), $(89,000) and $70,000 in fiscal 2005, 2006 and 2007, respectively, in other income (expense), net. We recognized foreign currency gains of $72,000 and $8,000 for the three months ended May 31, 2006 and 2007, respectively, in other income (expense), net (unaudited).

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

Concentrations of Credit Risk, Significant Customers and Suppliers and Geographic Information

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, accounts receivable, line of credit and note payable. Although we deposit our cash with multiple financial institutions, our deposits, at times, may exceed federally insured limits. Collateral is not required for accounts receivable.

The following customers accounted for more than 10.0% of our revenue in the periods presented.

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)

Customer A	2.3%	11.3%	11.8%	13.1%	4.2%
Customer B	10.1	12.4	9.8	10.1	8.7
Customer C	3.5	10.6	7.8	16.7	3.4
Customer D	10.2	6.3	6.5	6.7	4.9
Customer E	36.5	21.2	—	—	—

As of February 28, 2006 and 2007, long-lived assets located outside the United States were not significant. Revenue by geographic region, based on the billing address of the customer, was as follows (in thousands):

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)

United States	$10,178	$21,500	$40,656	$9,501	$11,576
United Kingdom	8,642	8,842	1,165	297	52
Other international	717	2,197	1,664	268	1,620

Revenue	$19,537	$32,539	$43,485	$10,066	$13,248

As of February 28, 2006, two customers accounted for 40% of our outstanding accounts receivable balance. As of February 28, 2007, one customer accounted for 70% of our outstanding accounts receivable balance. As of May 31, 2007, one customer accounted for 46% of our outstanding accounts receivable balance (unaudited). The balances related to these accounts outstanding at May 31, 2007 and at the end of each fiscal year were collected subsequent to the respective period ends.

The equipment hosting our software is located in two third-party data center facilities located in California. We do not control the operation of these facilities, and our operations are vulnerable to damage or interruption in the event either of these third-party data center facilities fails.

Fair Value of Financial Instruments

The carrying amounts of our cash equivalents approximate their fair values due to their short maturities. The fair value of long-term obligations is estimated based on current interest rates available to us for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying amounts of these obligations approximate their respective fair values.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

Redeemable Convertible Preferred Stock Warrants

Freestanding warrants related to shares that are redeemable are accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150. Under SFAS No. 150, the freestanding warrants that are related to our redeemable convertible preferred stock are classified as liabilities on our consolidated balance sheets. The warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense), net. We will continue to adjust the liability for changes in fair value until the earlier of (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to additional paid-in capital.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of February 28, 2006 and 2007, approximately $7.8 million and $13.1 million, respectively, of our cash equivalents were held in money market funds. As of May 31, 2007, approximately $23.2 million of our cash equivalents were held in money market funds (unaudited).

Restricted Cash

Restricted cash is comprised of a certificate of deposit under an irrevocable standby letter of credit that is required as collateral for an operating lease agreement and will automatically renew until the lease expires in February 2010.

Marketable Securities

Our marketable securities have a remaining maturity at the time of purchase of greater than three months and less than twelve months. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, we classify our investments as held-to-maturity at the time of purchase and re-evaluate the classification at each balance sheet date. All of our investments were classified as held-to-maturity at February 28, 2006 and 2007, and at May 31, 2007 (unaudited), and were carried at amortized cost, which approximates fair value.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts based on a review of the current status of existing accounts receivable and historical collection experience. Our allowance for doubtful accounts increased by $0 in fiscal 2005 and $31,000 in each of fiscal 2006 and 2007, and decreased by $7,000 in the three months ended May 31, 2007 (unaudited). Write-offs of accounts receivable and recoveries were insignificant during each of the fiscal years presented.

Deferred Commissions

We capitalize certain commission costs directly related to the acquisition of a customer agreement in accordance with Financial Accounting Standards Board, or FASB, Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. Our commission payments are paid shortly after our receipt of the related customer payment. The commissions are deferred and amortized to sales and marketing expense over the revenue recognition term of the related non-cancelable customer agreement. The deferred commission amounts are recoverable through their accompanying future revenue streams under non-cancellable customer agreements. We believe this is the appropriate method of accounting as the commission charges are so closely related to the revenue from the customer contracts that they should be recorded as an asset and charged to expense over the same period that the related revenue is recognized. We capitalized gross

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

commission costs of approximately $1.9 million, $918,000 and $2.3 million for fiscal 2005, 2006 and 2007, respectively. Capitalized commission costs amortized to expense in fiscal 2005, 2006 and 2007 were approximately $956,000, $1.2 million and $1.5 million, respectively. During the three months ended May 31, 2006 and 2007, we capitalized gross commission costs of $32,000 and $940,000, respectively, and amortized commission costs to expense of $324,000 and $539,000, respectively (unaudited).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at historical cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements, which in each case is three years. Repair and maintenance costs are expensed as incurred.

Goodwill and Intangible Assets

We record as goodwill the excess of the acquisition purchase price over the fair value of the tangible and identifiable intangible assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, we do not amortize goodwill, but will perform an annual impairment review of our goodwill during our third quarter, or more frequently if indicators of potential impairment arise. Following the criteria of SFAS No. 131 and SFAS No. 142, we have a single operating segment and consequently evaluate goodwill for impairment based on an evaluation of the fair value of our company as a whole. We record acquired intangible assets at their respective estimated fair values at the date of acquisition. Acquired intangible assets are being amortized using the straight-line method over their estimated useful lives, which range from three to ten years. We evaluate the remaining useful lives of intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period.

Impairment of Long-Lived Assets

We evaluate the recoverability of our long-lived assets, including acquired intangible assets and property and equipment, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable. We measure recoverability of each asset by comparison of its carrying amount to the future undiscounted cash flows we expect the asset to generate. If we consider the asset to be impaired, we measure the amount of any impairment as the difference between the carrying amount and the fair value of the impaired asset. We observed no impairment indicators through May 31, 2007.

Advertising Expenses

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the accompanying consolidated statements of operations. We incurred advertising expenses of approximately $53,000, $140,000 and $68,000 for fiscal 2005, 2006 and 2007, respectively. We incurred advertising expenses of $27,000 and $4,000 for the three months ended May 31, 2006 and 2007, respectively (unaudited).

Research and Development and Software Development Costs

We account for internal use software costs, including website development costs, in accordance with the American Institute of Certified Public Accountants’ Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP No. 98-1. In accordance with SOP No. 98-1, we capitalize the costs to develop software for our website and other internal uses when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

enhancements that are considered to be probable to result in additional functionality are capitalized. Any capitalized costs would be amortized to expense on a straight-line method over their expected lives. To date, internal software development costs eligible for capitalization have been insignificant, and accordingly we have charged all software development costs to research and development expense as incurred.

Income Taxes

We account for income taxes under SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between their financial reporting and tax bases and are measured using the enacted tax rates that are anticipated to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized. We have established a valuation allowance against substantially all of our deferred tax assets as we believe it is more likely than not that the deferred tax assets will not be realized.

Derivative Instruments and Hedging Activities

We operate internationally and entered into foreign exchange forward contracts during fiscal 2005 to reduce our exposure in non-U.S. dollar denominated accounts receivable. We designated these forward contracts as cash flow hedges of foreign-currency-denominated firm commitments; their objective was to negate the impact of currency exchange rate movements on our operating results. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we excluded the implicit interest in the forward contracts when assessing hedge effectiveness. For fiscal 2005, implicit interest costs totaled approximately $70,000 and were included within other income (expense), net. We formally assess, both at a hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in negating currency risk. All forward contracts entered during fiscal 2005 were deemed highly effective. We did not engage in hedging activities during fiscal 2006, fiscal 2007, or the three months ended May 31, 2007 (unaudited). We do not enter into derivative financial instruments for speculative or trading purposes.

Stock-Based Compensation

Prior to March 1, 2006, we accounted for stock-based employee and director compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and elected to follow the disclosure-only alternative prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB No. 25, stock-based employee and director compensation arrangements were accounted for using the intrinsic-value method based on the difference, if any, between the estimated fair value of our common stock and the exercise price on the date of grant.

Effective March 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the prospective transition method, which requires us to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the adoption date. Under this transition method, stock-based compensation expense recognized beginning March 1, 2006 is based on the grant-date fair value of stock option awards granted or modified on or after March 1, 2006.

As a result of adopting SFAS No. 123R on March 1, 2006, our net loss for fiscal 2007 was $202,000 higher than if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per common share for fiscal 2007 were each $0.04 higher than if we had continued to account for stock-based compensation under APB No. 25.

Options and warrants granted to consultants and other non-employees are accounted for in accordance with EITF Issue No. 96-18, Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring,

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

or in Conjunction with Selling, Goods or Services, or EITF No. 96-18, and are valued using the Black-Scholes method prescribed by SFAS No. 123. These options are subject to periodic revaluation over their vesting terms, and are charged to expense over the vesting term using the graded method.

Net Loss and Pro Forma Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period less the weighted average number of unvested common shares subject to our right of repurchase. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and convertible preferred stock. Other than for the three months ended May 31, 2006 (unaudited), basic and diluted net loss per common share were the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive.

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the convertible preferred stock using the if-converted method into common stock as though the conversion had occurred on the original dates of issuance.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table presents the calculation of historical and pro forma basic and diluted net loss per common share (in thousands, except per share data):

	Year Ended February 28,			Three Months Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)

Net income (loss) attributable to common stockholders	$(9,308)	$(2,766)	$(1,548)	$267	$(1,243)

Weighted average number of common shares outstanding	4,070	4,589	5,798	5,327	6,675
Less: Weighted average number of common shares subject to repurchase	(31)	(140)	(267)	(330)	(171)

Weighted average number of common shares outstanding used in computing basic net income (loss) per common share	4,039	4,449	5,531	4,997	6,504

Net income (loss) per common share, basic	$(2.30)	$(0.62)	$(0.28)	$0.05	$(0.19)

Weighted average number of common shares outstanding used in computing diluted net income per common share	4,039	4,449	5,531	21,466	6,504

Net income (loss) per common share, diluted	$(2.30)	$(0.62)	$(0.28)	$0.01	$(0.19)

Pro forma net loss per common share:
Net loss attributable to common stockholders			$(1,548)		$(1,243)
Add:
Accretion to redemption value of preferred stock			32		8
Change in the value of redeemable convertible preferred stock warrants			206		78

Net loss used to compute pro forma net loss per common share			$(1,310)		$(1,157)

Basic and diluted weighted average shares used above			5,531		6,504
Assumed conversion of convertible preferred stock			13,506		13,511

As adjusted shares used in computing pro forma basic and diluted net loss per common share (unaudited)			19,037		20,015

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.07)		$(0.06)

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following weighted average outstanding shares subject to options and warrants to purchase common stock, common stock subject to repurchase, convertible preferred stock and shares subject to warrants to purchase redeemable convertible preferred stock were excluded from the computation of diluted net loss per common share for the loss periods presented because including them would have had an antidilutive effect (in thousands):

				Three Months
	Year Ended February 28,			Ended May 31,
	2005	2006	2007	2006	2007
				(unaudited)

Shares subject to options to purchase common stock	2,778	2,740	4,891	4,930	6,399
Shares subject to warrants to purchase common stock	—	—	45	—	75
Common stock subject to repurchase	31	140	267	330	171
Shares subject to warrants to purchase redeemable convertible preferred stock	69	69	104	98	107
Convertible preferred stock (as converted basis)	13,498	13,498	13,506	13,498	13,511

Total	16,376	16,447	18,813	18,856	20,263

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods and disclosures for uncertain tax positions. We adopted FIN No. 48 in our first quarter of fiscal 2008. There was no impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. We are currently evaluating the impact on our consolidated financial statements of adopting SFAS No. 159.

2.	Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5, which affirms that warrants of this type are subject to the requirements of FSP 150-5, regardless of the timing of the redemption feature or the redemption price. Therefore, under FSP 150-5, the freestanding warrants to purchase our convertible preferred stock are liabilities that must be recorded at fair value. We previously accounted for

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

freestanding warrants to purchase our convertible preferred stock under EITF No. 96-18. We adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of fiscal 2006. For fiscal 2006, the impact of the change in accounting principle was to decrease our net loss by $53,000, or $0.01 per common share. The impact consisted of a $54,000 cumulative credit for adoption as of September 1, 2005, reflecting the difference between the fair value of the warrants as of that date and as of the date of issuance, and $1,000 of expense that was recorded in other income (expense), net to reflect the increase in fair value of the warrants between September 1, 2005 and February 28, 2006. In fiscal 2007, we recorded $126,000 of expense in other income (expense), net to reflect the increase in fair value during fiscal 2007. In the three months ended May 31, 2006 and 2007, we recorded expense of $2,000 and $55,000 (unaudited), respectively, related to changes in their fair value. In May 2006, we issued additional warrants to purchase 37,500 shares of Series C redeemable convertible preferred stock and recorded an initial fair value of these warrants of $172,000. We recognized additional expense of $80,000 in other income (expense), net to reflect the increase in fair value of these warrants from May 2006 through the end of fiscal 2007. We recognized an additional expense of $23,000 in the three months ended May 31, 2007 to recognize a further increase in the fair value of these warrants (unaudited).

The pro forma effect of the adoption of FSP No. 150-5 on our results of operations for fiscal 2005, if applied retroactively, assuming FSP No. 150-5 had been adopted in that year, would not have been material on the reported amounts.

3.	Acquisition of TradePoint Solutions, Inc.

On November 9, 2006, we acquired all of the issued and outstanding capital stock of TradePoint Solutions, Inc., or TradePoint, a provider of on-demand promotion offer management software linking manufacturers, sales agencies and retailers on one platform. We did not assume any TradePoint outstanding options or warrants. The operating results of TradePoint have been included in the accompanying consolidated financial statements from the date of the acquisition. We accounted for the TradePoint acquisition under the purchase method of accounting.

The aggregate purchase price of TradePoint was $9.8 million, consisting of 1.1 million shares of our common stock valued at approximately $4.1 million based on a third-party valuation of our common stock using a weighted average income and market comparable approach, approximately $3.7 million in cash, a $1.8 million promissory note issued to TradePoint shareholders and $219,000 of acquisition costs. The promissory note is subject to downward adjustment, with an offset to goodwill, for any claims for indemnification that we may make for certain breaches of representations, warranties and covenants set forth in the acquisition agreements. Any amounts remaining and available will be distributed to the former TradePoint shareholders in November 2007.

We allocated the purchase price to the estimated fair value of the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. We engaged Financial Strategies Consulting Group, or FSCG, an unrelated third-party valuation firm, to perform a valuation of these acquired intangible assets. Based on this third-party valuation, the excess of the purchase price over the fair

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The purchase price was allocated as follows (in thousands):

Current assets	$808
Deferred tax asset	1,741
Property and equipment	76
Intangible assets:
Developed technology	3,050
Customer relationships	940
Non-compete covenants	500
Trade name	560
Goodwill	5,290
Current liabilities assumed	(1,387)
Deferred tax liability	(1,741)

Total purchase price	$9,837

Developed technology consisted of products that had reached technological feasibility as of the acquisition date. A discount factor was applied to the projected cash flows from the technology in order to determine its present value. Goodwill will not be amortized and is not tax deductible. As part of the acquisition accounting, we established deferred income tax liabilities to reflect the tax effect of the temporary difference between the $5.1 million in fair value assigned to intangible assets acquired and their tax bases. In addition, we recognized a deferred tax asset of $1.7 million by reducing $1.7 million of our valuation allowance as part of our acquisition accounting. Intangible assets are being amortized on a straight-line basis over a weighted average period of 5.7 years. The intangible assets acquired are reported, net of accumulated amortization, as acquired intangible assets in the accompanying consolidated balance sheet as of February 28, 2007. Amortization expense related to the acquired intangible assets was $321,000 during fiscal 2007, of which $118,000 was included as a separate component of operating expenses and $203,000 was included in cost of revenue in the accompanying consolidated statements of operations. Amortization expense related to these assets was $243,000 for the three months ended May 31, 2007, of which $91,000 was included as a separate component of operating expenses and $152,000 was included in cost of revenue in the accompanying consolidated statements of operations (unaudited).

The following unaudited pro forma financial information presents the combined results of operations of DemandTec and TradePoint as if the acquisition had occurred as of March 1, 2005. The column “Year Ended February 28, 2006” represents the combined results of DemandTec’s fiscal year ended February 28, 2006 and TradePoint’s year ended December 31, 2005. The column “Year Ended February 28, 2007” represents the combined results of DemandTec’s fiscal year ended February 28, 2007 and TradePoint’s interim nine months ended September 30, 2006.

The unaudited pro forma financial information is based upon available information and certain assumptions that management believes to be reasonable. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the acquisition been completed as of the dates presented and should not be taken as representative of our future consolidated results of operations or financial condition.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Year Ended February 28,
	2006	2007
	(in thousands, except per share data)

Revenue	$33,875	$45,230
Net loss attributable to common stockholders	(4,762)	(2,381)
Basic and diluted net loss per common share	(1.08)	(0.38)

4.	Balance Sheet Components

Marketable securities, at amortized cost, consisted of the following (in thousands):

	As of		As of
	February 28,		May 31,
	2006	2007	2007
			(unaudited)

Certificates of deposit	$200	$550	$800
Commercial paper	785	350	850
Corporate bonds	1,001	2,698	1,400
U.S. agency bonds	497	250	250
Asset backed securities	—	594	800

	$2,483	$4,442	$4,100

Interest income from marketable securities was $0, $20,000 and $171,000 in fiscal 2005, 2006 and 2007, respectively, and is included in interest income in the accompanying statements of operations. Interest income from marketable securities was $30,000 and $54,000 for the three months ended May 31, 2006 and 2007, respectively (unaudited). All investments were held to maturity and, thus, there were no recognized gains or losses during fiscal 2006, fiscal 2007 or the three months ended May 31, 2007 (unaudited).

Property, equipment and leasehold improvements consisted of the following (in thousands):

	As of		As of
	February 28,		May 31,
	2006	2007	2007
			(unaudited)

Computers, software and equipment	$2,729	$5,052	$6,462
Furniture and fixtures	101	115	124
Leasehold improvements	44	99	118

	2,874	5,266	6,704
Less: accumulated depreciation	(1,272)	(2,325)	(2,701)

Property, equipment and leasehold improvements, net	$1,602	$2,941	$4,003

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

In fiscal 2006, we recognized a gain of $750,000 related to the sale of various computers, software and equipment, which is included in other income (expense), net.

Accounts payable and accrued expenses consisted of the following (in thousands):

	As of		As of
	February 28,		May 31,
	2006	2007	2007
			(unaudited)

Accounts payable	$2,799	$2,652	$3,376
Accrued professional services	908	1,159	411
Income taxes payable	—	40	40
Other accrued liabilities	300	687	290

Total accounts payable and accrued expenses	$4,007	$4,538	$4,117

The carrying values as of February 28, 2007 of intangible assets acquired in the TradePoint acquisition are summarized in the following table:

				Weighted
				Average
		Accumulated		Amortization
	Gross Value	Amortization	Net Value	Period
	(in thousands)			(in years)

Developed technology	$3,050	$(203)	$2,847	5
Customer relationships	940	(45)	895	7
Non-compete covenants	500	(56)	444	3
Trade name	560	(17)	543	10

Total	$5,050	$(321)	$4,729

The carrying values as of May 31, 2007 of intangible assets acquired in the TradePoint acquisition are summarized in the following table (unaudited):

				Weighted
				Average
		Accumulated		Amortization
	Gross Value	Amortization	Net Value	Period
	(in thousands)			(in years)

Developed technology	$3,050	$(356)	$2,694	5
Customer relationships	940	(78)	862	7
Non-compete covenants	500	(97)	403	3
Trade name	560	(33)	527	10

Total	$5,050	$(564)	$4,486

Developed technology consisted of the fair value of products that had reached technological feasibility as of the acquisition date. Customer relationships represent the fair value of the underlying relationships and agreements with TradePoint’s installed customer base.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

As of February 28, 2007 and May 31, 2007, the estimated amortization expense related to the acquired intangible assets for each of the next five fiscal years and thereafter is summarized in the following table (in thousands):

	As of	As of
	February 28,	May 31,
	2007	2007
		(unaudited)

2008 (as of May 31, 2007, for the remaining nine months)	$967	$724
2009	967	967
2010	913	913
2011	800	800
2012	597	597
Thereafter	485	485

Total	$4,729	$4,486

5.	Commitments

We lease office space in various locations throughout the United States and Europe. Total rent expense was approximately $786,000, $794,000 and $783,000 for fiscal 2005, 2006 and 2007, respectively. Total rent expense was $186,000 and $220,000 for the three months ended May 31, 2006 and 2007, respectively (unaudited).

As of February 28, 2007 and May 31, 2007, future minimum lease commitments due under noncancelable operating leases were as follows (in thousands):

	As of	As of
	February 28,	May 31,
	2007	2007
		(unaudited)

2008 (as of May 31, 2007, for the remaining nine months)	$764	$570
2009	777	777
2010	801	801

Total	$2,342	$2,148

In connection with a noncancelable operating lease commitment, we have issued, in favor of our landlord, an irrevocable letter of credit for an aggregate amount of $200,000 that will automatically renew until the lease expires in February 2010. As of May 31, 2007 (unaudited), we had a $200,000 certificate of deposit with a financial institution to secure the letter of credit, which is recorded as restricted cash on the consolidated balance sheets.

6.	Line of Credit

In May 2005, we entered into a $2.5 million line of credit with a financial institution, with interest at the prime rate plus 1.25%, that expired in May 2006. At February 28, 2006, there were no borrowings outstanding under this line of credit.

In May 2006, we entered into a new revolving line of credit with a financial institution. Amounts available for borrowing are limited to the lesser of (i) $5.0 million or (ii) $3.0 million plus 80% of eligible accounts receivable. Borrowings under this line of credit accrue interest at the greater of (i) the prime rate plus 0.5% or (ii) 8.0%. The

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

facility expires in May 2008. During the first year, minimum monthly interest is charged based on the higher of interest based on outstanding borrowings or the interest applicable to borrowings of $2.0 million. There is no prepayment penalty, and no minimum interest is due if the line of credit is repaid in full and the facility is closed. The line of credit is collateralized by all of our assets and requires us to comply with certain non-financial covenants, including limitations on indebtedness and restrictions on dividend distributions. As of February 28 and May 31, 2007 (unaudited), we had $3.0 million outstanding under this line of credit and we were in compliance with all covenants. We also guaranteed and pledged to the financial institution a security interest in all of our intellectual property. In connection with entering into the line of credit agreement, we issued the financial institution a warrant to purchase up to 37,500 shares of our Series C convertible preferred stock at an exercise price of $5.16 per share. The warrant was nonforfeitable, fully vested and exercisable upon grant, and expires in May 2016. In the event of a liquidation event, including the completion of an initial public offering, the warrant, if not previously exercised, will be converted into a warrant to purchase common stock. The fair value of the warrant was $172,000 using the Black-Scholes valuation model with the following assumptions: expected volatility of 61%, risk-free interest rate of 5.12%, contractual life of 10 years and no dividends. The fair value of the warrant was recorded as debt issuance costs and is being amortized to interest expense using the effective interest method over the loan term. A total of $64,000 was amortized to interest expense during fiscal 2007 (see Note 7). A total of $21,000 was amortized to interest expense during the three months ended May 31, 2007 (unaudited).

Under FSP 150-5, the preferred stock warrant is classified in liabilities and is revalued each reporting period that it remains outstanding, with the changes in fair value recorded within other income (expense), net in the accompanying consolidated statements of operations. The change in carrying amount of the Series C preferred stock warrant resulted in a charge of $80,000 in fiscal 2007 and $23,000 in the three months ended May 31, 2007 (unaudited).

7.	Notes Payable

In May 2005, we entered into a $3.0 million term loan facility that accrued interest at a fixed rate of 7.20%. Principal and interest payments of approximately $92,000 were due monthly over 36 months. At February 28, 2006, the outstanding loan principal balance was approximately $2.2 million. The outstanding balance of this term loan was repaid when we entered into the May 2006 line of credit (see Note 6). In July 2006, we entered into a new 48-month $10.0 million term loan, or the July 2006 Loan, with two financial institutions at a fixed interest rate of 9.50%. During the first 12-month interest-only period, interest is payable monthly. Following the interest-only period, we are obligated to pay principal and interest in equal monthly installments over the remaining 36 months. The final scheduled payment includes a balloon interest payment of $400,000. The balloon interest payment has been included as a deferred charge in other assets on the accompanying balance sheet and is being amortized as interest expense over the term of the loan. The loan may be prepaid without penalty. We have granted to the financial institutions a security interest in all of our intellectual property. The agreement with the two financial institutions restricts or limits our ability to pay dividends.

In connection with the July 2006 Loan, we issued the financial institutions warrants to purchase up to 75,000 shares of our common stock at an exercise price of $2.70 per share, which was determined to be fair value based upon a third-party valuation of our common stock. Each warrant was nonforfeitable, fully vested and exercisable upon grant, and will expire in July 2016. The fair value of the warrants was $171,000 using the Black-Scholes valuation model with the following assumptions: expected volatility of 61%, risk-free interest rate of 4.99%, contractual life of 10 years and no dividends. The fair value of the warrants was recorded to debt issuance costs and is being amortized to interest expense using the effective interest method over the loan term. A total of $35,000 was amortized to interest expense during fiscal 2007. A total of $16,000 was amortized to interest expense during the three months ended May 31, 2007 (unaudited).

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

In addition, one of the lenders of the July 2006 Loan purchased 12,500 shares of our Series C redeemable convertible preferred stock at $5.16 per share and 85,000 shares of our common stock at $2.70 per share. These purchases were at fair value and thus resulted in no additional debt discount being recorded. As of February 28 and May 31, 2007, the future minimum loan payments under the July 2006 loan were as follows (in thousands):

	As of	As of
	February 28,	May 31,
	2007	2007
		(unaudited)

2008 (as of May 31, 2007, for the remaining nine months)	$2,643	$2,409
2009	3,853	3,853
2010	3,853	3,853
2011	2,005	2,005

Total future payments	12,354	12,120
Less portion representing interest	(2,091)	(1,840)

	10,263	10,280
Less current portion	1,585	2,375

Long-term debt	$8,678	$7,905

8.	Convertible Preferred Stock and Preferred Stock Warrants

Our authorized, issued and outstanding shares of convertible preferred stock and aggregate liquidation preferences as of February 28, 2007 and May 31, 2007 (unaudited) were as follows (in thousands):

		Issued and	Liquidation
	Authorized	Outstanding	Preference

Series A	2,100	2,100	$2,100
Series B, redeemable	5,219	5,188	17,018
Series C, redeemable	6,299	6,223	32,109

Total	13,618	13,511	$51,227

The rights, privileges and preferences of the convertible preferred stock are as follows:

Dividends

The preferred stockholders are entitled to receive, when and if declared by our Board of Directors, out of funds legally available, non-cumulative cash dividends at the rates of 10%, 8% and 8% of the original issue prices per annum on each outstanding share of Series A, B and C convertible preferred stock, respectively. The holders of each series of convertible preferred stock, voting as a separate series, can waive any dividend preference upon the affirmative vote or written consent of the holders of at least a majority of the outstanding convertible preferred stock in that series. No dividends have been declared to date.

Liquidation

In the event of liquidation or winding up of the company, holders of Series A, B and C convertible preferred stock are entitled to liquidation preferences of $1.00, $3.28 and $5.16 per share, respectively, together with any declared but unpaid dividends prior, and in preference, to any distribution to holders of common stock. After

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

payment of the liquidation preferences has been made to the holders of convertible preferred stock, any remaining assets will be distributed ratably among the holders of convertible preferred stock and common stock in proportion to the number of shares of common stock held by each, assuming conversion of all convertible preferred stock. If our assets are insufficient to provide for the full preferential amount for the convertible preferred stock outstanding, then those assets will be distributed ratably among the holders of the convertible preferred stock in proportion to the full preferential amount each holder is otherwise entitled to receive. However, if the total net proceeds to be distributed exceed $260.0 million, the holders of Series A, B and C convertible preferred stock will not be entitled to any liquidation preference, and the proceeds will instead be distributed ratably to all holders of common and convertible preferred stock on an as-converted basis.

Conversion

At the option of the holder thereof, each share of our convertible preferred stock is convertible, at any time or from time to time, into the number of fully paid and non-assessable shares of common stock that is determined by dividing the applicable original issue price for the series by the applicable conversion price for that series.

Each share of convertible preferred stock will automatically be converted into shares of common stock immediately upon the earlier of (a) a date specified by the affirmative election of the holders of at least a majority of the then-outstanding shares of the convertible preferred stock, or (b) immediately upon the closing of an underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, that results in gross proceeds of at least $30.0 million.

Voting

Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which that holder’s shares of preferred stock could be converted as of the record date. The holders of shares of the preferred stock are entitled to vote on all matters on which the common stock are entitled to vote. The holders of Series B and C redeemable convertible preferred stock voting as separate classes are entitled to elect one director for so long as at least 25% of their respective series originally issued remain outstanding. The holders of common stock voting as a separate class are entitled to elect two directors. The holders of common stock and convertible preferred stock are entitled to elect any remaining directors, voting together on an as-converted basis.

Redemption

At any time after November 16, 2008 and within 90 days after the receipt by us of a written request from the holders of not less than a majority of the outstanding Series B and C redeemable convertible preferred stock voting as a single class on an as-converted basis, we are obligated to redeem the Series B and C redeemable convertible preferred stock for their respective original issuance prices plus all declared but unpaid dividends through four equal annual cash installments.

In accordance with SFAS No. 150, each of our Series B and C convertible preferred stock is classified outside of equity on the accompanying consolidated balance sheets because this stock is redeemable at the option of the holders at any time after November 16, 2008.

Each period, we accrete the amount that is necessary to adjust the recorded balance of this preferred stock to an amount equal to its estimated redemption value at its redemption date using the straight-line method, which approximates the effective interest method. Upon completion of an initial public offering, each share of the outstanding redeemable convertible preferred stock will automatically convert to common stock and we will cease accreting these shares to their estimated redemption value.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

Preferred Stock Warrants

In October 2001, we granted to a financial institution a warrant to purchase a maximum of 30,488 shares of our Series B redeemable convertible preferred stock, at an exercise price of $3.28 per share, in connection with a loan for equipment financing. The warrant was nonforfeitable, fully vested and exercisable upon grant, and will expire in October 2008.

In March 2002, we granted to the financial institution an additional warrant to purchase a maximum of 38,759 shares of our Series C redeemable convertible preferred stock, at an exercise price of $5.16 per share, in connection with a loan for equipment financing. The warrant was nonforfeitable, fully vested and exercisable upon grant, and will expire in March 2012.

In May 2006, we issued to the financial institution a warrant to purchase up to 37,500 shares of our Series C redeemable convertible preferred stock at an exercise price of $5.16 per share in connection with a line of credit agreement. The warrant was nonforfeitable, fully vested and exercisable upon grant, and will expire in May 2016.

As discussed in Note 2, we reclassified the redeemable convertible preferred stock warrants as a liability in fiscal 2006 and adjusted the warrants to fair value at the end of each subsequent reporting period.

9.	Stockholders’ Deficit

Common Stock

Our Certificate of Incorporation, as amended, authorizes us to issue 100,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and when declared by our Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

We have issued shares of common stock under restricted stock purchase agreements in connection with early exercises of common stock option grants. These agreements contain provisions for the repurchase of unvested shares by us at the original issuance price for employees who terminate their employment. The repurchase rights generally lapse over approximately four years. As of February 28, 2006 and 2007, we had 5,121,365 and 6,654,606 shares of common stock outstanding, respectively. Of these shares, 349,466 and 199,931 shares, respectively, were subject to our lapsing right to repurchase, in the event the holder’s employment with us terminates. As of May 31, 2007, we had 6,677,396 shares of common stock outstanding, of which 154,607 shares were subject to our lapsing right to repurchase (unaudited).

Warrants to Purchase Common Stock

In July 2006, in connection with a debt agreement, we issued warrants to purchase 75,000 shares of common stock at an exercise price of $2.70 per share. The warrants are nonforfeitable, fully vested and exercisable upon grant, and will expire in July 2016 (see Note 7).

Stock Option Plan

During 1999, our Board of Directors adopted the 1999 Equity Incentive Plan. The 1999 Equity Incentive Plan provides for stock options and stock purchase rights to be granted to employees, directors and consultants. As of February 28, 2007 and May 31, 2007, a total of 10,217,500 and 10,892,500 (unaudited) shares, respectively, had been authorized for issuance over the term of the 1999 Equity Incentive Plan. Options granted may be either incentive stock options or nonstatutory stock options and are exercisable as determined by our Board of Directors and as specified in each option agreement. Options vest over a period of time as determined by our Board of Directors, generally four years, and expire no more than ten years from the date of grant.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

The exercise price of incentive stock options may not be less than the fair value of our common stock on the date of grant. Nonstatutory options may not be granted with an exercise price less than 85% of the fair value of our common stock on the date of grant. The term of the 1999 Equity Incentive Plan is ten years. A summary of our stock option activity is as follows:

			Weighted
	Shares	Shares Subject	Average
	Available	to Options	Exercise Price
	for Grant	Outstanding	per Share
	(shares in thousands)

Balance at February 29, 2004	531	3,172	$0.86
Additional shares authorized	2,500	—
Granted	(2,380)	2,380	1.18
Exercised	—	(186)	0.80
Canceled/forfeited	410	(410)	0.96
Repurchased	97	—	0.48

Balance at February 28, 2005	1,158	4,956	1.00
Additional shares authorized	250	—
Granted	(1,170)	1,170	1.98
Exercised	—	(1,004)	1.10
Canceled/forfeited	231	(231)	1.18
Repurchased	7	—	1.46

Balance at February 28, 2006	476	4,891	1.22
Additional shares authorized	1,500	—
Granted	(1,926)	1,926	3.68
Exercised	—	(386)	1.08
Canceled/forfeited	255	(255)	1.54
Repurchased	12	—	1.32

Balance at February 28, 2007	317	6,176	1.98
Additional shares authorized (unaudited)	675	—
Granted (unaudited)	(552)	552	7.02
Exercised (unaudited)	—	(33)	1.72
Canceled/forfeited (unaudited)	23	(23)	3.36
Repurchased (unaudited)	10	—	1.76

Balance at May 31, 2007 (unaudited)	473	6,672	2.38

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information concerning options outstanding at February 28, 2007:

	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
	Shares	Average	Exercise	Shares	Exercise
Range of	Subject to	Remaining	Price per	Subject to	Price per
Exercise Prices	Options	Contractual Life	Share	Options	Share
	(in thousands)	(in years)		(in thousands)

$0.10 - $1.00	2,239	5.75	$0.86	2,005	$0.84
1.01 - 1.70	1,566	7.84	1.36	793	1.34
1.71 - 2.70	947	8.96	2.56	232	2.54
2.71 - 3.80	1,176	9.38	3.72	8	3.56
3.81 - 5.40	248	9.68	5.40	1	5.40

	6,176	7.61	1.98	3,039	1.11

At February 28, 2007, the aggregate intrinsic value of currently exercisable options was $13.0 million and the weighted average remaining contractual term of those options was 7.7 years. The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the fair value of our common stock at February 28, 2007 of $5.40 per share.

During fiscal 2005, 2006 and 2007, the aggregate intrinsic values of stock option awards exercised were $213,000, $1.8 million and $1.1 million, respectively, determined at the date of option exercise. There were exercisable and vested options to purchase 2,464,605 and 3,038,687 shares of common stock as of February 28, 2006 and 2007, respectively. The total fair value of options vested during fiscal 2007 was $470,000.

The following table summarizes information concerning vested and expected to vest options outstanding (in thousands, except per share amounts):

As of
February 28,
2007

Number of vested and expected to vest options outstanding	5,873
Weighted average exercise price per share	$1.93
Aggregate intrinsic value	$20,319
Weighted average remaining contractual term (in years)	7.55

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information concerning options outstanding at May 31, 2007 (unaudited):

	Options Outstanding			Options Exercisable
			Weighted		Weighted
	Number of	Weighted	Average	Number of	Average
	Shares	Average	Exercise	Shares	Exercise
	Subject to	Remaining	Price per	Subject to	Price per
Range of Exercise Prices	Options	Contractual Life	Share	Options	Share
	(in thousands)	(in years)		(in thousands)

$0.10 — $1.00	2,223	5.52	$0.86	2,055	$0.84
1.01 — 1.70	1,550	7.63	1.36	880	1.34
1.71 — 2.70	931	8.70	2.56	280	2.54
2.71 — 3.80	1,175	9.13	3.72	83	3.68
3.81 — 5.40	259	9.49	5.40	3	5.40
5.41 — 6.70	430	9.83	6.70	1	6.70
6.71 — 8.60	104	8.56	8.60	—	—

	6,672	7.61	2.39	3,302	1.20

At May 31, 2007, the aggregate intrinsic value of currently exercisable options was approximately $24.4 million and the weighted average remaining contractual term of those options was 6.4 years. The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying stock option awards and the fair value of our common stock at May 31, 2007 of $8.60 per share (unaudited).

The following table summarizes information concerning vested and expected to vest options outstanding (dollars in thousands, except per share amounts):

As of
May 31,
2007
(unaudited)

Number of vested and expected to vest options outstanding	6,331
Weighted average exercise price per share	$2.32
Aggregate intrinsic value	$39,705
Weighted average remaining contractual term (in years)	7.51

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

Stock Option Grants from March 1, 2006 to May 31, 2007

Information on stock option grants for the period March 1, 2006 to May 31, 2007 is summarized as follows (shares in thousands):

	Number of			Intrinsic
	Options	Exercise	Common Stock	Value
Date of Issuance	Granted	Price	Fair Value	Per Share

March 2006	242	$2.70	$2.70	—
May 2006	122	2.70	2.70	—
June 2006	47	2.70	2.70	—
August 2006	87	2.70	2.70	—
September 2006	157	3.20	3.20	—
October 2006	33	3.80	3.80	—
December 2006	989	3.80	3.80	—
February 2007	248	5.40	5.40	—
March 2, 2007 (unaudited)	18	5.40	5.40	—
March 29, 2007 (unaudited)	431	6.70	6.70	—
May 15, 2007 (unaudited)	102	8.60	8.60	—
May 22, 2007 (unaudited)	1	8.60	8.60	—

The fair value of the common stock was determined contemporaneously with the grants.

Early Exercise of Employee Options

In accordance with EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25, and FASB Interpretation No. 44, shares purchased by employees pursuant to the early exercise of stock options are not deemed to be outstanding until those shares vest. The EITF reached a consensus that these guidelines should be applied to stock option awards granted or modified after March 21, 2002. Therefore, cash received in exchange for exercised and unvested shares related to stock options granted after that date is recorded as a liability for early exercise of stock options on the accompanying consolidated balance sheets, and will be transferred into common stock and additional paid-in capital as the shares vest. As of February 28, 2006, there were 349,466 shares outstanding as a result of the early exercise of options that were reclassified as $191,000 and $303,000 in current and long-term liabilities, respectively. As of February 28, 2007, there were 199,931 shares outstanding as a result of the early exercise of options, reclassified as approximately $168,000 and $130,000 in current and long-term liabilities, respectively. As of May 31, 2007, there were 154,607 shares outstanding as a result of the early exercise of options, reclassified as $144,000 and $91,000 in current and long-term liabilities, respectively (unaudited).

Stock-Based Compensation for Non-employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. We believe that the fair value of the stock options granted is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

The fair values of options granted to non-employees were calculated using the following assumptions for the periods presented:

	Year Ended			Three Months
	February 28,			Ended May 31,
	2005	2006	2007	2007
				(unaudited)

Weighted average expected term (in years)	10	10	10	10
Expected stock price volatility	45%	60%	62%	60%
Risk-free interest rate	4.6%	3.0%	4.5-5.1%	4.9%
Expected dividend yield	0%	0%	0%	0%

Stock-based compensation expense charged for options granted to non-employees for fiscal 2005, 2006 and 2007 was $31,000, $71,000 and $131,000, respectively. Stock-based compensation expense charged for options granted to non-employees for the three months ended May 31, 2006 and 2007 was $2,000 and $179,000, respectively (unaudited). There were no options granted to non-employees during the three months ended May 31, 2006 (unaudited).

Stock-Based Compensation Associated with Awards to Employees

Employee Stock-Based Awards Granted Prior to March 1, 2006

Compensation costs for employee stock options granted prior to March 1, 2006, the date we adopted SFAS No. 123R, were accounted for using the intrinsic-value method of accounting as prescribed by APB No. 25, as permitted by SFAS No. 123. Under APB No. 25, compensation expense for employee stock options is based on the excess, if any, of the fair value of our common stock over the option exercise price on the measurement date, which is typically the date of grant. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of our common stock underlying those options on their respective dates of grant. Our Board of Directors determined these fair market values in good faith based on the best information available to our Board of Directors and our management at the time of the grant. These fair value determinations included the use of inputs from FSCG, our third-party valuation consultant. The fair value of all shares underlying options granted through February 28, 2006, for financial reporting purposes, was equal to or less than their respective option exercise prices.

Employee Stock-Based Awards Granted On or Subsequent to March 1, 2006

On March 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R. We adopted SFAS No. 123R using the prospective transition method. Under this transition method, beginning March 1, 2006, compensation cost recognized includes: (a) compensation cost for all stock-based awards granted on or prior to, but not yet vested as of, February 28, 2006, based on the intrinsic-value method in accordance with the provisions of APB No. 25, and (b) compensation cost for all stock-based payments granted or modified subsequent to February 28, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R, as determined using inputs from FSCG.

Compensation cost for employee stock-based awards granted on or after March 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R and will be recognized over the respective vesting periods of the applicable awards on a straight-line basis. During fiscal 2007, we issued employee stock-based awards in the form of stock options. The weighted average estimated fair value of the employee stock options granted was $1.26 per share for fiscal 2007. The weighted average estimated fair value of the employee stock options granted was $7.02 per share for the three months ended May 31, 2007 (unaudited).

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

We use the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using this pricing model is affected by our stock price as well as by assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant-date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

	Year Ended	Three Months
	February 28,	Ended May 31,
	2007	2007
		(unaudited)

Weighted average expected term (in years)	3 - 4	3.5
Expected stock price volatility	35% - 42%	36% - 39%
Risk-free interest rate	4.7% - 5.0%	4.8%
Expected dividend yield	0%	0%

Weighted Average Expected Term.  Under our 1999 Equity Incentive Plan, the expected term of options granted is based on the options’ vesting terms, contractual terms and historical exercise and vesting information, as well as data from similar entities. In evaluating similarity, we considered factors such as industry, stage of life cycle, size, employee demographics and the nature of stock option plans. We believe that, with this information taken together, we have been able to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Volatility.  Since we are a private entity with no historical data regarding the volatility of our common stock price, the expected volatility used beginning March 31, 2006 has been based on the volatility of stock prices for similar entities.

Risk-Free Interest Rate.  The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected terms of the options.

Dividend Yield.  We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures.  SFAS No. 123R also requires us to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data, as well as data for similar entities, to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. In evaluating similarity, we considered factors such as industry, stage of life cycle, size, employee demographics, and the nature of stock option plans. We believe that, with this information taken together, we have been able to develop reasonable expectations about future forfeiture patterns. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

As of February 28, 2007, we had $2.1 million of unrecognized compensation costs, excluding estimated forfeitures, related to non-vested stock option awards granted after March 1, 2006, which are expected to be recognized over a weighted average period of 2.8 years. As of May 31, 2007, we had $3.2 million of unrecognized compensation costs, excluding estimated forfeitures, related to non-vested stock option awards granted after March 1, 2006, which are expected to be recognized over a weighted average period of 2.8 years (unaudited).

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

Shares of Common Stock Outstanding and Reserved for Future Issuance

We are required to reserve and keep available out of our authorized but unissued shares of common stock a number of shares sufficient to permit the conversion of all outstanding shares of convertible preferred stock, including unexercised preferred stock warrants, and the exercise of all options granted and available for grant under our 1999 Equity Incentive Plan. As of the dates presented, common stock was reserved for issuance as follows (in thousands):

	As of	As of
	February 28,	May 31,
	2007	2007
		(unaudited)

Common stock warrants	75	75
Stock option plans:
Unvested shares subject to repurchase	200	155
Outstanding stock options	6,176	6,672
Reserved for future grants	317	473
Conversion of convertible preferred stock outstanding	13,511	13,511
Conversion of preferred stock warrants	107	107

Total	20,386	20,993

10.	Income Taxes

The provision for income taxes consisted of the following (in thousands):

	Year Ended
	February 28,
	2005	2006	2007

Current:
Federal	$—	$—	$22
State	—	—	13
Foreign	8	14	17

Total current	8	14	52

Total provision for income taxes	$8	$14	$52

For the three months ended May 31, 2007, the provision for income taxes was nominal at $11,000, reflecting expected foreign taxes and federal and state alternative minimum taxes (unaudited).

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

As a result of our history of net operating losses, provision for income taxes relates to federal and state minimum income tax and foreign income tax. Foreign income before provision for income taxes and cumulative effect of change in accounting principle for fiscal 2005, 2006 and 2007 was $35,000, $88,000 and $44,000, respectively. Our effective tax rate differs from the amount computed by applying the statutory federal income tax rate to net loss before income tax and cumulative effect of change in accounting principle as follows:

	Year Ended
	February 28,
	2005	2006	2007

Federal income tax benefit at statutory rate	(34.0)%	(34.0)%	(34.0)%
Net operating losses not used	33.6	33.6	16.5
Non-deductible warrant expenses	—	—	7.1
Non-deductible stock compensation expense	—	—	4.5
Non-deductible meals and entertainment expense	0.4	1.2	6.1
Other	—	—	3.3

	—%	0.8%	3.5%

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	As of
	February 28,
	2006	2007

Deferred tax assets:
Net operating loss carryforwards	$23,964	$23,090
Research and development credits	—	4,315
Differences in timing of revenue recognition	1,218	1,884
Accruals and allowances	581	714

Gross deferred tax assets	25,763	30,003
Valuation allowance	(25,763)	(28,262)

Net deferred tax assets	—	1,741
Deferred tax liabilities:
Acquired intangible assets	—	(1,741)

Net deferred tax assets (liabilities)	$—	$—

Recorded as:
Current deferred tax assets		$325

Non-current deferred tax liabilities		$(325)

Realization of the deferred tax assets is dependent upon future earnings, if any, the amount and timing of which are uncertain. Accordingly, substantially all of our net deferred tax assets have been offset by a valuation allowance. The valuation allowance increased by approximately $4.2 million, $2.0 million and $2.5 million during fiscal 2005,

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

2006 and 2007, respectively. Approximately $2.5 million of the valuation allowance relates to acquisition-related items that when realized will be credited to goodwill. Also, approximately $176,000 of the valuation allowance relates to stock option benefits that when realized will be recorded as an adjustment to additional paid-in capital.

As of February 28, 2007, we had cumulative federal net operating loss carryforwards of approximately $64.0 million. We also had federal research and development tax credit carryforwards of approximately $2.8 million. The net operating loss and credit carryforwards will expire at various dates beginning in 2019, if not utilized.

As of February 28, 2007, we had cumulative state net operating loss carryforwards of approximately $42.0 million. The net operating loss carryforwards will expire at various dates beginning in 2009, if not utilized. We also had state research and development tax credit carryforwards of approximately $2.3 million that will carry forward indefinitely if not utilized.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Effective March 1, 2007, we adopted FIN No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit that is more likely than not to be realized on ultimate settlement. Any cumulative effect of adopting FIN No. 48 on March 1, 2007 would have been recognized as a change in accounting principle and recorded as an adjustment to the opening balance of our accumulated deficit on the adoption date. As a result of the implementation of FIN No. 48, we recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in our accumulated deficit. Additionally, FIN No. 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We made no reclassifications between current taxes payable and long-term taxes payable upon adoption of FIN No. 48. Our total amounts of unrecognized tax benefits as of the March 1, 2007 adoption date and as of May 31, 2007 were $2.7 million and $2.8 million (unaudited), respectively. Of the unrecognized tax benefits, approximately $2.4 million would impact our effective tax rate, if recognized.

Upon adoption of FIN No. 48, our policy to include interest and penalties related to unrecognized tax benefits within our provision (benefit) for income taxes did not change. As of the March 1, 2007 adoption date of FIN No. 48 and as of May 31, 2007, we had no amounts accrued for the payment of interest and penalties related to unrecognized tax benefit (unaudited). For the three months ended May 31, 2006 and 2007, we recognized no amounts for interest and penalties related to unrecognized tax benefits in our provision (benefit) for income taxes (unaudited).

11.	Employee Savings and Retirement Plan

We have a 401(k) plan that allows eligible employees to contribute up to 15% of their total compensation, subject to annual limits. Under the plan, eligible employees may defer a portion of their pretax salaries, but not more than statutory limits. Contributions by us are at the discretion of our Board of Directors. No discretionary contributions have been made by us to date.

DemandTec, Inc.

Notes to Consolidated Financial Statements — (Continued)

12.	Subsequent Events

On May 22, 2007, our Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of our common stock.

On May 22, 2007, our Board of Directors adopted the 2007 Equity Incentive Plan, or the 2007 Plan, subject to stockholder approval. A total of 3,000,000 shares of common stock have been authorized for issuance pursuant to the 2007 Plan, which will become effective on the effective date of our initial public offering.

On May 22, 2007, our Board of Directors adopted the 2007 Employee Stock Purchase Plan, or the 2007 ESPP, subject to stockholder approval. A total of 500,000 shares of common stock were reserved for issuance under the 2007 ESPP, which will become effective on the effective date of our initial public offering.

On July 18, 2007, our Board of Directors approved, subject to stockholder approval, a Restated Certificate of Incorporation to become effective prior to the effectiveness of our initial public offering, authorizing us to issue up to 175,000,000 shares of common stock and up to 10,000,000 shares of preferred stock.

On July 19, 2007, our Board of Directors approved, subject to stockholder approval, an Amended and Restated Certificate of Incorporation to become effective prior to the effectiveness of our initial public offering, effecting a 1-for-2 reverse split of our common and preferred stock. All issued and outstanding common stock, preferred stock and per share amounts contained in the consolidated financial statements and these Notes have been retroactively adjusted to reflect the reverse stock split.

Report of Ernst & Young LLP,
Independent Auditors

The Board of Directors and Stockholders
TradePoint Solutions, Inc.

We have audited the accompanying balance sheets of TradePoint Solutions, Inc. (the Company) as of December 31, 2004 and 2005, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California
May 15, 2007

TradePoint Solutions, Inc.

Balance Sheets
(in thousands, except per share data)

			As of
	As of December 31,		September 30,
	2004	2005	2006
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,150	$159	$277
Accounts receivable	36	280	265
Due from related party	191	59	25
Prepaid expenses	8	25	—
Other current assets	77	—	—

Total current assets	1,462	523	567
Property and equipment, net	122	144	125
Other assets	10	10	36

Total assets	$1,594	$677	$728

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$176	$175	$152
Deferred revenue, current	210	982	1,519
Line of credit	—	—	188
Redeemable convertible preferred stock warrant liability	15	29	30

Total current liabilities	401	1,186	1,889

Deferred revenue, non-current	—	30	—
Commitments (see Note 4)
Redeemable convertible preferred stock:
Series A, $0.001 par value — 17,500 shares authorized as of December 31, 2004 and 2005, and September 30, 2006 (unaudited), 17,335 shares issued and outstanding as of December 31, 2004 and 2005 and September 30, 2006 (unaudited), aggregate liquidation preference of $3,664 as of December 31, 2005 and September 30, 2006 (unaudited)	3,396	3,410	3,421
Series A1, $0.001 par value — 11,111 shares authorized as of December 31, 2004 and 2005, and September 30, 2006 (unaudited), 10,947, 11,036 and 11,036 shares issued and outstanding as of December 31, 2004 and 2005, and September 30, 2006 (unaudited), respectively, aggregate liquidation preference of $2,483 as of December 31, 2005 and September 30, 2006 (unaudited)	2,373	2,608	2,769

Total redeemable convertible preferred stock	5,769	6,018	6,190

Stockholders’ deficit:
Common stock, $0.001 par value — 50,000 shares authorized as of December 31, 2004 and 2005, and September 30, 2006 (unaudited), 8,492 shares issued and outstanding as of December 31, 2004 and 2005, 9,013 shares issued and outstanding as of December 31, 2005 and September 30, 2006 (unaudited)	8	8	9
Additional paid-in capital	162	—	—
Accumulated deficit	(4,746)	(6,565)	(7,360)

Total stockholders’ deficit	(4,576)	(6,557)	(7,351)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$1,594	$677	$728

See Notes to Financial Statements.

TradePoint Solutions, Inc.

Statements of Operations
(in thousands)

			Nine Months Ended
	Year Ended December 31,		September 30,
	2004	2005	2005	2006
			(unaudited)

Revenue (see Note 10)	$145	$1,336	$920	$1,745
Cost of revenue	603	638	504	496

Gross profit (loss)	(458)	698	416	1,249

Operating expenses:
Research and development	790	1,110	831	826
Sales and marketing	277	507	354	421
General and administrative	1,056	832	673	637

Total operating expenses	2,123	2,449	1,858	1,884

Loss from operations	(2,581)	(1,751)	(1,442)	(635)
Other income (expense), net	(146)	(16)	6	(26)

Net loss	(2,727)	(1,767)	(1,436)	(661)
Accrued dividend on Series A1 preferred stock	—	197	147	147
Accretion to redemption value of redeemable convertible preferred stock	14	32	24	25

Net loss attributable to common stockholders	$(2,741)	$(1,996)	$(1,607)	$(833)

See Notes to Financial Statements.

TradePoint Solutions, Inc.

Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)

	Redeemable Convertible Preferred Stock						Additional		Total
	Series A		Series A1		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2003	9,341	$1,800	—	$—	8,492	$8	$34	$(2,005)	$(1,963)
Issuance of Series A preferred stock, net of $17 in offering costs	7,994	1,582	—	—	—	—	—	—	—
Issuance of Series A1 preferred stock upon conversion of notes payable	—	—	5,009	1,127	—	—	—	—	—
Issuance of Series A1 preferred stock, net of $91 in offering costs	—	—	5,938	1,246	—	—	—	—	—
Issuance of common stock warrants	—	—	—	—	—	—	93	—	93
Accretion to redemption value of redeemable convertible preferred stock	—	14	—	—	—	—	—	(14)	(14)
Modification of employee stock option	—	—	—	—	—	—	9	—	9
Non-employee stock-based compensation expense	—	—	—	—	—	—	26	—	26
Net loss	—	—	—	—	—	—	—	(2,727)	(2,727)

Balance at December 31, 2004	17,335	3,396	10,947	2,373	8,492	8	162	(4,746)	(4,576)
Issuance of Series A1 preferred stock	—	—	89	20	—	—	—	—	—
Issuance of common stock warrants	—	—	—	—	—	—	5	—	5
Accrued dividend on Series A1 preferred stock	—	—	—	197	—	—	(177)	(20)	(197)
Accretion to redemption value of redeemable convertible preferred stock	—	14	—	18	—	—	—	(32)	(32)
Non-employee stock-based compensation expense	—	—	—	—	—	—	10	—	10
Net loss	—	—	—	—	—	—	—	(1,767)	(1,767)

Balance at December 31, 2005	17,335	3,410	11,036	2,608	8,492	8	—	(6,565)	(6,557)
Issuance of common stock on exercise of stock options (unaudited)	—	—	—	—	521	1	25	—	26
Issuance of common stock warrants (unaudited)	—	—	—	—	—	—	12	—	12
Accrued dividend on Series A1 preferred stock (unaudited)	—	—	—	147	—	—	(39)	(108)	(147)
Accretion to redemption value of redeemable convertible preferred stock (unaudited)	—	11	—	14	—	—	—	(25)	(25)
Employee stock-based compensation expense (unaudited)	—	—	—	—	—	—	2	—	2
Net loss (unaudited)	—	—	—	—	—	—	—	(661)	(661)

Balance at September 30, 2006 (unaudited)	17,335	$3,421	11,036	$2,769	9,013	$9	$—	$(7,360)	$(7,351)

See Notes to Financial Statements.

TradePoint Solutions, Inc.

Statements of Cash Flows
(in thousands)

			Nine Months Ended
	Year Ended December 31,		September 30,
	2004	2005	2005	2006
			(unaudited)
Operating activities:
Net loss attributable to common stockholders	$(2,741)	$(1,996)	$(1,607)	$(833)
Adjustment to reconcile net loss attributable to common stockholders to net cash used in operating activities:
Accrued dividend on redeemable convertible preferred stock	—	197	147	147
Accretion to redemption value of redeemable convertible preferred stock	14	32	24	24
Depreciation	30	44	34	50
Loss on disposal of equipment	12	—	—	—
Amortization of common stock warrants issued in conjunction with debt	93	5	—	15
Amortization of preferred stock warrants issued in conjunction with debt	—	14	—	—
Accrued interest on notes payable	27	—	—	—
Modification of common stock option	9	—	—	—
Non-employee stock-based compensation expense	26	10	—	—
Stock-based compensation expense	—	—	—	2
Changes in operating assets and liabilities:
Accounts receivable	(9)	(244)	(32)	15
Due from related party	(191)	132	—	34
Prepaid expenses and other assets	67	60	56	(1)
Accounts payable and accrued expenses	(315)	(1)	5	(23)
Deferred revenue	208	802	633	507

Net cash used in operating activities	(2,770)	(945)	(740)	(63)

Investing activities:
Purchases of property and equipment	(86)	(66)	(64)	(33)

Net cash used in investing activities	(86)	(66)	(64)	(33)

Financing activities:
Issuance of debt	—	—	—	188
Repayment of debt	(1)	—	—	—
Proceeds from issuance of common stock	—	—	—	26
Proceeds from issuance of convertible notes	1,100	—	—	—
Proceeds from issuance of convertible preferred stock, net	2,828	20	20	—

Net cash provided by financing activities	3,927	20	20	214

Net increase (decrease) in cash and cash equivalents	1,071	(991)	(784)	118
Cash and cash equivalents at beginning of period	79	1,150	1,150	159

Cash and cash equivalents at end of period	$1,150	$159	$366	$277

Supplemental information:
Conversion of note for preferred stock	$1,127	$—	$—	$—

See Notes to Financial Statements.

TradePoint Solutions, Inc.

Notes to Financial Statements

1.	Organization and Business

TradePoint Solutions, Inc., or the “Company,” was incorporated in California in August 2000. The Company provides consumer products (CP) companies, sales agencies and retailers a platform to automate the presentation, negotiation and reconciliation of trade promotions in a secure, web-based environment.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2006, the statements of operations and cash flows for the nine months ended September 30, 2005 and 2006, the statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2006, and the accompanying notes for these periods are unaudited. These unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

These financial statements are prepared in accordance with generally accepted accounting principles in the United States. These accounting principles require management to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of the fair value of share-based payments. Management believes that the estimates and judgments were reasonable based upon information available at the time that these estimates and judgments were made. To the extent there are material differences between these estimates and actual results, the financial statements will be affected.

Revenue Recognition

Revenues are generated from fees under term-based agreements, generally one year in length. These agreements contain multiple elements, which include the provision of on-demand software, hosting services, customer support and professional services. Professional services revenue consists of fees generated for implementation and training related to the customers’ use of the software.

The Company provides its application as an on-demand hosted service. As a result, the Company follows the provisions of Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Revenue is recognized when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the software as a service has been provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

In applying the provisions of EITF 00-21, the Company has determined there is no objective and reliable evidence of fair value for each of the elements of the Company’s offering. As a result, the elements within these agreements do not qualify for treatment as separate units of accounting. Therefore, fees received under these

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

agreements are accounted for as a single unit of accounting and recognized ratably over the term of the agreement, commencing upon the later of the agreement start date or the date access to the software is provided to the customer.

Concentrations of Credit Risk and Significant Customers

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and the line of credit. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Collateral is not required for accounts receivable.

One customer accounted for 52% and 41% of total revenue in the years ended December 31, 2004 and 2005, respectively. Two customers accounted for 94% and 40% of total accounts receivable, included as accounts receivable and due from related party in the accompanying balance sheets, as of December 31, 2004 and 2005, respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash equivalents approximate their fair values due to their short maturities. The fair values of long-term obligations are estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying amounts of these obligations approximate their respective fair values.

Redeemable Convertible Preferred Stock Warrants

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with Statement of Financial Accounting Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150. Under SFAS No. 150, the freestanding warrants that are related to the Company’s redeemable convertible preferred stock are classified as liabilities on the balance sheets. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to additional paid-in capital.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2005, cash equivalents consisted of money market funds and short-term time deposits. Cash equivalents are stated at their fair values, which are determined based upon quoted market prices.

Accounts Receivable, Due from Related Party and Allowance for Doubtful Accounts

Accounts receivable and due from related party (see Note 10) are recorded at the invoiced amount and do not bear interest. The Company evaluates the collectibility of its accounts receivable based on known collection risks and historical experience. Management believes that all accounts receivable are collectible and, therefore, no allowance is deemed necessary.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years.

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

Research and Development and Software Development Costs

The Company accounts for internal use software costs, including website development costs, in accordance with the American Institute of Certified Public Accountants’ Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP No. 98-1. In accordance with SOP No. 98-1, the Company capitalizes the costs to develop software for its website and other internal uses when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Any capitalized costs would be amortized to expense on a straight-line method over their expected lives. To date, internal software development costs eligible for capitalization have been insignificant and, accordingly, the Company has charged all software development costs to research and development expense as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes.  Under this method, deferred tax assets and liabilities are determined based on the temporary differences between their financial reporting and tax bases and are measured using the enacted tax rates that are anticipated to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized. The Company currently has a full valuation allowance on its deferred tax assets as it believes it is more likely than not that the deferred tax assets will not be realized.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee and director compensation under the provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and elected to follow the disclosure-only alternative prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB No. 25, stock-based employee and director compensation arrangements were accounted for using the intrinsic-value method based on the difference, if any, between the estimated fair value of the Company’s common stock and the exercise price on the date of grant. Options granted were based on the Board of Directors’ assumptions regarding the value of the common stock at the time of grant. The fair value of all options granted through December 31, 2005, for financial reporting purposes, were equal to or less than the option exercise price.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the prospective transition method, which requires the Company to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the adoption date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant-date fair value of stock option awards granted or modified after January 1, 2006.

Options and warrants granted to consultants and other non-employees are accounted for in accordance with EITF Issue No. 96-18, Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and are valued using the Black-Scholes method prescribed by SFAS No. 123. These options are subject to periodic revaluation over their vesting terms.

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

Recent Accounting Pronouncements

In November 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is required to be applied to reporting periods beginning after December 15, 2005. The adoption of this FSP in 2006 had no impact on the financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections: a Replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3, or SFAS No. 154. SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. The SFAS No. 154 retrospective application requirement replaces the APB No. 20, Accounting Changes, requirement to recognize most voluntary changes in accounting principle by including in net income (loss) of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS No. 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. The requirements of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005 and will only impact the financial statements in periods in which a change in accounting principle is made.

3.	Balance Sheet Components

Property and equipment consisted of the following (in thousands):

	As of		As of
	December 31,		September 30,
	2004	2005	2006
			(unaudited)

Computer hardware	$62	$111	$136
Computer software	67	69	72
Furniture and fixtures	40	55	55
Other capital equipment	6	6	9

Total property and equipment	175	241	272
Less: accumulated depreciation	(53)	(97)	(147)

Property and equipment, net	$122	$144	$125

Depreciation expense was approximately $30,000 and $44,000 for the years ended December 31, 2004 and 2005, respectively.

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

Accounts payable and accrued expenses consisted of the following (in thousands):

	As of		As of
	December 31,		September 30,
	2004	2005	2006
			(unaudited)

Accounts payable	$41	$7	$8
Accrued compensation expenses	114	161	133
Other accrued expenses	21	7	11

Accounts payable and accrued expenses	$176	$175	$152

4.	Commitments

The Company leases facilities under noncancelable operating leases that expire on August 31, 2007. Total rent expense under operating leases was approximately $51,000 and $92,000 for the years ended December 31, 2004 and 2005, respectively. At December 31, 2005, future minimum lease commitments under the leases were as follows (in thousands):

Year Ending December 31,

2006	$46
2007	32

$78

5.	Line of Credit

In April 2005, the Company entered into a revolving line of credit with a financial institution with a maturity date of April 2007. Amounts available for borrowings are limited to the lesser of (i) $500,000 or (ii) 75% of eligible accounts receivable. Borrowings under the line of credit accrue interest at the prime rate plus 1.5%, there is no prepayment penalty, and no minimum interest is due if the line of credit is repaid in full and the facility is closed. The line of credit is collateralized by all of the Company’s assets and requires the Company to comply with certain non-financial and financial covenants, including minimum quick ratio and three-month rolling cash flows. The Company is also required to maintain a minimum $250,000 deposit with the financial institution. At December 31, 2005, the Company had $159,000 on deposit with the financial institution and was in default of its minimum cash balance requirement. The minimum cash balance requirement at December 31, 2005 was waived by the lender in connection with the execution of a first amendment and waiver to the line of credit agreement in April 2006. At December 31, 2005 and September 30, 2006, the Company had $0 and $188,000 (unaudited), respectively, outstanding under the line of credit. In conjunction with the line of credit, the Company issued to the financial institution warrants to purchase 81,198 shares of common stock at an exercise price of $0.10 per share (see Note 7) and 75,023 shares of Series A1 redeemable convertible preferred stock at an exercise price of $0.225 per share (see Note 6).

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

6.	Redeemable Convertible Preferred Stock and Preferred Stock Warrants

The authorized, issued and outstanding shares of the Company’s redeemable convertible preferred stock and aggregate liquidation preferences thereof as of December 31, 2005 consisted of the following (in thousands):

		Issued and	Liquidation
	Authorized	Outstanding	Preference

Series A	17,500	17,335	$3,467
Series A1	11,111	11,036	2,483

	28,611	28,371	$5,950

The rights, privileges and preferences of Series A and A1 redeemable convertible preferred stock are as follows:

Dividends

The holders of shares of Series A redeemable convertible preferred stock, or the Series A Preferred Stock, are entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the common stock of the Company. These dividends will accrue annually at the rate of $0.016 per annum for each share of Series A Preferred Stock, payable when, as and if declared by the Board of Directors. These dividends are not cumulative.

The holders shares of Series A1 redeemable convertible preferred stock, or the Series A1 Preferred Stock, are entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment on the Series A Preferred Stock or common stock of the Company. These dividends will accrue annually at the rate of $0.018 per annum for each share of Series A1 Preferred Stock, payable when, as and if declared by the Board of Directors. These dividends are cumulative.

After payment of these dividends, any additional dividends or distributions would be distributed among all holders of common and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then-effective conversion rate.

Liquidation

In the event of any liquidation event including certain types of asset sales, mergers, securities transfers or other liquidation of the Company, the holders of Series A1 Preferred Stock would be entitled to receive, prior and in preference to any distribution of the proceeds of that liquidation event to the holders of Series A Preferred Stock and common stock, an amount per share equal to the sum of the applicable Series A1 Preferred Stock original issue price of $0.225 per share plus accrued but unpaid dividends, whether or not declared, on that share.

If, upon the occurrence of such a liquidation event, the proceeds distributed among the holders of the preferred stock were insufficient to permit the payment to these holders of the full preferential amounts, then the entire amount legally available for distribution would be distributed among the holders of the preferred stock in proportion to the full preferential amount that each such holder would otherwise be entitled to receive had those proceeds been available.

Upon completion of the distributions to the holders of Series A1 and A Preferred Stock, all remaining proceeds would be distributed among the holders of Series A1 and Series A Preferred Stock and common stock pro rata based upon the number of shares of common stock held by each, assuming full conversion of all preferred stock.

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

Redemption

Any holder of Series A1 Preferred Stock may require that the Company redeem all, but not less than all, of that holder’s shares prior to December 31, 2009. If the Company receives one or more redemption demands by the holders of Series A1 Preferred Stock, it must, to the extent it may lawfully do so, redeem in one installment on a date not more than thirty days after determination of the Series A1 Preferred Stock redemption price, all of that holder’s outstanding shares of Series A1 Preferred Stock by paying in cash a sum equal to the greater of the fair value of the Series A1 Preferred Stock as determined by the Board of Directors or the number of shares of Series A1 Preferred Stock times an amount per share equal to the sum of the applicable Series A1 Preferred Stock original issue price plus accrued and unpaid dividends, whether or not declared, on those shares.

At any time after December 31, 2009, upon a written request from the holders of not less than a majority of the then-outstanding shares of Series A Preferred Stock that all or a designated percentage of the then-outstanding shares of Series A Preferred Stock be redeemed, the Company must, to the extent it may lawfully do so, redeem in one installment not more than sixty days after receipt of the Series A Preferred Stock demand the designated amount of then-outstanding shares of Series A Preferred Stock by paying in cash therefor a sum per share equal to the Series A Preferred Stock original issue price, plus all declared but unpaid dividends on those shares if any.

In accordance with SFAS No. 150, the Company’s Series A and A1 Preferred Stock, because they are redeemable at the option of the holders at any time after December 31, 2009, are classified outside of equity in the accompanying balance sheets.

Each period, the Company accretes the amount that is necessary to adjust the recorded balance of the preferred stock to an amount equal to its estimated redemption value at its redemption date using the straight-line method, which approximates the effective interest method. The redemption value of Series A1 Preferred Stock has been determined to be the original issue price of the preferred stock plus any dividends accrued and unpaid, whether or not declared, on all shares outstanding. The redemption value of Series A Preferred Stock is equal to the original issue price.

Conversion

Each share of preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of that share and on or prior to the fifth day prior to the redemption date. Each share of preferred stock is convertible into that number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price for that series by the applicable conversion price for that series, determined as the original issue price applicable to that series subject to adjustment for anti-dilution and other factors.

Each share of a preferred stock series will automatically be converted into shares of common stock at the conversion price at the time in effect for the series of preferred stock immediately upon the earlier of (i) the effectiveness the Company’s registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, provided that the public offering raises proceeds of not less than $20.0 million in the aggregate with a minimum market capitalization of $80.0 million or (ii) the date specified by written consent or agreement of the holders of a majority of the then-outstanding shares of that preferred stock series voting together on an as-converted basis as separate series.

Voting

Holders of preferred stock are entitled to one vote for each share of common stock into which their shares can be converted.

As long as 3,125,000 shares of Series A Preferred Stock are outstanding, the holders of Series A Preferred Stock and Series A1 Preferred Stock, voting together as a single class and not as a separate series and on an as-converted basis, will be entitled to elect two directors of the Company at any election of directors. The holders of

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

preferred stock and common stock, voting together as a single class and not as a separate series, and on an as-converted basis, will be entitled to elect any remaining directors of the Company.

Issuance of Preferred Stock Upon Conversion of Notes

In August and October 2004, the Company issued convertible promissory notes, or the Notes, to several investors for a total of $1.1 million with an interest rate of 8% per annum. The note purchase agreements provided for the conversion of the face value of the Notes and any interest accrued thereon into Series A1 Preferred Stock at the option of the holder, at any time after the date of issuance and on or prior to the maturity date. The Notes also provided for the issuance of warrants to purchase the Company’s common stock (see Note 7).

At the closing of the Company’s Series A1 Preferred Stock financing on December 28, 2004, the Notes and related accrued interest of $27,000 converted into Series A1 Preferred Stock at a price of $0.225 per share.

Warrants Issued to Purchase Preferred Stock

In November 2003, in connection with a loan, the Company issued to two investors warrants to purchase 165,000 shares of the Company’s Series A Preferred Stock at an exercise price of $0.20 per share. The warrants are nonforfeitable, fully vested and exercisable upon grant. The fair value of the warrants upon grant was estimated at an aggregate value of $15,000 using the Black-Scholes valuation model with the following assumptions: expected volatility of 61%, risk-free interest rate of 3.3%, contractual life of 5 years and no dividends. The fair value of the warrants was recorded as debt issuance costs and was amortized to interest expense until the loans were converted to Series A Preferred Stock, at which point the remaining balance was written off as interest expense. The preferred stock warrant is classified in liabilities and is revalued each reporting period that it remains outstanding, with the changes in fair value recorded within other income (expense), net, in the accompanying statements of operations. Revaluations at December 31, 2004, 2005 and September 30, 2006 (unaudited) resulted in nominal changes to the fair value.

In April 2005, in connection with the line of credit, the Company issued to a bank a warrant to purchase 75,023 shares of the Company’s Series A1 Preferred Stock at an exercise price of $0.225 per share. The warrant is nonforfeitable, fully vested and exercisable upon grant. The fair value of the warrant was estimated at an aggregate value of $9,000 using the Black-Scholes valuation model with the following assumptions: expected volatility of 59%, risk free interest rate of 4.6%, contractual life of 7 years, and no dividends. The fair value of the warrant is recorded as debt issuance costs and is being amortized to interest expense over the term of the line of credit. The preferred stock warrant is classified in liabilities and is revalued each reporting period that it remains outstanding, with the changes in fair value recorded within other income (expense), net, in the accompanying statements of operations. For the year ended December 31, 2005 and nine months ended September 30, 2006, the Company recorded revaluation charges of $4,500 and $3,000 (unaudited), respectively, to other income (expense), net.

At December 31, 2005, the range of warrant prices for shares underlying warrants to purchase preferred stock and the weighted average remaining contractual life were as follows:

	Shares Subject to Warrants Outstanding
			Weighted	Weighted
	Warrant	Number of	Average	Average Remaining
Stock	Exercise Price	Warrants	Exercise Price	Contractual Life
	(in thousands, except per share amounts)			(in years)

Series A	$0.200	165	$0.200	2.8
Series A1	0.225	75	0.225	6.3

Total		240	0.208	3.9

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

7.	Stockholders’ Deficit

Common Stock

The Company’s certificate of incorporation, as amended, authorizes the Company to issue 50,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and when declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to effect the conversion of all outstanding shares of redeemable convertible preferred stock, including unexercised preferred stock warrants, and the exercise of all options granted and available for grant under the Company’s stock option plans. At December 31, 2005, common stock was reserved for issuance as follows (in thousands):

Conversion of outstanding Series A preferred stock	17,335
Conversion of outstanding Series A1 preferred stock	11,036
Series A preferred stock warrant	165
Series A1 preferred stock warrant	75
Common stock warrants	3,282
Outstanding common stock options	4,568
Reserve for equity incentive plan options	312

Total	36,773

Warrants Issued to Purchase Common Stock

In August and October 2004, the Company borrowed a total of $1.1 million through the issuance of convertible promissory notes with an interest rate of 8% per annum (see Note 6).

In connection with these convertible notes, the Company issued warrants to purchase 2,200,000 shares of common stock at an exercise price of $0.10 per share. The fair value of the warrants totaled $93,000 using the Black-Scholes valuation model with the following assumptions: expected volatility of 61%, risk-free interest rate of 3.4%, contractual life of 5 years and no dividends. The fair value of the warrants was recorded as debt issuance costs and written-off to interest expense in the accompanying statements of operations as the loans were converted to Series A1 Preferred Stock in December 2004.

In April 2005, in connection with a line of credit, the Company issued to a bank warrants to purchase 81,198 shares of common stock at an exercise price of $0.10 per share. The fair value of the warrants was estimated at $0.06 per share with an aggregate value of $5,000 for all shares using the Black-Scholes valuation model with the following assumptions: expected volatility of 61%, risk-free interest rate of 5.1%, contractual life of 7 years and no dividends. The fair value of the warrants was recorded as debt issuance costs, which are being amortized to interest expense over the term of the loan.

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

At December 31, 2005, the range of prices of warrants to purchase common stock and the weighted average remaining contractual life were as follows:

Warrants Outstanding — December 31, 2005
			Weighted
		Weighted	Average
Warrant	Number of	Average	Remaining
Exercise Price	Warrants	Exercise Price	Contractual Life
(in thousands, except per share amounts)			(in years)

$0.05	1,001	$0.050	2.12
0.10	2,281	0.100	4.07

	3,282	0.085	3.50

All warrants outstanding as of December 31, 2005 are fully exercisable.

Between June and September 2006, in connection with $200,000 of bridge loans received from investors, the Company issued warrants to purchase 400,000 shares of common stock at an exercise price of $0.10 per share. The fair value of the warrants was $11,650 (unaudited) using the Black-Scholes valuation model with the following assumptions: expected volatility of 61%, risk-free interest rate of 5.1%, contractual life of 5 years and no dividends. The fair value of the warrants was recorded as interest expense in the accompanying statements of operations. The loans were converted to common stock in 2006.

Common Stock Option Plans

In April 2003, the Board of Directors approved the 2003 Stock Plan, or the 2003 Plan. In October 2004, the Board of Directors approved the 2004 Stock Plan, or the 2004 Plan, as amended on October 6, 2004. As of December 31, 2005, a total of 4,880,000 shares were authorized for issuance over the terms of the 2003 and 2004 Plans. Stock options granted under the 2003 and 2004 Plans may be either incentive stock options, or ISOs, or nonstatutory stock options, or NSOs. ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the Board of Directors, and NSOs may be granted to employees, directors or consultants at exercise prices not less than 90% of the fair value of the common stock on the grant date as determined by the Board of Directors. Options may be granted with vesting terms as determined by the Board of Directors. Options are typically granted with vesting of 25% of the underlying shares on the one-year anniversary, with the remaining shares vesting equally over 36 months thereafter. Options expire no more than 10 years after the date of grant or earlier if employment is terminated.

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

A summary of activity under the 2003 and 2004 Plans and related information is as follows:

		Shares	Weighted
	Shares	Subject to	Average
	Available	Options	Exercise Price
	for Grant	Outstanding	per Share
	(in thousands, except per share data)

Balance as of December 31, 2003	795	1,585	$0.05
Authorized	2,500	—
Options granted	(2,543)	2,543	0.08

Balance as of December 31, 2004	752	4,128	0.07
Options granted	(513)	513	0.10
Options cancelled	73	(73)	0.07

Balance as of December 31, 2005	312	4,568	0.07
Options granted (unaudited)	(445)	445	0.15
Options cancelled (unaudited)	257	(257)	0.05
Options exercised (unaudited)	—	(521)	0.05

Balance as of September 30, 2006 (unaudited)	124	4,235	0.08

As of December 31, 2005, there were exercisable options to purchase 1,931,152 shares of common stock with a weighted average exercise price of $0.06 per share and a weighted average remaining contractual life of 7.6 years. The total fair value of options that vested during the nine months ended September 30, 2006 was $19,000 (unaudited).

Common Stock Option Modification

On September 20, 2004, the Company modified stock options granted to its former Chief Executive Officer to accelerate the vesting of 183,334 unvested shares and to extend the period of exercisability. In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an interpretation of APB Opinion No. 25, the Company recorded a stock compensation charge of approximately $9,000.

Employee Stock-Based Awards Granted Prior to December 31, 2005

Compensation costs for employee stock options granted prior to December 31, 2005, the date the Company adopted SFAS No. 123R, were accounted for using the intrinsic-value method of accounting as prescribed by APB No. 25, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation, and as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB No. 25, compensation expense for employee stock options is based on the excess, if any, of the fair value of the Company’s common stock over the option exercise price on the measurement date, which is typically the date of grant. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Company’s Board of Directors determined these fair market values in good faith based on the best information available to the Board of Directors and Company’s management at the time of the grant.

The fair value of all options granted through December 31, 2005, for financial reporting purposes, was equal to or less than the option exercise price.

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

Employee Stock-Based Awards Granted On or Subsequent to December 31, 2005

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R using the prospective transition method. Under this transition method, beginning January 1, 2006, compensation cost recognized includes compensation cost for all stock-based payments granted or modified subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

Compensation cost for employee stock-based awards granted on or after January 1, 2006, the date the Company adopted SFAS No. 123R, is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R and will be recognized over the vesting period of the applicable award on a straight-line basis. During the nine months ended September 30, 2006, the Company issued employee stock-based awards in the form of stock options. The weighted average estimated fair value of the employee stock options granted was $0.04 per share (unaudited) for the nine months ended September 30, 2006.

The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using this pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant-date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

Nine Months Ended
September 30,
2006
(unaudited)

Weighted average expected term	7 years
Expected stock price volatility	42%
Risk-free interest rate	4.9%
Expected dividend yield	0%

As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the nine months ended September 30, 2006 was $1,700 (unaudited) higher than if it had continued to account for employee stock-based compensation under APB No. 25.

Stock-Based Compensation Associated with Awards to Employees

Weighted Average Expected Term.  Under the Company’s 2003 Plan and 2004 Plan, the expected term of options granted is determined using the average period the stock options are expected to remain outstanding and is based on the options’ vesting term, contractual terms and historical exercise and vesting information used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Volatility.  Since the Company is a private entity with no historical data regarding the volatility of its common stock, the expected volatility used for 2006 is based on volatility of similar entities. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, employee demographics and nature of stock plans.

Risk-Free Interest Rate.  The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected terms of the options.

Dividend Yield.  The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future and, therefore, used an expected dividend yield of zero in the valuation model.

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

Forfeitures.  SFAS No. 123R also requires the Company to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

Stock-Based Compensation for Non-Employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting period date using the Black-Scholes option pricing model as prescribed by SFAS No. 123.

The fair values for options granted to non-employees for the years ended December 31, 2004 and 2005 were calculated using the following assumptions: risk-free rates of 2.75%-4.24%, expected lives of 10 years, no expected dividends, and expected volatility of 60%.

Stock-based compensation expense charged for options granted to non-employees for the years ended December 31, 2004 and 2005 was approximately $26,000 and $10,000, respectively.

8.	Income Taxes

Due to the Company’s net operating losses since inception and present inability to recognize the potential benefits of its net operating loss carryforwards, as described below, no provision or benefit for income taxes has been recorded during any of the periods presented in the accompanying financial statements.

At December 31, 2004 and 2005, the Company had deferred tax assets of approximately $1.9 million and $2.7 million, respectively. Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased for the years ended December 31, 2004 and 2005 by approximately $1.1 million and $874,000, respectively. Deferred tax assets primarily relate to net operating loss and tax credit carryforwards.

As of December 31, 2004 and 2005, the Company had federal net operating loss carryforwards of approximately $4.3 million and $5.6 million, respectively. The net operating losses will expire at various dates beginning in 2022, if not utilized. As of December 31, 2004 and 2005, the Company had state net operating loss carryforwards of $4.3 million and $5.6 million, respectively, that will begin to expire at various dates beginning in 2014, if not utilized. As of December 31, 2004, the Company had federal and state research and development tax credits of $38,000 and $28,000, respectively. As of December 31, 2005, the Company had federal and state research and development tax credits of $148,000 and $111,000, respectively.

Utilization of the Company’s net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations included in the Internal Revenue Code of 1986, as amended, and similar state provisions. This annual limitation may result in the expiration of net operating loss carryforwards before utilization.

9.	Retirement Savings Plan

The Company maintains a 401(k) retirement savings plan, or the Savings Plan, for its permanent employees. Each participant in the Savings Plan may elect to contribute a percentage of his or her annual compensation to the Savings Plan, up to a specified maximum amount per year. The Company, at its discretion, may make contributions

TradePoint Solutions, Inc.

Notes to Financial Statements — (Continued)

to the Savings Plan. The Company made no contributions to the Savings Plan during any of the periods presented in the accompanying statements of operations. Benefits payable under the Savings Plan are limited to Company and employee contributions and earnings thereon.

10.	Related Party Transactions

One of the Company’s officers holds approximately 13% of the Company’s combined common and preferred shares outstanding and has a family member who served on the board of directors of one of the Company’s major customers until March 2005. During the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, the Company recognized revenues of $76,000, $549,000 and $475,000 (unaudited), respectively, from this customer. Accounts receivable due from this customer totaled $191,000, $59,000 and $25,000 (unaudited) at December 31, 2004, 2005 and September 30, 2006, respectively.

Sales transactions with this customer were conducted in the ordinary course of business under terms consistent with those of third-party customers. The outstanding receivables are considered collectible.

11.	Subsequent Events

In November 2006, the Company was acquired by DemandTec, Inc.

Unaudited Pro Forma Combined Condensed Financial Information

Introductory Note

On November 9, 2006, DemandTec, Inc. acquired all of the issued and outstanding capital stock of TradePoint Solutions, Inc. (“TradePoint”), a provider of an application that allows CP companies, sales agencies and retailers to automate the presentation, negotiation and reconciliation of trade promotions in a secure, web-based environment. The aggregate purchase price of approximately $9.8 million consisted of approximately 1.1 million shares of our common stock, valued at approximately $4.1 million, approximately $3.7 million in cash, a $1.8 million promissory note issued to TradePoint shareholders and acquisition costs of $219,000. The financial position and operating results of TradePoint have been included in our operating results from November 9, 2006, the date of the acquisition.

The following unaudited pro forma combined condensed financial information gives effect to the acquisition by us of all of the issued and outstanding capital stock of TradePoint as if the acquisition had occurred on March 1, 2006. The unaudited pro forma combined condensed statement of operations combines our results of operations for the year ended February 28, 2007 with TradePoint’s results of operations for the nine months ended September 30, 2006, which is TradePoint’s most recent interim period. An unaudited pro forma combined condensed balance sheet for us and TradePoint at February 28, 2007 was not presented as TradePoint’s balance sheet including related acquisition adjustments had already been included in our consolidated balance sheet as of this date.

The unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, our historical consolidated financial statements and the historical financial statements of TradePoint. Our historical consolidated financial statements for the year ended February 28, 2007 are included in this prospectus. TradePoint’s historical financial statements for the nine months ended September 30, 2006 are also included in this prospectus. The unaudited pro forma combined condensed statement of operations for the year ended February 28, 2007 combines our historical results of operations for the year ended February 28, 2007 with the results of operations for TradePoint for the nine months ended September 30, 2006, TradePoint’s most recent interim period presented prior to the acquisition date of November 9, 2006, after which all the results of operations of TradePoint have been included in our historical financial results.

The pro forma adjustments described in Note 2 were based on available information and certain assumptions made by us and may be revised as additional information becomes available. The unaudited pro forma combined condensed financial information was presented for illustrative purposes only and is not necessarily intended to represent what our results of operations would have been if the acquisition had occurred on March 1, 2006 or to project our results of operations for any future period. Since we and TradePoint were under common control and management for only a portion of the period presented, from November 9, 2006 to February 28, 2007, the unaudited pro forma combined condensed financial results may not be comparable to, or indicative of, future performance.

The unaudited pro forma combined condensed statement of operations included herein has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to these rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

Unaudited Pro Forma Combined Condensed Statement of Operations
(in thousands, except per share data)

		TradePoint
		Solutions, Inc.
	DemandTec, Inc.	Nine Months
	Year Ended	Ended
	February 28,	September 30,	Pro Forma		Year Ended
	2007	2006	Adjustments		February 28, 2007

Revenue	$43,485	$1,745	$—		$45,230
Cost of revenue	14,230	496	407	(a)	15,133

Gross profit	29,255	1,249	(407)		30,097

Operating expenses:
Research and development	15,340	826	—		16,166
Sales and marketing	12,108	421	—		12,529
General and administrative	2,673	637	—		3,310
Amortization of acquired intangible assets	118	—	239	(a)	357

Total operating expenses	30,239	1,884	239		32,362

Loss from operations	(984)	(635)	(646)		(2,265)
Other income (expense), net	(480)	(26)	(129	)(b)	(635)

Loss before provision for income taxes	(1,464)	(661)	(775)		(2,900)
Provision for income taxes	52	—	—		52

Net loss	(1,516)	(661)	(775)		(2,952)
Accrued dividend on Series A1	—	147	—		147
Accretion to redemption value of preferred stock	32	25	—		57

Net loss attributable to common stockholders	$(1,548)	$(833)	$(775)		$(3,156)

Net loss per common share, basic and diluted					(0.51)

Shares used in computing basic and diluted net loss per common share					5,531
Adjustments:
Weighted average number of TradePoint shares included in original weighted average common shares outstanding					(359	)(c)
Adjustment to reflect shares issued to TradePoint shareholders as if they were outstanding as of March 1, 2006					1,075	(c)

As adjusted shares used to compute basic and diluted net loss per common share					6,247

The accompanying notes are an integral part of this unaudited pro forma combined condensed statement of operations.

Notes to Unaudited Pro Forma Combined Condensed Financial Information

1.  Purchase Price — TradePoint Solutions, Inc.

The unaudited pro forma combined condensed financial information reflects an estimated purchase price of approximately $9.8 million, which consisted of the following (in thousands):

Cash	$3,733
Promissory note	1,800
Common stock	4,085
Acquisition costs	219

Total purchase price	$9,837

The fair value of the common stock was determined with the assistance of a third-party valuation consultant using an average of the income and market comparable approaches.

The acquisition of TradePoint was accounted for as an acquisition of a business in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, and under SFAS No. 142, Goodwill and Other Intangible Assets. As a result of the acquisition, all of TradePoint’s issued and outstanding capital stock immediately prior to the acquisition was automatically converted into the right to receive an aggregate of 1,074,967 shares of our common stock. Consideration also included approximately $3.7 million in cash and a $1.8 million promissory note. The promissory note is subject to downward adjustment, with an offset to goodwill, for any claims for indemnification that we may make for certain breaches of representations, warranties and covenants set forth in the acquisition agreement. Any amounts remaining and available will be distributed to the former TradePoint stockholders in November 2007. The remainder of the consideration consisted of acquisition costs.

We allocated the estimated purchase price to the fair value of the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the net tangible and identifiable intangible assets acquired is recorded as goodwill. The purchase price has been allocated as follows (in thousands):

Current assets	$808
Deferred tax asset	1,741
Property and equipment	76
Intangible assets:
Developed technology	3,050
Customer relationships	940
Non-compete covenants	500
Trade name	560
Goodwill	5,290
Current liabilities assumed	(1,387)
Deferred tax liability	(1,741)

Total purchase price	$9,837

Goodwill will not be amortized and is not tax deductible. Intangible assets are being amortized on a straight-line basis over a weighted average period of 5.7 years. The intangible assets acquired are reported, net of accumulated amortization, as acquired intangible assets.

2.	Pro Forma Adjustments

The accompanying unaudited pro forma combined condensed statement of operations has been prepared as if the acquisition was completed on March 1, 2006. The statement of operations for TradePoint reflects the results of operations for the nine months ended September 30, 2006. The results of operations for TradePoint since the actual date of acquisition, November 9, 2006, have been included in our consolidated statement of operations for the year ended February 28, 2007.

The unaudited pro forma combined condensed statement of operations reflects the following pro forma adjustments:

(a) Adjustment to record additional amortization of acquired intangible assets from the assumed acquisition date of March 1, 2006 to the actual date of acquisition, of which $407,000 was included in cost of revenue and $239,000 was included as a separate component of operating expenses. Amortization expense related to the acquired intangible assets recorded in our consolidated statements of operations was $321,000 for the period from November 9, 2006, the actual date of acquisition, to February 28, 2007, of which $118,000 was included as a separate component of operating expenses and $203,000 was included in cost of revenue.

(b) Adjustment to reduce interest income from March 1, 2006, the assumed acquisition date, to November 9, 2006, the actual date of acquisition, for the cash consideration paid from the assumed acquisition date of March 1, 2006 using the average interest rate over the respective period.

(c) Adjustment to record our common shares outstanding for the stock consideration paid as though they were outstanding from the assumed acquisition date of March 1, 2006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fee.

SEC registration fee		$2,648
NASD filing fee		9,125
NASDAQ Global Market listing fee.		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. Our restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that, if Delaware law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we must advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

Prior to the closing of this offering, we will have entered into an indemnification agreement with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The agreement will provide that we will indemnify him or her against any and all expenses that he or she incurs because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws, except in a proceeding initiated by that person without the approval of our board of directors. In addition, the agreement will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by him or her in connection with a legal proceeding.

Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement contained in Exhibit 4.3 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our amended and restated investors’ rights agreement.

Item 15.	Recent Sales of Unregistered Securities

Since March 1, 2004, we have issued the following securities that were not registered under the Securities Act:

1. We granted stock options to purchase 6,413,950 shares of our common stock at exercise prices ranging from $1.00 to $11.00 per share to employees, consultants, directors and other service providers under our 1999 Equity Incentive Plan.

2. We issued and sold an aggregate of 1,615,228 shares of our common stock to employees, consultants and other service providers for aggregate consideration of approximately $1,755,204.60 pursuant to exercises of options granted under our 1999 Equity Incentive Plan.

3. On November 9, 2006, we issued an aggregate of 1,074,967 shares of our common stock in connection with our acquisition of TradePoint.

4. On July 25, 2006, we issued warrants to purchase an aggregate of 75,000 shares of common stock to two institutional investors with an exercise price of $2.70 per share.

5. On May 23, 2006, we issued a warrant to purchase an aggregate of 37,500 shares of Series C convertible preferred stock to an institutional investor with an exercise price of $5.16 per share.

6. On August 1, 2006, we issued 12,500 shares of our Series C convertible preferred stock to an institutional investor for aggregate consideration of approximately $64,500.

7. On August 1, 2006, we issued 85,000 shares of our common stock to an institutional investor for aggregate consideration of approximately $229,500.

The sales of securities described in Items (1) and (2) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items (3) through (7) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution, and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. All shares issued pursuant to an exemption under Section 4(2) of the Securities Act were issued to purchasers who were accredited investors or, either alone or, in connection with Item (3), with their purchaser representative, sophisticated with access to information regarding us and, with respect to the shares issued in Item (3), the acquisition of TradePoint by us.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement.

Exhibit No.		Description

2	.1**	Agreement and Plan of Merger and Reorganization, dated as of October 6, 2006, by and among the Registrant, TP Acquisition Corp., TradePoint Solutions, Inc. and Charles Magowan, as Shareholders’ Representative.
3	.1**	Amended and Restated Certificate of Incorporation, as currently in effect.
3.2		Form of Restated Certificate of Incorporation to be effective immediately prior to the closing of this offering.
3	.3**	Bylaws.
3.4		Form of Amended and Restated Bylaws to be effective immediately prior to the closing of this offering.
3.5		Form of Amended and Restated Certificate of Incorporation to be effective prior to the completion of this offering.
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.
4	.2*	Form of Common Stock certificate.
4	.3**	Amended and Restated Investors’ Rights Agreement, dated September 20, 2002, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto, as amended.
5	.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
10.1		Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees.
10	.2**	DemandTec, Inc. 1999 Equity Incentive Plan, as amended, and forms of agreements thereunder.
10.3		DemandTec, Inc. 2007 Equity Incentive Plan.
10.4		DemandTec, Inc. 2007 Employee Stock Purchase Plan.
10	.5**	Sublease by and between the Registrant and Liberate Technologies, dated December 7, 2001, as amended.
10	.6**	Offer Letter with Daniel R. Fishback, dated June 1, 2001, as amended.
10	.7**	Offer Letter with Mark A. Culhane, dated July 20, 2001, as amended.
10	.8**	Offer Letter with John C. Crouch, dated November 17, 2003.
10	.9**	Offer Letter with James H. Dai, dated February 5, 2004.
10	.10**	Offer Letter with Michael L. Frandsen, dated November 1, 2006, as amended.
10	.11**	Offer Letter with Ronald E. F. Codd, dated March 1, 2007.
10	.12**	Offer Letter with Linda Fayne Levinson, dated April 27, 2005, as amended.
10	.13**	Offer Letter with Victor L. Lund, dated March 22, 2005, as amended.
10	.14**	Offer Letter with Joshua W. R. Pickus, dated March 1, 2007.
10	.15**	Offer Letter with Charles J. Robel, dated September 12, 2006.
10	.16**	Master Service Agreement dated August 19, 2005, by and between the Registrant, Equinix Operating Co., Equinix Inc. and Equinix Pacific, Inc.
10	.17**	Amended and Restated Outsourcing Services Agreement, dated May 1, 2006, by and between the Registrant and Sonata Services Limited.
10	.18**	Loan and Security Agreement, dated July 25, 2006, among the Registrant, Silicon Valley Bank and Gold Hill Venture Lending 03, LP.
10	.19**	Amended and Restated Voting Agreement, dated September 20, 2002, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto, as amended.
10.20		Summary of 2007 Executive Management Team Compensation Plan.

Exhibit No.		Description

10	.21**	DemandTec, Inc. Management Cash Incentive Plan.
10	.22**	Third Amended and Restated Loan and Security Agreement, dated May 23, 2006, by and among the Registrant and Silicon Valley Bank.
10	.23**	Offer Letter with William R. Phelps, dated May 29, 2007.
21.1		List of subsidiaries.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Ernst & Young LLP, Independent Auditors.
23	.3*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
23.4		Consent of Frost & Sullivan.
23	.5**	Consent of Financial Strategies Consulting Group, LLC.
23.6		Consent of Planet Retail, Ltd.
24	.1**	Power of Attorney (contained in the signature page to the original registration statement).

*	To be filed by amendment.

**	Previously filed.

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in our consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California, on this 20th day of July, 2007.

DEMANDTEC, INC.

By:	/s/ Daniel R. Fishback
Daniel R. Fishback,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ Daniel R. Fishback Daniel R. Fishback		President, Chief Executive Officer and Director (Principal Executive Officer)	July 20, 2007

/s/ Mark A. Culhane Mark A. Culhane		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 20, 2007

* Ronald E.F. Codd		Director	July 20, 2007

* Linda Fayne Levinson		Director	July 20, 2007

* Victor L. Lund		Chairman of the Board of Directors	July 20, 2007

* Joshua W.R. Pickus		Director	July 20, 2007

* Charles J. Robel		Director	July 20, 2007

* James D. Sayre		Director	July 20, 2007

*By	/s/ Daniel R. Fishback Daniel R. Fishback Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement.
2	.1**	Agreement and Plan of Merger and Reorganization, dated as of October 6, 2006, by and among the Registrant, TP Acquisition Corp., TradePoint Solutions, Inc. and Charles Magowan, as Shareholders’ Representative.
3	.1**	Amended and Restated Restated Certificate of Incorporation, as currently in effect.
3.2		Form of Restated Certificate of Incorporation to be effective immediately prior to the closing of this offering.
3	.3**	Bylaws.
3.4		Form of Amended and Restated Bylaws to be effective immediately prior to the closing of this offering.
3.5		Form of Amended and Restated Certificate of Incorporation to be effective prior to the completion of this offering.
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.
4	.2*	Form of Common Stock certificate.
4	.3**	Amended and Restated Investors’ Rights Agreement, dated September 20, 2002, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto, as amended.
5	.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
10.1		Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees.
10	.2**	DemandTec, Inc. 1999 Equity Incentive Plan, as amended, and forms of agreements thereunder.
10.3		DemandTec, Inc. 2007 Equity Incentive Plan.
10.4		DemandTec, Inc. 2007 Employee Stock Purchase Plan.
10	.5**	Sublease by and between the Registrant and Liberate Technologies, dated December 7, 2001, as amended.
10	.6**	Offer Letter with Daniel R. Fishback, dated June 1, 2001, as amended.
10	.7**	Offer Letter with Mark A. Culhane, dated July 20, 2001, as amended.
10	.8**	Offer Letter with John C. Crouch, dated November 17, 2003.
10	.9**	Offer Letter with James H. Dai, dated February 5, 2004.
10	.10**	Offer Letter with Michael L. Frandsen, dated November 1, 2006, as amended.
10	.11**	Offer Letter with Ronald E. F. Codd, dated March 1, 2007.
10	.12**	Offer Letter with Linda Fayne Levinson, dated April 27, 2005, as amended.
10	.13**	Offer Letter with Victor L. Lund, dated March 22, 2005, as amended.
10	.14**	Offer Letter with Joshua W. R. Pickus, dated March 1, 2007.
10	.15**	Offer Letter with Charles J. Robel, dated September 12, 2006.
10	.16**	Master Service Agreement dated August 19, 2005, by and between the Registrant, Equinix Operating Co., Equinix Inc. and Equinix Pacific, Inc.
10	.17**	Amended and Restated Outsourcing Services Agreement, dated May 1, 2006, by and between the Registrant and Sonata Services Limited.
10	.18**	Loan and Security Agreement, dated July 25, 2006, by and among the Registrant, Silicon Valley Bank and Gold Hill Venture Lending 03, LP.

Exhibit No.		Description

10	.19**	Amended and Restated Voting Agreement, dated September 20, 2002, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto, as amended.
10.20		Summary of 2007 Executive Management Team Compensation Plan.
10	.21**	DemandTec, Inc. Management Cash Incentive Plan.
10	.22**	Third Amended and Restated Loan and Security Agreement, dated May 23, 2006, by and among the Registrant and Silicon Valley Bank.
10	.23**	Offer Letter with William R. Phelps, dated May 29, 2007.
21.1		List of subsidiaries.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Ernst & Young LLP, Independent Auditors.
23	.3*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
23.4		Consent of Frost & Sullivan.
23	.5**	Consent of Financial Strategies Consulting Group, LLC.
23.6		Consent of Planet Retail, Ltd.
24	.1**	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.

**	Previously filed.